Dreyfus
Inflation Adjusted
Securities Fund

ANNUAL REPORT July 31, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Inflation Adjusted Securities Fund, covering the 12-month period from August 1, 2007, through July 31, 2008.

The fixed-income markets continued to be constrained by uncertainty. Rally attempts in the spring were offset by market weakness in June and July as inflationary pressures, rising unemployment and lingering credit concerns prevailed. Wavering investor sentiment continued to bolster the "flight-to-quality" to U.S. Treasuries and inflation-indexed TIPS, but hard-hit areas such as high-yield and high-quality mortgage-backed securities have shown promising valuations as compared to the beginning of the reporting period and the year. However, there's still great caution within such areas of the bond markets, so sound research and diligence has been key.

Despite the well-publicized "rescue" of Bear Stearns and the concerns still surrounding two government-sponsored mortgage enterprises — Fannie Mae and Freddie Mac — we have seen signs of more orderly deleveraging among financial institutions. In addition, the recent retreat in the price of oil and the Fed's indication that it intends on maintaining the overnight rate in order to help balance inflationary pressures and economic stability should support the bond markets. We further believe that some areas of the U.S. bond market may have been punished too severely in the downturn and present long-term investment opportunities for certain investors. As always, your financial advisor can help you determine the appropriate fixed-income investments in this current market environment that meet your individual objectives and investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
August 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of August 1, 2007, through July 31, 2008, as provided by Robert Bayston, Portfolio Manager

Fund and Market Performance Overview

For the 12-month period ended July 31, 2008, Dreyfus Inflation Adjusted Securities Fund's Institutional shares achieved a total return of 11.29%, and the fund's Investor shares achieved a total return of 11.01%.[1] In comparison, the fund's benchmark, the Lehman Brothers U.S. Treasury Inflation Protected Securities Index (the "Index"), achieved a total return of 11.95% for the same period.[2] In addition, the average total return of all funds reported in the Lipper Treasury Inflation Protected Securities category was 9.86% over the reporting period.[3]

Unlike many sectors of the U.S. bond market, which were hurt by a credit crisis that began in early 2007 in the sub-prime mortgage sector, Treasury Inflation Protected Securities ("TIPS") gained value over the reporting period, due primarily to intensifying inflationary pressures as well as a "flight to quality" among investors that generally benefited U.S. Treasury securities. The fund's performance was driven primarily by an interest-rate strategy that successfully captured the benefits of widening yield differences along the market's maturity spectrum.

The Fund's Investment Approach

The fund seeks returns that exceed the rate of inflation. To pursue this goal, the fund normally invests at least 80% of its assets in inflation-indexed securities, which are fixed-income securities designed to protect investors from a loss of value due to inflation by periodically adjusting their principal and/or coupon according to the rate of inflation.

The fund invests primarily in high-quality, U.S. dollar-denominated, inflation-indexed securities. To a limited extent, the fund may invest in foreign currency-denominated, inflation-protected securities and other fixed-income securities not adjusted for inflation, including U.S. government bonds and notes, corporate bonds, mortgage-related securities and asset-backed securities. The fund seeks to keep its average effective duration between two and 10 years, and the fund may invest in securities of any maturity without restriction.

Credit and Economic Concerns Fueled Volatility

A downturn in the U.S. economy and an intensifying credit crisis dampened investor sentiment throughout the reporting period, causing yields in most segments of the bond market to rise and prices to fall. The impact of the credit crunch was particularly severe in higher-yielding market sectors, including corporate-, mortgage- and asset-backed securities.

However, U.S. Treasury securities, including TIPS, generally rallied as investors engaged in a flight to quality toward the relatively safe haven of government-backed investments. In addition, TIPS benefited over the reporting period from an acceleration of inflation, as higher commodity prices for food, energy and basic materials worked their way through the economy. Inflation during the reporting period rose at a 5.60% annual rate as compared to the 2.40% annual increase over the previous full year reporting period.

The Federal Reserve Responded Aggressively

The Federal Reserve Board (the "Fed") attempted to forestall further intensification of the credit crisis and economic slowdown by injecting liquidity into the U.S. banking system and reducing the federal funds target rate from 5.25% at the start of the reporting period to 2.00% in April. However, the Fed left the interest rate unchanged at its June 2008 meeting, citing the risk that further policy easing might fuel an acceleration of inflation.

Fixed-income markets began to see signs of improvement in mid-March 2008, after the Fed participated in a plan to prevent the insolvency of a major investment bank from damaging other financial institutions. Market liquidity appeared to improve, and prices of U.S. Treasury securities generally declined as investors became less risk-averse. However, in June and July, a renewed flight to quality ensued amid another wave of sub-prime related write-downs by global investment banks and larger-than-expected losses at two major U.S. government-sponsored mortgage agencies. As a result, by the reporting period's end, a rally had offset a substantial portion of the U.S. Treasury market's springtime weakness.

Positioned for a Steeper Yield Curve

As interest rates fell, yield differences generally widened along the U.S. Treasury market's maturity range. The fund benefited from this development through its yield curve strategy, which de-emphasized short- and long-term TIPS in favor of those with maturities in the seven- to 10-year range. This strategy also contributed to an average effective duration that was in line with industry averages, enabling the fund to capture the positive effects of declining interest rates.

Preparing for Lower Inflation Expectations

As of the reporting period's end, inflation has accelerated and the yield curve has steepened. However, we believe that the bulk of these developments may be behind us. A sluggish economy seems likely to alleviate current inflationary pressures, including a further rise in energy prices. Moreover, the Fed appears to be on hold, suggesting to us that the yield curve is unlikely to steepen significantly from here. Therefore, we have adopted a more neutral yield curve strategy, and we have maintained the fund's average duration in a range that is in line with industry averages. Of course, we will look to modify this strategy if changing events warrant it.

August 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 1, 2009, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LEHMAN BROTHERS INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Treasury Inflation Protected Securities Index is a sub-index of the U.S. Treasury component of the Lehman Brothers U.S. Government Index. Securities in the Lehman Brothers U.S. Treasury Inflation Protected Securities Index are dollar-denominated, non-convertible, publicly issued, fixed-rate, investment-grade (Moody's Baa3 or better) U.S. Treasury inflation notes, with at least one year to final maturity and at least $100 million par amount outstanding.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Inflation Adjusted Securities Fund Investor shares and Institutional shares and the Lehman Brothers U.S. Treasury Inflation Protected Securities Index

Average Annual Total Returns *as of 7/31/08*

	Inception Date	1 Year	5 Years	From Inception
Investor shares	**10/31/02**	**11.01%**	**5.94%**	**5.97%**
Institutional shares	**10/31/02**	**11.29%**	**6.20%**	**6.24%**

† *Source: Lipper Inc.*
Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Investor and Institutional shares of Dreyfus Inflation Adjusted Securities Fund on 10/31/02 (inception date) to a $10,000 investment made in the Lehman Brothers U.S. Treasury Inflation Protected Securities Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a sub-index of the U.S. Treasury component of the Lehman Brothers U.S. Government Index. Securities in the Index are dollar-denominated, non-convertible, publicly-issued, fixed-rate, investment-grade (Moody's Baa3 or better) U.S. Treasury inflation notes, with at least one year to final maturity and at least $100 million par amount outstanding. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Inflation Adjusted Securities Fund from February 1, 2008 to July 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended July 31, 2008

	Investor Shares	Institutional Shares
Expenses paid per $1,000†	$ 2.74	$ 1.49
Ending value (after expenses)	$1,001.20	$1,002.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended July 31, 2008

	Investor Shares	Institutional Shares
Expenses paid per $1,000†	$ 2.77	$ 1.51
Ending value (after expenses)	$1,022.13	$1,023.37

† *Expenses are equal to the fund's annualized expense ratio of .55% for Investor shares and .30% for Institutional shares, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

July 31, 2008

Bonds and Notes—98.2%	Principal Amount ($)	Value ($)
U.S. Treasury Inflation Protected Securities:		
0.88%, 4/15/10	1,416,425 a,b	1,424,615
1.38%, 7/15/18	381,645 a	371,478
1.63%, 1/15/15	2,326,285 a,b	2,363,724
1.75%, 1/15/28	646,288 a	603,825
1.88%, 7/15/13	2,883,095 a	2,991,214
1.88%, 7/15/15	1,125,678 a,b	1,160,856
2.00%, 1/15/14	1,603,433 a,b	1,668,197
2.00%, 7/15/14	2,770,118 a	2,887,200
2.00%, 1/15/26	2,981,104 a,b	2,921,249
2.38%, 4/15/11	2,482,298 a	2,585,276
2.38%, 1/15/17	3,318,444 a,b	3,522,737
2.38%, 1/15/25	1,885,427 a,b	1,963,203
2.50%, 7/15/16	1,826,297 a,b	1,959,418
2.63%, 7/15/17	1,051,230 a	1,140,256
3.00%, 7/15/12	3,408,820 a,b	3,679,930
3.50%, 1/15/11	2,223,653 a,b	2,380,875
3.63%, 4/15/28	2,726,245 a	3,349,023
3.88%, 4/15/29	2,226,423 a,b	2,847,041
Total Bonds and Notes (cost $40,954,820)		**39,820,117**

Other Investment—1.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $567,000)	567,000 c	**567,000**

Investment of Cash Collateral for Securities Loaned—39.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $15,870,764)	15,870,764 [c]	**15,870,764**
Total Investments (cost $57,392,584)	**138.7%**	**56,257,881**
Liabilities, Less Cash and Receivables	**(38.7%)**	**(15,687,864)**
Net Assets	**100.0%**	**40,570,017**

[a] *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*
[b] *All or a portion of these securities are on loan. At July 31, 2008, the total market value of the fund's securities on loan is $14,940,660 and the total market value of the collateral held by the fund is $17,736,259, consisting of cash collateral of $15,870,764 and U.S. Government and Agency securities valued at $1,865,495.*
[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary [†]

	Value (%)		Value (%)
U.S. Government & Agencies	98.2	Money Market Investments	40.5
			138.7

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
July 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $14,940,660) Note 1(b):		
Unaffiliated issuers	40,954,820	39,820,117
Affiliated issuers	16,437,764	16,437,764
Cash		188,473
Cash denominated in foreign currencies	2	2
Receivable for investment securities sold		576,311
Dividends and interest receivable		111,310
Receivable for shares of Common Stock subscribed		10,996
Prepaid expenses		9,694
		57,154,667
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		4,503
Liability for securities on loan–Note 1(b)		15,870,764
Payable for investment securities purchased		604,602
Payable for shares of Common Stock redeemed		67,319
Accrued expenses		37,462
		16,584,650
Net Assets ($)		**40,570,017**
Composition of Net Assets ($):		
Paid-in capital		41,288,769
Accumulated undistributed investment income–net		26,984
Accumulated net realized gain (loss) on investments		388,967
Accumulated gross unrealized (depreciation) on investments		(1,134,703)
Net Assets ($)		**40,570,017**

Net Asset Value Per Share

	Investor Shares	Institutional Shares
Net Assets ($)	26,829,675	13,740,342
Shares Outstanding	2,181,400	1,117,217
Net Asset Value Per Share ($)	**12.30**	**12.30**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended July 31, 2008

Investment Income ($):	
Income:	
Interest	1,477,385
Dividends;	
Affiliated issuers	12,727
Income from securities lending	45,430
Total Income	**1,535,542**
Expenses:	
Management fee–Note 3(a)	66,231
Shareholder servicing costs–Note 3(b)	49,673
Registration fees	32,747
Auditing fees	30,592
Prospectus and shareholders' reports	10,546
Custodian fees–Note 3(b)	5,856
Directors' fees and expenses–Note 3(c)	816
Loan commitment fees–Note 2	61
Interest expense–Note 2	11
Miscellaneous	12,571
Total Expenses	**209,104**
Less–expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a)	(107,084)
Less–reduction in fees due to earnings credits–Note 1(b)	(227)
Net Expenses	**101,793**
Investment Income–Net	**1,433,749**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	665,250
Net unrealized appreciation (depreciation) on investments	(1,242,424)
Net Realized and Unrealized Gain (Loss) on Investments	**(577,174)**
Net Increase in Net Assets Resulting from Operations	**856,575**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended July 31,	
	2008	2007
Operations ($):		
Investment income—net	1,433,749	104,922
Net realized gain (loss) on investments	665,250	20,888
Net unrealized appreciation (depreciation) on investments	(1,242,424)	119,459
Net Increase (Decrease) in Net Assets Resulting from Operations	**856,575**	**245,269**
Dividends to Shareholders from ($):		
Investment income—net:		
Investor Shares	(904,889)	(110,748)
Institutional Shares	(529,563)	(124,621)
Total Dividends	**(1,434,452)**	**(235,369)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Investor Shares	30,998,869	108,727
Institutional Shares	10,938,925	34,575
Dividends reinvested:		
Investor Shares	898,164	109,794
Institutional Shares	360,518	105,738
Cost of shares redeemed:		
Investor Shares	(7,214,234)	(954,237)
Institutional Shares	(65,381)	(915,537)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**35,916,861**	**(1,510,940)**
Total Increase (Decrease) in Net Assets	**35,338,984**	**(1,501,040)**
Net Assets ($):		
Beginning of Period	5,231,033	6,732,073
End of Period	**40,570,017**	**5,231,033**
Undistributed (distributions in excess of) investment income—net	26,984	(264,887)

	Year Ended July 31,	
	2008	2007
Capital Share Transactions:		
Investor Shares		
Shares sold	2,473,558	9,334
Shares issued for dividends reinvested	72,191	9,398
Shares redeemed	(581,927)	(80,937)
Net Increase (Decrease) in Shares Outstanding	**1,963,822**	**(62,205)**
Institutional Shares		
Shares sold	862,529	2,975
Shares issued for dividends reinvested	29,054	9,048
Shares redeemed	(5,210)	(77,605)
Net Increase (Decrease) in Shares Outstanding	**886,373**	**(65,582)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended July 31,				
Investor Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	11.67	11.69	12.34	12.25	12.69
Investment Operations:					
Investment income—net [a]	.79	.21	.26	.25	.26
Net realized and unrealized gain (loss) on investments	.48	.27	(.06)	.40	.71
Total from Investment Operations	1.27	.48	.20	.65	.97
Distributions:					
Dividends from investment income—net	(.64)	(.50)	(.71)	(.56)	(.55)
Dividends from net realized gain on investments	–	–	(.14)	–	(.86)
Total Distributions	(.64)	(.50)	(.85)	(.56)	(1.41)
Net asset value, end of period	12.30	11.67	11.69	12.34	12.25
Total Return (%)	11.01	4.24	1.51	5.39	7.79
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.04	2.10	1.88	1.74	1.80
Ratio of net expenses to average net assets	.55	.53	.55	.55	.55
Ratio of net investment income to average net assets	6.39	1.83	2.18	2.00	2.05
Portfolio Turnover Rate	90.18	18.17	60.82	118.91	951.51
Net Assets, end of period ($ x 1,000)	26,830	2,538	3,269	3,009	2,857

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

		Year Ended July 31,			
Institutional Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	11.66	11.68	12.35	12.25	12.69
Investment Operations:					
Investment income—net [a]	.84	.24	.29	.28	.27
Net realized and unrealized gain (loss) on investments	.48	.26	(.07)	.41	.73
Total from Investment Operations	1.32	.50	.22	.69	1.00
Distributions:					
Dividends from investment income—net	(.68)	(.52)	(.75)	(.59)	(.58)
Dividends from net realized gain on investments	–	–	(.14)	–	(.86)
Total Distributions	(.68)	(.52)	(.89)	(.59)	(1.44)
Net asset value, end of period	12.30	11.66	11.68	12.35	12.25
Total Return (%)	11.29	4.47	1.82	5.60	8.06
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.77	1.83	1.63	1.49	1.54
Ratio of net expenses to average net assets	.30	.28	.30	.30	.30
Ratio of net investment income to average net assets	6.68	2.08	2.43	2.26	2.17
Portfolio Turnover Rate	90.18	18.17	60.82	118.91	951.51
Net Assets, end of period ($ x 1,000)	13,740	2,693	3,463	3,405	3,296

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Inflation Adjusted Securities Fund (the "fund") is a separate diversified series of Dreyfus Investment Grade Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is to seek returns that exceed the rate of inflation. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the organization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. The fund is authorized to issue 500 million shares of $.001 par value Common Stock in each of the following classes of shares: Investor and Institutional. Investor shares are subject to a shareholder services plan. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs, the minimum initial investment and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of July 31, 2008, MBC Investments Corp., an indirect subsidiary of BNY Mellon, held 200,548 Investor shares and 204,261 Institutional shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures and options are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with The Bank of New York Mellon, a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or letters of credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended July 31, 2008, The Bank of New York Mellon earned $24,462 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended July 31, 2008.

As of and during the period ended July 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended July 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At July 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $416,499 and unrealized depreciation $1,135,251.

The tax character of distributions paid to shareholders during the fiscal periods ended July 31, 2008 and July 31, 2007 were as follows: ordinary income $1,434,452 and $235,369, respectively.

During the period ended July 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for treasury inflation protected securities, the fund increased accumulated undistributed investment income-net by $292,574 and decreased paid-in capital by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period end July 31, 2008 was $464, with a related weighted average annualized interest rate of 2.32%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .30% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from August 1, 2007 through December 1, 2009 that if the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest expense, commitment fees on borrowings, shareholder services plan fees and extraordinary expenses, exceed an annual rate of .30% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The expense reimbursement, pursuant to the undertaking, amounted to $107,084 during the period ended July 31,2008.

(b) Under the Investor Shares Shareholder Services Plan, the fund pays the Distributor at an annual rate of .25% of the value of Investor Shares average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended July 31, 2008, Investor Shares were charged $35,429 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended July 31, 2008, the fund was charged $1,994 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended July 31, 2008, the fund was charged $149 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended July 31, 2008, the fund was charged $5,856 pursuant to the custody agreement.

During the period ended July 31, 2008, the fund was charged $5,604 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $10,065, shareholder services plan fees $5,465, custodian fees $1,151, chief compliance officer fees $3,290 and transfer agency per account fees $600, which are offset against an expense reimbursement currently in effect in the amount of $16,068.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, during the period ended July 31, 2008, amounted to $54,316,318 and $20,135,190, respectively.

At July 31, 2008, the cost of investments for federal income tax purposes was $57,393,132; accordingly, accumulated gross unrealized depreciation on investments was $1,135,251.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Inflation Adjusted Securities Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Inflation Adjusted Securities Fund (one of the series comprising Dreyfus Investment Grade Funds, Inc.), as of July 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of July 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Inflation Adjusted Securities Fund at July 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
September 26, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 100% of ordinary income dividends paid during the fiscal year ended July 31, 2008 as qualifying "interest related dividends." Also for state individual income tax purposes, the fund hereby designates 98.29% of the ordinary income dividends paid during its fiscal year ended July 31, 2008 as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for individual income tax purposes in most states, including New York, California and the District of Columbia.

At a meeting of the fund's Board of Directors held on July 16 and 17, 2008, the Board considered the re-approval for an annual period (through July 29, 2009) of the Management Agreement with Dreyfus for the fund, pursuant to which Dreyfus provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and that Dreyfus also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the performance of the fund's Investor Shares and comparisons to a group of retail no-load Treasury inflation-protected securities funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional Treasury inflation-protected securities funds (the "Performance

Universe"), selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended May 31, 2008. The Board members noted that the fund's total return performance variously was above, at or below the Performance Group and Performance Universe medians for all periods, and the close proximity of the fund's performance to the median in certain periods where fund performance was below the median. The Board members noted that the fund's yield performance was above the Performance Group and Performance Universe medians for all periods. Dreyfus also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each of the calendar years for the past five years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund's contractual management fee was lower than the Expense Group median, and that the actual management fee and total expense ratio were lower than the Expense Group and Expense Universe medians, which included the undertaking by Dreyfus to limit the fund's expense ratio. The Board noted that the fund's actual management fee and expense ratio were lower due to the undertaking by Dreyfus to waive fees and reimburse expenses.

Representatives of Dreyfus stated that there were no other mutual funds managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies, and reviewed with the Board other accounts managed by Dreyfus or its affiliates, with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). Dreyfus representatives explained the nature of the Similar Accounts and the differences, from Dreyfus' perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee.

Analysis of Profitability and Economies of Scale. Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangement and its effect on Dreyfus' profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the Management Agreement, with respect to the fund. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board generally was satisfied with the fund's performance and expressed confidence in the fund's portfolio management team, which continued to apply a consistent investment strategy, and management's commitment to providing resources necessary to support portfolio management.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and management fee information, including Dreyfus' undertaking to limit the fund's expense ratio (which reduced the fund's actual management fee and expense ratio), costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Management Agreement, with respect to the fund, was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Whitney I. Gerard (73)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 26

——————————

George L. Perry (74)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 26

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Lucy Wilson Benson, Emeritus Board Member
Arthur A. Hartman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 160 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 160 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 177 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 173 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Inflation Adjusted
Securities Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Institutional: DIASX   Investor: DIAVX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0588AR0708

Dreyfus Premier Intermediate Term Income Fund

ANNUAL REPORT July 31, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We present this annual report for Dreyfus Premier Intermediate Term Income Fund, covering the 12-month period from August 1, 2007, through July 31, 2008.

The fixed-income markets continued to be constrained by uncertainty. Rally attempts in the spring were offset by market weakness in June and July as inflationary pressures, rising unemployment and lingering credit concerns prevailed. Wavering investor sentiment continued to bolster the "flight-to-quality" to U.S. Treasuries and inflation-indexed TIPS, but hard-hit areas such as high-yield and high-quality mortgage-backed securities have shown promising valuations as compared to the beginning of the reporting period and the year. However, there's still great caution within such areas of the bond markets, so sound research and diligence has been key.

Despite the well-publicized "rescue" of Bear Stearns and the concerns still surrounding two government-sponsored mortgage enterprises — Fannie Mae and Freddie Mac — we have seen signs of more orderly deleveraging among financial institutions. In addition, the recent retreat in the price of oil and the Fed's indication that it intends on maintaining the overnight rate in order to help balance inflationary pressures and economic stability should support the bond markets. We further believe that some areas of the U.S. bond market may have been punished too severely in the downturn and present long-term investment opportunities for certain investors. As always, your financial advisor can help you determine the appropriate fixed-income investments in this current market environment that meet your individual objectives and investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
August 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of August 1, 2007, through July 31, 2008, as provided by Kent Wosepka, Portfolio Manager

Fund and Market Performance Overview

On May 13, 2008, the Dreyfus Premier Intermediate Term Income Fund's Investor shares and Institutional shares were redesignated to Class A shares and Class I shares, respectively. Also on May 13, 2008, the fund began offering Class B (limited basis only) shares and Class C shares. For the 12-month period ended July 31, 2008, the fund's Class A shares achieved a total return of 1.76% and Class I shares achieved a total return of 2.05%. Since inception on May 13, 2008, the fund's Class B shares achieved a total return of -1.77% and Class C shares achieved a total return of -1.81%.[1] In comparison, the fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 6.15% for the 12-month period.[2]

Heightened volatility in the bond market persisted throughout the reporting period as a credit crisis that began in early 2007 in the sub-prime mortgage sector continued to trigger a "flight to quality" among investors, benefiting U.S. Treasury securities but punishing most other fixed-income market sectors. The fund produced lower returns than its benchmark, primarily due to overweighted positions in high yield bonds, commercial mortgage-backed securities and asset-backed securities, and correspondingly underweighted exposure to U.S. Treasuries, which comprise a significant percentage of the benchmark index.

The Fund's Investment Approach

The fund seeks to maximize total return, consisting of capital appreciation and current income. To pursue this goal, the fund normally invests at least 80% of its assets in fixed-income securities of U.S. and foreign issuers rated at least investment grade or the unrated equivalent as determined by Dreyfus. These securities include: U.S. government bonds and notes, corporate bonds, municipal bonds, convertible securities, preferred stocks, inflation-indexed securities, asset-backed securities, mortgage-related securities and foreign bonds. Typically, the fund can expect to have an average effective maturity ranging from five to 10 years, and an average effective duration ranging between three and eight years. For additional yield, the fund may invest up to 20% of its assets in fixed-income securities rated below investment grade.

Credit and Economic Concerns Fueled Volatility

A credit crisis that began early in 2007 in the sub-prime mortgage market and caused a ripple effect throughout the bond market continued to dampen investor sentiment over the entire reporting period, causing yields in most segments of the bond market to rise and prices to fall. The impact of the credit crunch was particularly severe in higher-yielding market sectors, producing steep declines among mortgage- and asset-backed securities, which are known as "spread sectors" for their yield premiums over nominal U.S. Treasury securities. The independent rating agencies have undervalued the real risk in the sub-prime market, which contributed to the widespread losses and write-downs on securities backed by sub-prime loans and sub-prime related debt. In addition, slumping housing markets, a weaker job market and soaring food and energy prices sparked a downturn in the U.S. economy, leading to lower prices for corporate bonds and other securities that tend to be sensitive to economic conditions. In contrast, U.S. Treasury securities gained value as newly risk-averse investors flocked to the relative credit safety provided by government-backed investments.

The Federal Reserve Board (the "Fed") responded aggressively to these developments by injecting liquidity into the U.S. banking system and reducing short-term interest rates from 5.25% at the start of the reporting period to 2.00% at the end. As a result of these moves, yield differences generally widened along the bond market's maturity range. Short- and intermediate-term securities were among the greater beneficiaries of the steepening yield curve.

Fixed-income markets began to see signs of improvement in mid-March 2008, after the Fed participated in a plan to prevent the insolvency of a major investment bank from damaging other financial institutions. Market liquidity appeared to improve, and spread sectors generally rallied. However, in June and July, renewed declines stemming from heightened inflation concerns, another wave of sub-prime related write-downs by global investment banks and larger than expected losses at two major U.S. government-sponsored mortgage agencies had offset a substantial portion of the rebound by the reporting period's end.

Positioned Too Early for Value-Oriented Opportunities

As prices of even fundamentally sound mortgage-backed, asset-backed and corporate securities declined along with their sub-prime counterparts, we pursued opportunities to establish overweighted positions in what we regarded as undervalued bonds in anticipation of a rebound. In hindsight, we may have done so too early, as the resumption of the flight to quality erased earlier gains in most spread sectors, including mortgage-backed securities and high yield corporate bonds. Conversely, relatively light exposure to better-performing U.S. Treasury securities prevented the fund from participating more fully in their strength.

Our interest-rate strategies produced somewhat better results. In anticipation of wider yield differences along the market's maturity spectrum, we established a "bulleted" strategy during the first quarter of 2008, de-emphasizing short- and long-term securities to capture the benefits of a steepening yield curve. We also generally maintained an effective average duration that was longer than industry averages during market rallies, which enabled the fund to participate more fully in periods of relative market strength.

Anticipating a Return to Fundamentals

As of the reporting period's end, we have maintained the fund's over-weighted exposure to spread sectors that we believe have been punished too severely by the credit crisis. After conducting extensive credit analysis, we have found what we believe to be particularly compelling values among certain commercial mortgage-backed securities and corporate bonds. In our view, these strategies position the fund for better performance when the credit crisis abates.

August 15, 2008

The fund may use derivative instruments, such as options, futures and options on futures, forward contracts, swaps (including credit default swaps on corporate bonds and asset-backed securities), options on swaps, and other credit derivatives. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Credit default swaps and similar instruments involve greater risks than if the fund had invested in the reference obligation directly, since, in addition to general market risks, they are subject to illiquidity risk, counterparty risk and credit risks.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided for the fund's Class A shares and Class I shares reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect through March 31, 2009, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's Class A shares' returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Intermediate Term Income Fund Class A shares and the Lehman Brothers U.S. Aggregate Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Class A shares of Dreyfus Premier Intermediate Term Income Fund on 7/31/98 to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class B, Class C and Class I shares will vary from the performance of Class A shares shown above due to differences in charges and expenses.

Effective on May 13, 2008, the fund was renamed to Dreyfus Premier Intermediate Term Income Fund. On this date, Class B shares and Class C shares were added. Investor shares were redesignated to Class A shares and Institutional shares were redesignated to Class I shares.

The fund invests primarily in debt securities and securities with debt-like characteristics of domestic and foreign issuers and maintains an average effective maturity ranging between five and ten years and an average effective duration ranging between three and eight years. The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 7/31/08*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (4.5%)		(2.78)%	2.91%	4.96%	
without sales charge		1.76%	3.87%	5.44%	
Class B shares					
with applicable redemption charge †	**5/13/08**	**(2.22)%†††**	**3.52%†††**	**5.44%†††,††††**	
without redemption	**5/13/08**	**1.65%†††**	**3.84%†††**	**5.44%†††,††††**	
Class C shares					
with applicable redemption charge ††	**5/13/08**	**0.65%†††**	**3.84%†††**	**5.43%†††**	
without redemption	**5/13/08**	**1.62%†††**	**3.84%†††**	**5.43%†††**	
Class I shares	**5/31/01**	**2.05%**	**4.13%**	**–**	**4.54%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

††† *The total return performance figures presented for Class B and Class C shares of the fund reflect the performance of the fund's Class A shares for periods prior to 5/13/08 (the inception date for Class B and Class C shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

†††† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Intermediate Term Income Fund from February 1, 2008 to July 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended July 31, 2008†

	Class A	Class B	Class C	Class I
Expenses paid per $1,000††	$ 3.93	$ 3.68	$ 3.23	$ 2.45
Ending value (after expenses)	$974.10	$982.30	$981.90	$974.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended July 31, 2008†††

	Class A	Class B	Class C	Class I
Expenses paid per $1,000††††	$ 4.02	$ 8.52	$ 7.47	$ 2.51
Ending value (after expenses)	$1,020.89	$1,016.41	$1,017.45	$1,022.38

†   *From May 13, 2008 (commencement of initial offering) to July 31, 2008 for Class B and Class C shares.*
††   *Expenses are equal to the fund's annualized expense ratio of 1.70% for Class B and 1.49% for Class C, multiplied by the average account value over the period, multiplied by 80/366 (to reflect the actual days in the period). Expenses are equal to the fund's annualized expense ratio of .80% for Class A shares and .50% for Class I shares, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*
†††   *Please note that while Class B and Class C shares commenced operations on May 13, 2008, the Hypothetical expenses paid during the period reflect projected activity for the full six month period for purposes of comparability. This projection assumes that annualized expense ratios were in effect during the period February 1, 2008 to July 31, 2008.*
††††   *Expenses are equal to the fund's annualized expense ratio of .80% for Class A, 1.70% for Class B, 1.49% for Class C and .50% for Class I, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

Bonds and Notes–129.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense–.0%				
Raytheon, Sr. Unscd. Notes	5.50	11/15/12	375,000	**385,791**
Asset-Backed Ctfs./ Auto Receivables–3.7%				
AmeriCredit Automobile Receivables Trust, Ser. 2006-BG, Cl. A3	5.21	10/6/11	7,250,767	7,136,970
Americredit Prime Automobile Receivables Trust, Ser. 2007-1, Cl. E	6.96	3/8/16	7,020,000 a	5,967,000
Capital Auto Receivables Asset Trust, Ser. 2005-1, Cl. C	4.73	9/15/10	425,000	425,713
Capital Auto Receivables Asset Trust, Ser. 2005-1, Cl. D	6.50	5/15/12	2,400,000 a	2,239,056
Capital Auto Receivables Asset Trust, Ser. 2007-1, Cl. D	6.57	9/16/13	1,708,000 a	1,511,030
Capital Auto Receivables Asset Trust, Ser. 2006-1, Cl. D	7.16	1/15/13	1,050,000 a	1,056,777
Capital One Auto Finance Trust, Ser. 2007-A, Cl. A3B	2.46	8/15/11	4,475,000 b	4,359,131
Capital One Auto Finance Trust, Ser. 2006-C, Cl. A3A	5.07	7/15/11	5,000,162	4,917,995
Capital One Auto Finance Trust, Ser. 2007-C, Cl. A3A	5.13	4/16/12	1,420,000	1,338,141
Capital One Auto Finance Trust, Ser. 2007-C, Cl. A2A	5.29	5/17/10	932,034	927,565
Capital One Auto Finance Trust, Ser. 2006-A, Cl. A3	5.33	11/15/10	1,085,565	1,081,969
Ford Credit Auto Owner Trust, Ser. 2005-A, Cl. A4	3.72	10/15/09	281,173	281,480
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	4,729,000	4,732,444
Ford Credit Auto Owner Trust, Ser. 2005-C, Cl. C	4.72	2/15/11	1,940,000	1,955,899
Ford Credit Auto Owner Trust, Ser. 2006-C, Cl. C	5.47	9/15/12	340,000	294,547
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. D	7.05	12/15/13	3,825,000 a	3,207,453
Ford Credit Auto Owner Trust, Ser. 2006-B, Cl. D	7.12	2/15/13	1,600,000 a	1,395,118

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Auto Receivables (continued)**				
Greenwich Capital Commercial Funding, Ser. 2004-GG1, Cl. A7	5.32	6/10/36	650,000 b	633,639
GS Auto Loan Trust, Ser. 2004-1, Cl. A4	2.65	5/16/11	46,506	46,500
Hyundai Auto Receivables Trust, Ser. 2007-A, Cl. A3A	5.04	1/17/12	465,000	474,136
Hyundai Auto Receivables Trust, Ser. 2006-B, Cl. C	5.25	5/15/13	655,000	641,315
Wachovia Auto Loan Owner Trust, Ser. 2007-1, Cl. D	5.65	2/20/13	945,000 c	543,659
WFS Financial Owner Trust, Ser. 2004-4, Cl. B	3.13	5/17/12	79,993	79,923
WFS Financial Owner Trust, Ser. 2004-3, Cl. B	3.51	2/17/12	72,211	72,193
WFS Financial Owner Trust, Ser. 2005-3, Cl. B	4.50	5/17/13	485,000	483,972
WFS Financial Owner Trust, Ser. 2005-3, Cl. C	4.54	5/17/13	50,000	47,905
WFS Financial Owner Trust, Ser. 2005-2, Cl. B	4.57	11/19/12	5,370,000	5,408,629
				51,260,159
Asset-Backed Ctfs./Credit Cards—1.1%				
American Express Credit Account Master Trust, Ser. 2007-6, Cl. C	2.85	1/15/13	7,095,000 a,b	6,719,739
Citibank Credit Card Issuance Trust, Ser. 2006-C4, Cl. C4	2.68	1/9/12	9,395,000 b	9,010,540
				15,730,279
Asset-Backed Ctfs./ **Home Equity Loans—2.5%**				
Ameriquest Mortgage Securities, Ser. 2003-11, Cl. AF6	5.14	1/25/34	903,322 b	828,092
Bayview Financial Acquisition Trust, Ser. 2005-B, Cl. 1A6	5.21	4/28/39	4,234,479 b	3,542,142
Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A2	5.56	9/25/36	1,600,000 b	1,592,179
Citicorp Residential Mortgage Securities, Ser. 2006-1, Cl. A1	5.96	7/25/36	300,107 b	299,756

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./				
Home Equity Loans (continued)				
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. A1A	5.98	6/25/37	1,167,521 b	1,165,794
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M8	7.00	6/25/37	150,000 b	26,503
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M9	7.00	6/25/37	525,000 b	80,063
Citigroup Mortgage Loan Trust, Ser. 2005-WF1, Cl. A5	5.01	2/25/35	4,026,282 b	3,511,696
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	1,650,000 b	1,352,342
CS First Boston Mortgage Securities, Ser. 2005-C4, Cl. AAB	5.07	8/15/38	3,345,000 b	3,257,700
CSAB Mortgage Backed Trust, Ser. 2006-3, Cl. A1A	6.00	11/25/36	1,432,466 b	1,375,064
First NLC Trust, Ser. 2005-3, Cl. AV2	2.69	12/25/35	28,321 b	28,197
GSAA Home Equity Trust, Ser. 2006-7, Cl. AV1	2.54	3/25/46	311,833 b	307,755
JP Morgan Mortgage Acquisition, Ser. 2007-HE1, Cl. AF1	2.56	4/25/37	1,033,898 b	976,841
Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	2,255,000 b	1,804,572
Ownit Mortgage Loan Asset Backed Certificates, Ser. 2006-1, Cl. AF1	5.42	12/25/36	198,428 b	198,029
Ownit Mortgage Loan Asset-Backed Certificates, Ser. 2005-5, Cl. A2B	2.75	10/25/36	4,840,128 b	4,477,684
Popular ABS Mortgage Pass-Through Trust, Ser. 2005-6, Cl. M1	5.91	1/25/36	3,770,000 b	1,454,412
Renaissance Home Equity Loan Trust, Ser. 2005-2, Cl. M9	6.64	8/25/35	130,000 b	30,705
Residential Asset Mortgage Products, Ser. 2005-RS2, Cl. M2	2.94	2/25/35	3,690,000 b	2,162,266
Residential Asset Mortgage Products, Ser. 2005-RS2, Cl. M3	3.01	2/25/35	1,090,000 b	449,507
Residential Asset Securities, Ser. 2006-EMX4, Cl. A1	2.50	6/25/36	17,111 b	17,073

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Home Equity Loans (continued)**				
Residential Asset Securities, Ser. 2005-EMX4, Cl. A2	2.72	11/25/35	5,100,408 b	4,822,155
Residential Asset Securities, Ser. 2005-AHL2, Cl. M3	2.93	10/25/35	1,005,000 b	308,684
Residential Asset Securities, Ser. 2001-KS3, Cl. MII1	3.29	9/25/31	40,391 b	18,709
Residential Asset Securities, Ser. 2003-KS7, Cl. MI3	5.75	9/25/33	1,721,540 b	919,680
Residential Funding Mortgage Securities II, Ser. 2006-HSA2, Cl. AI1	2.57	3/25/36	247,679 b	228,027
Sovereign Commercial Mortgage Securities Trust, Ser. 2007-C1, Cl. D	5.78	7/22/30	420,000 a,b	201,252
				35,436,879
Asset-Backed Ctfs./ **Manufactured Housing−.5%**				
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	2,582,059	2,615,933
Origen Manufactured Housing, Ser. 2004-B, Cl. A2	3.79	12/15/17	16,411	16,247
Origen Manufactured Housing, Ser. 2005-B, Cl. A2	5.25	12/15/18	2,689,405	2,696,714
Origen Manufactured Housing, Ser. 2005-B, Cl. M2	6.48	1/15/37	1,745,000	1,403,692
Vanderbilt Mortgage Finance, Ser. 1999-A, Cl. 1A6	6.75	3/7/29	80,000 b	63,761
				6,796,347
Automobile Manufacturers−.5%				
Daimler Finance North America, Gtd. Notes, Ser. E	3.40	10/31/08	6,720,000 b	6,712,816
Daimler Finance North America, Gtd. Notes	4.88	6/15/10	65,000	65,126
				6,777,942
Automotive, Trucks & Parts−.1%				
Goodyear Tire & Rubber, Gtd. Notes	6.68	12/1/09	705,000 b	**701,475**

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks−8.7%				
BAC Capital Trust XIV, Bank Gtd. Notes	5.63	12/31/49	6,605,000 b	4,679,048
Bank of America, Jr. Sub. Notes	8.00	12/29/49	7,780,000 b	7,188,557
Barclays Bank, Sub. Debs.	5.93	9/29/49	4,140,000 a,b	3,277,414
Barclays Bank, Sub. Bonds	7.70	4/29/49	3,845,000 a,b	3,723,825
Capital One Financial, Sr. Unsub. Notes	2.98	9/10/09	8,315,000 b	7,802,206
Chevy Chase Bank, Sub. Notes	6.88	12/1/13	3,555,000	3,057,300
Chuo Mitsui Trust & Banking, Jr. Sub. Notes	5.51	12/29/49	485,000 a,b	397,829
Colonial Bank, Sub. Notes	6.38	12/1/15	3,635,000	2,681,165
Colonial Bank, Sub. Notes	8.00	3/15/09	1,175,000 d	1,182,375
First Union, Sub. Notes	6.38	1/15/09	915,000	920,874
Glitnir Banki, Sub. Notes	6.69	6/15/16	450,000 a,b	258,190
Industrial Bank of Korea, Sub. Notes	4.00	5/19/14	6,210,000 a,b	6,132,903
Islandsbanki, Notes	2.95	10/15/08	2,307,000 a,b	2,298,190
Landsbanki Islands, Sr. Notes	3.34	8/25/09	5,925,000 a,b	5,646,993
M&T Bank, Sr. Unscd. Bonds	5.38	5/24/12	245,000	238,303
Manufacturers & Traders Trust, Sub. Notes	5.59	12/28/20	475,000 b	399,921
Marshall & Ilsley Bank, Sub. Notes, Ser. BN	2.95	12/4/12	7,950,000 b	6,300,939
Marshall & Ilsley, Sr. Unscd. Notes	5.63	8/17/09	7,430,000	7,373,302
NB Capital Trust IV, Bank Gtd. Cap. Secs.	8.25	4/15/27	1,180,000	1,168,330

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Banks (continued)						
Regions Financial, Sr. Unscd. Notes		2.84	8/8/08	1,450,000	b	1,449,432
Royal Bank of Scotland Group, Jr. Sub. Bonds		6.99	10/29/49	4,830,000	a,b	4,032,277
Shinsei Finance II, Unscd. Bonds		7.16	7/29/49	255,000	a,b	162,961
SMFG Preferred Capital, Sub. Bonds		6.08	1/29/49	173,000	a,b	141,933
Sovereign Bancorp, Sr. Unscd. Notes		2.96	3/1/09	3,055,000	b	2,893,696
Sovereign Bancorp, Sr. Unscd. Notes		3.03	3/23/10	4,790,000	b	4,037,774
Sovereign Bancorp, Sr. Unscd. Notes		4.80	9/1/10	925,000	b	813,847
Sumitomo Mitsui Banking, Sub. Notes	EUR	4.38	7/29/49	1,880,000	b,e	2,343,952
Sumitomo Mitsui Banking, Sub. Notes		5.63	7/29/49	2,640,000	a,b	2,374,540
SunTrust Preferred Capital I, Bank Gtd. Notes		5.85	12/31/49	7,035,000	b	4,699,113
UBS AG Stamford CT, Notes		5.75	4/25/18	4,005,000		3,815,383
USB Capital IX, Gtd. Notes		6.19	4/15/49	12,790,000	b	8,958,026
Wachovia, Notes		5.50	5/1/13	1,960,000		1,811,495
Washington Mutual Preferred Funding Delaware, Jr. Sub. Bonds		6.53	3/29/49	4,300,000	a,b	1,292,782
Washington Mutual, Sr. Unscd. Notes		3.09	1/15/10	810,000	b	705,650
Wells Fargo & Co., Sub. Notes		6.38	8/1/11	540,000		560,298
Wells Fargo Bank, Sub. Notes, Ser. AI		7.55	6/21/10	6,620,000		6,964,465
Wells Fargo Capital XIII, Notes		7.70	12/29/49	4,530,000	b	4,296,157
Western Financial Bank, Sub. Debs.		9.63	5/15/12	4,250,000		4,389,328
Zions Bancorporation, Sub. Notes		6.00	9/15/15	225,000		157,066
						120,627,839

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Building & Construction−.2%				
D.R. Horton, Gtd. Notes	6.00	4/15/11	15,000	13,500
Masco, Sr. Unscd. Notes	3.09	3/12/10	3,560,000 b	3,285,994
				3,299,494
Chemicals−.3%				
ICI Wilmington, Gtd. Notes	4.38	12/1/08	725,000	725,537
Lubrizol, Gtd. Notes	4.63	10/1/09	815,000	810,712
RPM International, Sr. Unscd. Notes	4.45	10/15/09	2,680,000	2,652,763
				4,189,012
Commercial & Professional Services−1.2%				
Donnelley (R.R.) and Sons, Sr. Unscd. Notes	5.63	1/15/12	3,910,000	3,827,984
Donnelley (R.R.) and Sons, Sr. Unscd. Notes	6.13	1/15/17	5,855,000	5,390,312
ERAC USA Finance, Notes	3.05	4/30/09	1,935,000 a,b	1,904,100
ERAC USA Finance, Bonds	5.60	5/1/15	550,000 a	475,730
ERAC USA Finance, Gtd. Notes	6.38	10/15/17	3,900,000 a	3,298,378
ERAC USA Finance, Gtd. Notes	7.00	10/15/37	170,000 a	129,679
ERAC USA Finance, Notes	7.95	12/15/09	2,315,000 a	2,371,789
				17,397,972
Commercial Mortgage Pass-Through Ctfs.−7.7%				
Banc of America Commercial Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	300,000	295,615
Bayview Commercial Asset Trust, Ser. 2006-SP1, Cl. A1	2.73	4/25/36	285,333 a,b	236,826
Bayview Commercial Asset Trust, Ser. 2006-SP2, Cl. A	2.74	1/25/37	3,574,483 a,b	3,036,880
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. A	2.82	4/25/34	718,290 a,b	650,501

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. A2	2.86	11/25/35	3,108,295 a,b	2,517,719
Bayview Commercial Asset Trust, Ser. 2003-2, Cl. A	3.04	12/25/33	1,160,710 a,b	1,052,905
Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. M6	3.10	4/25/36	682,826 a,b	577,351
Bayview Commercial Asset Trust, Ser. 2005-4A, Cl. M5	3.11	1/25/36	1,179,898 a,b	749,235
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B1	3.56	11/25/35	61,563 a,b	35,762
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. M2	3.66	4/25/34	363,007 a,b	260,240
Bayview Commercial Asset Trust, Ser. 2006-2A, Cl. B2	3.93	7/25/36	587,771 a,b	327,976
Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. B2	4.16	4/25/36	160,204 a,b	85,629
Bayview Commercial Asset Trust, Ser. 2006-2A, Cl. B3	5.16	7/25/36	495,932 a,b	259,125
Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. B3	5.41	4/25/36	776,101 a,b	474,120
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B3	5.46	11/25/35	954,220 a,b	529,878
Bayview Commercial Asset Trust, Ser. 2005-4A, Cl. B3	5.96	1/25/36	154,797 a,b	77,399
Bear Stearns Commercial Mortgage Securities, Ser. 2003-T12, Cl. A3	4.24	8/13/39	295,000 b	291,047
Bear Stearns Commercial Mortgage Securities, Ser. 2004-PWR5, Cl. A2	4.25	7/11/42	2,513,028	2,497,820
Bear Stearns Commercial Mortgage Securities, Ser. 2005-PWR8, Cl. A2	4.48	6/11/41	3,160,000	3,122,450
Bear Stearns Commercial Mortgage Securities, Ser. 2005-T18 Cl. A2	4.56	2/13/42	3,390,000 b	3,376,667
Bear Stearns Commercial Mortgage Securities, Ser. 2004-PWR5, Cl. A3	4.57	7/11/42	120,000	117,037
Bear Stearns Commercial Mortgage Securities, Ser. 2005-PW10, Cl. A4	5.41	12/11/40	1,905,000 b	1,822,177
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW12, Cl. AAB	5.69	9/11/38	715,000 b	700,331

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Capco America Securitization, Ser. 1998-D7, Cl. A1B	6.26	10/15/30	569,628	570,119
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2006-CD2, Cl. A2	5.41	1/15/46	580,000	576,061
Credit Suisse/Morgan Stanley Commercial Mortgage Certificates, Ser. 2006-HC1A, Cl. A1	2.65	5/15/23	6,144,568 a,b	5,750,684
Crown Castle Towers, Ser. 2006-1A, Cl. AFX	5.24	11/15/36	5,575,000 a	5,434,231
Crown Castle Towers, Ser. 2006-1A, Cl. B	5.36	11/15/36	275,000 a	259,355
Crown Castle Towers, Ser. 2006-1A, Cl. C	5.47	11/15/36	800,000 a	725,936
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	3,665,000 a	3,463,242
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	2,385,000 a,c	2,137,175
CS First Boston Mortgage Securities, Ser. 2005-C5, Cl. A4	5.10	8/15/38	6,230,000 b	5,868,382
CS First Boston Mortgage Securities, Ser. 2001-CKN5, Cl. A4	5.44	9/15/34	5,465,010	5,460,634
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	4,760,000 a,c	4,405,142
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	1,305,000 a	1,213,272
GMAC Commercial Mortgage Securities, Ser. 2003-C3, Cl. A2	4.22	4/10/40	2,550,000	2,539,344
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. B	2.71	3/6/20	1,630,000 a,b	1,499,239
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. E	2.90	3/6/20	610,000 a,b	559,200
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. F	2.94	3/6/20	5,680,000 a,b	5,249,266
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. G	2.98	3/6/20	3,110,000 a,b	2,816,465
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	3.51	3/6/20	2,380,000 a,b	2,107,127

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Commercial Mortgage **Pass-Through Ctfs. (continued)**					
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. L	3.76	3/6/20	6,725,000	a,b,c	6,086,125
JP Morgan Chase Commercial Mortgage Securities, Ser. 2004-C1, Cl. A2	4.30	1/15/38	540,000		523,589
JP Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. A2	5.20	12/15/44	1,250,000		1,244,901
LB-UBS Commercial Mortgage Trust, Ser. 2005-C3, Cl. A5	4.74	7/15/30	2,280,000		2,110,869
LB-UBS Commercial Mortgage Trust, Ser. 2001-C3, Cl. A2	6.37	12/15/28	960,000		982,610
Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A2	5.22	11/12/37	300,000	b	299,721
Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A6	5.24	11/12/37	3,855,000	b	3,669,790
Merrill Lynch Mortgage Trust, Ser. 2005-LC1, Cl. A4	5.29	1/12/44	1,665,000	b	1,580,278
Merrill Lynch Mortgage Trust, Ser. 2002-MW1, Cl. A3	5.40	7/12/34	970,000		975,038
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	1,000,000		989,090
Morgan Stanley Capital I, Ser. 1999-RM1, Cl. A2	6.71	12/15/31	48,910	b	48,922
Morgan Stanley Capital I, Ser. 1999-CAM1, Cl. A4	7.02	3/15/32	99,208	b	99,912
Morgan Stanley Dean Witter Capital I, Ser. 2001-PPM, Cl. A3	6.54	2/15/31	50,218		51,317
SBA CMBS Trust, Ser. 2006-1A, Cl. A	5.31	11/15/36	1,550,000	a	1,505,267
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	1,890,000	a	1,677,451
TIAA Seasoned Commercial Mortgage Trust, Ser. 2007-C4, Cl. A3	6.09	8/15/39	495,000	b	485,022
Wachovia Bank Commercial Mortgage Trust, Ser. 2005-C16, Cl. A2	4.38	10/15/41	3,071,016		3,053,511
Wachovia Bank Commercial Mortgage Trust, Ser. 2005-C19, Cl. A5	4.66	5/15/44	2,045,000		1,966,428

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)						
WAMU Commercial Mortgage Securities Trust, Ser. 2003-C1A, Cl. A		3.83	1/25/35	5,957,869	a	5,842,664
						106,922,069
Diversified Financial Services—14.3%						
Ace INA Holdings, Gtd. Notes		5.80	3/15/18	2,300,000		2,209,410
Ameriprise Financial, Jr. Sub. Notes		7.52	6/1/66	3,441,000	b	2,966,600
Amvescap, Gtd. Notes		5.38	2/27/13	380,000		351,551
Amvescap, Sr. Unscd. Notes		5.38	12/15/14	25,000		22,150
Amvescap, Gtd. Notes		5.63	4/17/12	6,510,000		6,235,850
Block Financial, Gtd. Notes		7.88	1/15/13	6,980,000		7,474,079
Boeing Capital, Sr. Unscd. Notes		7.38	9/27/10	890,000		952,589
Capmark Financial Group, Gtd. Notes		5.88	5/10/12	8,650,000		5,516,710
Ceridian, Sr. Unscd. Notes		11.25	11/15/15	900,000	a	821,250
CIT Group, Sr. Unscd. Notes		2.83	8/15/08	5,040,000	b,d	5,039,193
CIT Group, Sr. Unscd. Notes		2.95	12/22/08	49,000	b	48,757
Citigroup, Sr. Unscd. Notes		5.50	4/11/13	21,255,000		20,783,309
Countrywide Home Loans, Gtd. Notes		4.13	9/15/09	1,820,000		1,769,429
Credit Suisse Guernsey, Jr. Sub. Notes		5.86	5/29/49	2,785,000	b	2,268,313
Credit Suisse USA, Gtd. Notes		5.50	8/16/11	1,215,000		1,229,568
FCE Bank, Sr. Unscd. Notes	EUR	5.96	9/30/09	4,370,000	b,e	6,373,442

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Diversified Financial Services (continued)					
Ford Motor Credit, Sr. Unscd. Notes	5.80	1/12/09	7,495,000		7,271,199
Ford Motor Credit, Sr. Unscd. Notes	7.38	10/28/09	6,970,000		6,350,499
General Electric Capital, Sr. Unscd. Notes	5.25	10/19/12	1,390,000		1,398,341
General Electric Capital, Sr. Unscd. Notes	5.63	5/1/18	9,860,000		9,606,736
Goldman Sachs Capital II, Gtd. Bonds	5.79	12/29/49	4,130,000	b	2,735,543
Goldman Sachs Group, Sub. Notes	5.63	1/15/17	330,000		302,930
Goldman Sachs Group, Sub. Notes	6.75	10/1/37	6,005,000		5,323,144
HSBC Finance Capital Trust IX, Gtd. Notes	5.91	11/30/35	400,000	b	306,815
HSBC Finance, Sr. Unscd. Notes	3.13	9/14/12	7,535,000	b,d	7,093,916
HUB International Holdings, Sr. Sub. Notes	10.25	6/15/15	3,025,000	a	2,435,125
International Lease Finance, Sr. Unscd. Notes	2.86	5/24/10	125,000	b	117,370
International Lease Finance, Sr. Unscd. Notes	6.38	3/25/13	3,005,000		2,600,175
J.P. Morgan & Co., Sub. Notes	6.25	1/15/09	2,425,000		2,444,111
Janus Capital Group, Sr. Unscd. Notes	6.25	6/15/12	4,970,000		4,813,241
Jefferies Group, Sr. Unscd. Debs.	6.25	1/15/36	850,000		606,560
Jefferies Group, Sr. Unscd. Notes	7.75	3/15/12	1,995,000		2,020,446
John Deere Capital, Sr. Unscd. Notes	2.72	9/1/09	1,405,000	b	1,398,752
JPMorgan Chase & Co., Sr. Unscd. Notes	6.40	5/15/38	3,805,000		3,518,244
Kaupthing Bank, Sr. Notes	3.49	1/15/10	4,490,000	a,b	3,711,016

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Lehman Brothers Holdings, Sr. Unscd. Notes	6.00	7/19/12	315,000 [l]	299,187
Lehman Brothers Holdings, Sub. Notes	6.88	7/17/37	4,140,000 [l]	3,440,423
Leucadia National, Sr. Unscd. Notes	7.00	8/15/13	2,735,000	2,646,113
MBNA Capital A, Bank Gtd. Cap. Secs., Ser. A	8.28	12/1/26	2,285,000	2,277,528
MBNA, Sr. Unscd. Notes	6.13	3/1/13	1,345,000	1,357,213
Merrill Lynch & Co., Sr. Unscd. Notes, Ser. C	3.00	2/5/10	1,722,000 [b]	1,631,688
Merrill Lynch & Co., Sr. Unscd. Notes, Ser. C	4.25	2/8/10	9,617,000	9,406,359
Merrill Lynch & Co., Sub. Notes	5.70	5/2/17	1,025,000	878,325
Merrill Lynch & Co., Sr. Unscd. Notes	6.05	8/15/12	4,670,000	4,454,218
Merrill Lynch & Co., Notes	6.88	4/25/18	1,940,000	1,819,165
Morgan Stanley, Sr. Unscd. Notes	3.88	1/15/09	10,750,000	10,712,010
Morgan Stanley, Sub. Notes	4.75	4/1/14	1,919,000	1,714,316
Morgan Stanley, Sr. Unscd. Notes	5.75	8/31/12	1,365,000	1,339,885
Morgan Stanley, Sr. Unscd. Notes	6.60	4/1/12	2,100,000	2,110,200
MUFG Capital Finance 1, Bank Gtd. Bonds	6.35	7/29/49	440,000 [b]	378,642
NIPSCO Capital Markets, Sr. Unscd. Notes	7.86	3/27/17	85,000	90,761
NYSE Euronext, Sr. Unscd. Notes	4.80	6/28/13	2,750,000	2,722,946
Pearson Dollar Finance Two, Gtd. Notes	6.25	5/6/18	2,515,000 [a,d]	2,451,054
Rio Tinto Finance USA, Gtd. Notes	5.88	7/15/13	8,495,000	8,602,385

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
SLM, Sr. Unscd. Notes, Ser. A	2.94	7/27/09	6,130,000 b	5,836,299
SLM, Sr. Unscd. Notes, Ser. A	4.00	1/15/09	1,580,000	1,563,481
SLM, Notes, Ser. A	4.50	7/26/10	3,055,000	2,815,522
Windsor Financing, Scd. Notes	5.88	7/15/17	1,418,481 a	1,404,832
				198,068,915
Electric Utilities−4.7%				
AES, Sr. Unscd. Notes	7.75	10/15/15	1,940,000	1,925,450
Cinergy, Sr. Unscd. Bonds	6.53	12/16/08	2,420,000	2,438,431
Cleveland Electric Illumination, Sr. Unscd. Notes	5.70	4/1/17	825,000	781,436
Consolidated Edison of NY, Sr. Unscd. Debs., Ser. 06-D	5.30	12/1/16	675,000	656,986
Consolidated Edison of NY, Sr. Unscd. Debs., Ser. 08-A	5.85	4/1/18	2,230,000	2,248,451
Consumers Energy, First Mortgage Bonds, Ser. O	5.00	2/15/12	1,160,000	1,150,824
Dominion Resources, Sr. Unscd. Notes, Ser. B	2.86	11/14/08	3,200,000 b	3,194,618
Dominion Resources, Sr. Unscd. Notes	6.40	6/15/18	2,160,000	2,198,318
Enel Finance International, Gtd. Notes	5.70	1/15/13	275,000 a	279,100
Enel Finance International, Gtd. Bonds	6.25	9/15/17	8,810,000 a	8,927,631
Energy Future Holdings, Gtd. Notes	10.88	11/1/17	6,745,000 a	6,981,075
FirstEnergy, Sr. Unscd. Notes, Ser. B	6.45	11/15/11	7,390,000	7,553,216
FPL Group Capital, Gtd. Debs.	5.63	9/1/11	1,570,000	1,621,549

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities (continued)				
IPALCO Enterprises, Sr. Scd. Notes	8.63	11/14/11	140,000 [b]	142,975
National Grid, Sr. Unscd. Notes	6.30	8/1/16	3,505,000	3,471,247
Nevada Power, Sr. Scd. Notes	6.50	8/1/18	2,565,000	2,581,057
Nevada Power, Mortgage Notes, Ser. R	6.75	7/1/37	395,000	386,863
Niagara Mohawk Power, Sr. Unscd. Notes, Ser. G	7.75	10/1/08	2,980,000	2,996,473
NiSource Finance, Gtd. Notes	3.21	11/23/09	4,365,000 [b]	4,245,787
NiSource Finance, Gtd. Notes	5.25	9/15/17	650,000	574,417
Nisource Finance, Gtd. Notes	6.40	3/15/18	1,530,000	1,465,252
Ohio Power, Sr. Unscd. Notes	2.97	4/5/10	3,765,000 [b]	3,686,285
Pacific Gas & Electric, Sr. Unscd. Notes	6.35	2/15/38	2,380,000	2,354,584
Pepco Holdings, Sr. Unscd. Notes	3.31	6/1/10	2,540,000 [b]	2,506,500
Sierra Pacific Power, Mortgage Notes, Ser. P	6.75	7/1/37	200,000	195,880
Southern, Sr. Unscd. Notes, Ser. A	5.30	1/15/12	475,000	485,497
				65,049,902
Environmental Control−.8%				
Oakmont Asset Trust, Notes	4.51	12/22/08	3,025,000 [a]	3,035,699
Republic Services, Sr. Unscd. Notes	6.75	8/15/11	610,000	622,510
USA Waste Services, Sr. Unscd. Notes	7.00	7/15/28	2,395,000	2,172,409
Veolia Environnement, Sr. Unscd. Notes	5.25	6/3/13	3,745,000	3,745,446

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Environmental Control (continued)				
Waste Management, Sr. Unscd. Notes	6.50	11/15/08	2,230,000	2,248,462
				11,824,526
Food & Beverages–1.4%				
Delhaize Group, Sr. Unsub. Notes	6.50	6/15/17	3,165,000	3,163,617
H.J. Heinz, Sr. Unscd. Secs.	6.43	12/1/20	4,450,000 a	4,482,133
Kraft Foods, Sr. Unscd. Notes	6.00	2/11/13	150,000	152,393
Kraft Foods, Sr. Unscd. Notes	6.13	2/1/18	3,720,000	3,641,582
Kraft Foods, Sr. Unscd. Notes	6.88	2/1/38	1,895,000	1,834,658
Kroger, Gtd. Notes	6.15	1/15/20	3,230,000	3,202,422
Safeway, Sr. Unscd. Notes	6.35	8/15/17	2,645,000	2,698,593
				19,175,398
Foreign/Governmental–1.1%				
Export-Import Bank of Korea, Unsub. Notes	4.50	8/12/09	1,075,000	1,076,422
Republic of Argentina, Sr. Unscd. Bonds	3.09	8/3/12	9,806,250 b	6,381,908
Republic of Argentina, Bonds, Ser. VII	7.00	9/12/13	720,000	554,760
Russian Federation, Unsub. Bonds	8.25	3/31/10	6,891,587 a	7,175,520
				15,188,610
Health Care–1.1%				
American Home Products, Sr. Unscd. Notes	6.95	3/15/11	580,000 b	613,122
Community Health Systems, Gtd. Notes	8.88	7/15/15	330,000	334,125
Coventry Health Care, Sr. Unscd. Notes	5.95	3/15/17	400,000	350,415
HCA, Sr. Unscd. Notes	6.30	10/1/12	2,370,000	2,127,075

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Health Care (continued)				
HCA, Sr. Unscd. Notes	6.75	7/15/13	2,765,000	2,419,375
HCA, Sr. Unscd. Notes	7.88	2/1/11	545,000	542,275
HCA, Sr. Unscd. Notes	8.75	9/1/10	1,149,000	1,166,235
LVB Acquisition, Gtd. Bonds	11.63	10/15/17	3,810,000 c	4,043,363
Medco Health Solutions, Sr. Unscd. Notes	7.25	8/15/13	3,611,000	3,791,991
Wellpoint, Sr. Unscd. Notes	5.88	6/15/17	390,000	373,359
				15,761,335
Lodging & Entertainment−.3%				
MGM Mirage, Gtd. Notes	8.38	2/1/11	375,000	340,313
MGM Mirage, Gtd. Notes	8.50	9/15/10	3,785,000	3,661,988
				4,002,301
Manufacturing−.3%				
Atlas Copco, Sr. Unscd. Bonds	5.60	5/22/17	290,000 a	282,015
Siemens Financieringsmaatschappij, Gtd. Notes	6.13	8/17/26	3,200,000 a	3,015,005
Tyco International Finance, Gtd. Bonds	6.88	1/15/21	1,240,000 a	1,241,984
				4,539,004
Media−2.8%				
British Sky Broadcasting, Gtd. Notes	6.88	2/23/09	900,000	915,318
BSKYB Finance UK, Gtd. Notes	6.50	10/15/35	2,820,000 a	2,591,447
Clear Channel Communications, Sr. Unscd. Notes	4.50	1/15/10	4,000,000	3,661,228
Comcast, Gtd. Notes	3.09	7/14/09	10,070,000 b	9,953,722
Comcast, Gtd. Notes	5.50	3/15/11	990,000	990,935

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media (continued)				
Comcast,				
Gtd. Notes	6.30	11/15/17	3,890,000	3,869,060
Cox Communications,				
Notes	6.25	6/1/18	3,460,000 a	3,413,584
News America Holdings,				
Gtd. Debs.	7.70	10/30/25	775,000	806,343
News America,				
Gtd. Notes	6.15	3/1/37	6,990,000	6,303,156
Reed Elsevier Capital,				
Gtd. Notes	4.63	6/15/12	6,130,000	5,911,858
Time Warner,				
Gtd. Notes	6.75	4/15/11	900,000	918,742
				39,335,393
Mining−.1%				
Alcoa,				
Sr. Unscd. Notes	6.00	7/15/13	1,785,000	**1,786,808**
Municipal Obligations−.4%				
Clark County School District,				
GO, Ser. F (Insured; FSA)	5.50	6/15/17	1,030,000 f	1,121,691
Clark County School District,				
GO, Ser. F (Insured; FSA)	5.50	6/15/18	690,000 f	751,424
Clark County,				
GO (Bond Bank) (Insured; MBIA)	5.25	6/1/20	970,000 f	1,058,639
Cypress-Fairbanks Independent				
School District, GO, Ser. A				
(Schoolhouse) (Insured; PSF-GTD)	5.25	2/15/22	890,000 f	931,928
Shelby County,				
GO, Ser. A (Public Improvement				
and School Bonds) (Insured; MBIA)	5.00	3/1/14	635,000 f	672,344
Williamson County,				
GO, Ser. A (Insured; FSA)	6.00	8/15/14	685,000 f	735,916
				5,271,942
Oil & Gas−.7%				
Anadarko Petroleum,				
Sr. Unscd. Notes	3.18	9/15/09	9,409,000 b	9,330,792
ANR Pipeline,				
Sr. Notes	7.00	6/1/25	50,000	50,332
Chesapeake Energy,				
Gtd. Notes	7.50	6/15/14	165,000	167,269

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oil & Gas (continued)				
Hess,				
Sr. Unscd. Notes	6.65	8/15/11	810,000	851,323
				10,399,716
Packaging & Containers–.2%				
Ball,				
Gtd. Notes	6.88	12/15/12	220,000	222,200
Crown Americas,				
Gtd. Notes	7.63	11/15/13	575,000	586,500
Jefferson Smurfit,				
Sr. Unscd. Notes	8.25	10/1/12	2,580,000	2,276,850
				3,085,550
Property & Casualty Insurance–3.7%				
Allmerica Financial,				
Debs.	7.63	10/15/25	1,745,000	1,504,127
Allstate,				
Jr. Sub. Debs.	6.50	5/15/67	270,000 [b]	233,190
Chubb,				
Sr. Unscd. Notes	5.47	8/16/08	7,575,000	7,579,333
Hartford Financial Services Group,				
Sr. Unscd. Notes	5.55	8/16/08	2,795,000	2,796,258
Hartford Financial Services Group,				
Sr. Unscd. Notes	5.66	11/16/08	2,200,000	2,212,758
Jackson National Life Global,				
Notes	5.38	5/8/13	190,000 [a]	188,931
Leucadia National,				
Sr. Unscd. Notes	7.13	3/15/17	7,720,000	7,266,450
Lincoln National,				
Sr. Unscd. Notes	2.87	3/12/10	960,000 [b]	939,924
Lincoln National,				
Jr. Sub. Bonds	6.05	4/20/67	9,265,000 [b]	7,466,126
Metlife,				
Sr. Unscd. Notes	5.50	6/15/14	2,195,000 [d]	2,207,604
Metropolitan Life Global Funding				
I, Sr. Scd. Notes	5.13	4/10/13	3,145,000 [a]	3,104,241
Nippon Life Insurance,				
Notes	4.88	8/9/10	4,100,000 [a]	4,077,532
Pacific Life Global Funding,				
Notes	3.75	1/15/09	3,378,000 [a]	3,377,858

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Property & Casualty Insurance (continued)				
Pacific Life Global Funding, Notes	5.15	4/15/13	4,075,000 a	4,047,151
WEA Finance, Sr. Notes	7.13	4/15/18	3,930,000 a	3,788,371
Willis North America, Gtd. Notes	6.20	3/28/17	1,415,000	1,320,179
				52,110,033
Real Estate Investment Trusts–3.2%				
Arden Realty, Sr. Unscd. Notes	5.25	3/1/15	675,000	637,431
Avalonbay Communities, Sr. Unscd. Notes	6.63	9/15/11	370,000	378,500
Boston Properties, Sr. Unscd. Notes	5.00	6/1/15	810,000	732,884
Boston Properties, Sr. Unscd. Notes	5.63	4/15/15	2,015,000	1,895,978
Commercial Net Realty, Sr. Unscd. Notes	6.15	12/15/15	3,080,000	2,653,481
Duke Realty, Sr. Notes	5.88	8/15/12	790,000 d	771,562
Duke-Weeks Realty, Sr. Notes	6.95	3/15/11	170,000	173,530
Federal Realty Investment Trust, Sr. Unscd. Notes	5.40	12/1/13	1,525,000	1,452,448
Federal Realty Investment Trust, Sr. Unscd. Bonds	5.65	6/1/16	550,000	499,173
Federal Realty Investment Trust, Notes	6.00	7/15/12	1,560,000	1,549,537
Federal Realty Investment Trust, Sr. Unscd. Notes	6.20	1/15/17	55,000	50,831
Healthcare Realty Trust, Sr. Unscd. Notes	5.13	4/1/14	7,495,000	6,677,903
Healthcare Realty Trust, Sr. Unscd. Notes	8.13	5/1/11	225,000	232,018
HRPT Properties Trust, Sr. Unscd. Notes	3.38	3/16/11	3,675,000 b	3,507,780
Liberty Property, Sr. Unscd. Notes	5.50	12/15/16	320,000	278,153

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
Liberty Property, Sr. Unscd. Notes	6.63	10/1/17	5,115,000 d	4,768,827
Mack-Cali Realty, Sr. Unscd. Notes	5.05	4/15/10	4,635,000	4,591,463
Mack-Cali Realty, Sr. Unscd. Notes	5.13	1/15/15	75,000 d	69,346
Mack-Cali Realty, Notes	5.25	1/15/12	2,110,000	2,046,911
Mack-Cali Realty, Sr. Unscd. Notes	5.80	1/15/16	690,000 d	632,862
Prologis, Sr. Unscd. Notes	6.63	5/15/18	2,760,000	2,568,186
Regency Centers, Gtd. Notes	5.25	8/1/15	3,795,000	3,480,827
Regency Centers, Gtd. Notes	5.88	6/15/17	185,000	170,721
Simon Property Group, Sr. Unscd. Notes	4.60	6/15/10	1,203,000	1,186,695
Simon Property Group, Sr. Unscd. Notes	4.88	8/15/10	2,105,000	2,060,679
Simon Property Group, Sr. Unscd. Notes	5.00	3/1/12	1,000,000	958,367
Simon Property Group, Sr. Unscd. Notes	5.75	5/1/12	200,000	196,263
				44,222,356
Residential Mortgage Pass-Through Ctfs.−3.5%				
American General Mortgage Loan Trust, Ser. 2006-1, Cl. A1	5.75	12/25/35	206,898 a,b	206,387
Banc of America Mortgage Securities, Ser. 2004-F, Cl. 2A7	4.14	7/25/34	238,268 b	232,712
Banc of America Mortgage Securities, Ser. 2001-4, Cl. 2B3	6.75	4/20/31	148,785	141,650
ChaseFlex Trust, Ser. 2006-2, Cl. A1A	5.59	9/25/36	379,701 b	376,562
Countrywide Home Loan Mortgage Pass Through Trust, Ser. 2002-J4, Cl. B3	5.86	10/25/32	314,187 b	200,414

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)				
Countrywide Home Loan Mortgage Pass-Through Trust, Ser. 2003-8, Cl. B3	5.00	5/25/18	211,833 [a]	120,505
Countrywide Home Loan Mortgage Pass-Through Trust, Ser. 2005-31, Cl. 2A1	5.48	1/25/36	773,914 [b]	741,640
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	11,079,696	8,376,381
Impac CMB Trust, Ser. 2005-8, Cl. 2M2	3.21	2/25/36	2,929,983 [b]	1,792,394
Impac CMB Trust, Ser. 2005-8, Cl. 2M3	3.96	2/25/36	2,369,608 [b]	1,263,994
Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	2.81	5/25/36	2,041,581 [b]	1,833,132
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR9, Cl. B2	6.01	6/25/36	119,670 [b]	9,218
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR9, Cl. B1	6.01	6/25/36	897,522 [b]	288,993
J.P. Morgan Mortgage Trust, Ser. 2005-A1, Cl. 5A1	4.48	2/25/35	1,689,011 [b]	1,528,067
New Century Alternative Mortgage Loan Trust, Ser. 2006-ALT2, Cl. AF6A	5.89	10/25/36	1,655,000 [b]	1,199,014
Nomura Asset Acceptance, Ser. 2005-AP1, Cl. 2A5	4.86	2/25/35	197,833 [b]	157,389
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	4,979,865 [b]	3,882,364
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	3,671,394 [b]	2,937,995
Prudential Home Mortgage Securities, Ser. 1994-A, Cl. 5B	6.73	4/28/24	2,758 [a,b]	2,224
Residential Funding Mortgage Securities I, Ser. 2004-S3, Cl. M1	4.75	3/25/19	1,059,106	853,026
Structured Asset Mortgage Investments, Ser. 1998-2, Cl. B	5.68	4/30/30	1,532 [b]	1,263
Terwin Mortgage Trust, Ser. 2006-9HGA, Cl. A1	2.54	10/25/37	434,589 [a,b]	403,439

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)				
WaMu Mortgage Pass Through Certificates, Ser. 2004-AR7, Cl. A6	3.94	7/25/34	135,000 b	132,607
WaMu Mortgage Pass Through Certificates, Ser. 2004-AR9, Cl. A7	4.13	8/25/34	165,000 b	161,077
WaMu Mortgage Pass Through Certificates, Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	8,875,000 b	8,515,710
Wells Fargo Mortgage Backed Securities Trust, Ser. 2005-AR1, Cl. 1A1	4.54	2/25/35	9,424,276 b	9,080,056
Wells Fargo Mortgage Backed Securities Trust, Ser. 2003-1, Cl. 2A9	5.75	2/25/33	4,334,868	4,214,373
				48,652,586
Retail−1.4%				
CVS Caremark, Sr. Unscd. Notes	2.98	6/1/10	2,690,000 b	2,634,387
CVS Caremark, Sr. Unscd. Notes	5.75	8/15/11	255,000	261,687
Home Depot, Sr. Unscd. Notes	2.90	12/16/09	1,915,000 b	1,876,422
Home Depot, Sr. Unscd. Notes	5.88	12/16/36	4,840,000	3,838,415
Lowe's Companies, Sr. Unscd. Notes	5.60	9/15/12	165,000	170,905
Macys Retail Holdings, Gtd. Notes	4.80	7/15/09	45,000	44,345
Macys Retail Holdings, Gtd. Notes	5.35	3/15/12	155,000	144,044
Macys Retail Holdings, Gtd. Notes	5.90	12/1/16	155,000	134,579
Macys Retail Holdings, Gtd. Notes	5.95	11/1/08	1,795,000	1,794,566
Saks, Gtd. Notes	8.25	11/15/08	429	431
Walgreen, Sr. Unscd. Notes	4.88	8/1/13	2,735,000	2,732,451

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Retail (continued)				
Wal-Mart Stores, Sr. Unscd. Notes	6.50	8/15/37	3,575,000	3,605,270
Xerox, Sr. Unscd. Notes	5.50	5/15/12	777,000	764,014
Xerox, Sr. Unscd. Notes	5.65	5/15/13	1,050,000	1,041,336
				19,042,852
Specialty Steel—.1%				
Steel Dynamics, Gtd. Notes	7.38	11/1/12	1,010,000	**1,004,950**
State/Territory General Obligation—2.0%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	5.13	6/1/24	435,000	387,820
California GO (Insured; AMBAC)	3.50	10/1/27	1,150,000	908,776
Delaware Housing Authority, SFMR D-2, Revenue Bonds	5.80	7/1/16	505,000	510,242
Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/28	570,000	503,772
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.31	6/1/34	12,555,000	11,225,300
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.00	6/1/27	3,960,000	3,579,761
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/23	8,965,000	8,250,848
Tobacco Settlement Finance Authority of West Virginia, Tobacco Settlement Asset-Backed Bonds	7.47	6/1/47	295,000	263,526
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	4.50	6/1/23	1,085,000	970,782

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
State/Territory General Obligation (continued)				
Wisconsin,				
GO, Ser. G (Insured; MBIA)	5.00	5/1/15	1,185,000 f	1,285,097
				27,885,924
Telecommunications−4.6%				
AT & T,				
Sr. Unscd. Notes	2.88	2/5/10	5,565,000 b	5,549,963
AT & T,				
Sr. Unscd. Notes	5.60	5/15/18	8,200,000 d	8,068,505
AT & T,				
Gtd. Notes	7.30	11/15/11	740,000 b	787,388
France Telecom,				
Sr. Unsub. Notes	7.75	3/1/11	2,480,000 b	2,642,690
Intelsat Jackson Holdings,				
Gtd. Notes	11.25	6/15/16	1,510,000	1,574,175
Intelsat,				
Sr. Unscd. Notes	7.63	4/15/12	1,500,000	1,271,250
KPN,				
Sr. Unsub. Notes	8.00	10/1/10	180,000	190,642
Qwest,				
Sr. Unscd. Notes	6.03	6/15/13	1,700,000 b	1,585,250
Qwest,				
Bank Note, Ser. B	6.95	6/30/10	464,000 b	455,300
Qwest,				
Bank Note, Ser. B	6.95	6/30/10	1,858,000 b	1,823,163
Qwest,				
Sr. Unscd. Notes	7.50	10/1/14	3,672,000	3,387,420
Qwest,				
Sr. Unscd. Notes	7.88	9/1/11	2,740,000	2,712,600
Qwest,				
Sr. Unscd. Notes	8.88	3/15/12	50,000 b	50,125
Sprint Capital,				
Gtd. Notes	6.88	11/15/28	4,485,000	3,562,983
Sprint Capital,				
Gtd. Notes	8.38	3/15/12	2,600,000	2,556,455
Telecom Italia Capital,				
Gtd. Notes	5.25	11/15/13	3,695,000	3,491,339

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)				
Telefonica Emisiones, Gtd. Notes	3.10	6/19/09	2,450,000 b	2,433,774
Telefonica Emisiones, Gtd. Notes	5.98	6/20/11	6,725,000	6,810,320
Time Warner Cable, Gtd. Notes	5.85	5/1/17	3,740,000	3,570,787
Time Warner, Gtd. Notes	2.92	11/13/09	290,000 b	283,465
Time Warner, Gtd. Notes	5.88	11/15/16	11,335,000	10,640,006
U.S. West Communications, Sr. Unscd. Notes	5.63	11/15/08	70,000	70,000
				63,517,600
Textiles & Apparel−.2%				
Mohawk Industries, Sr. Unscd. Notes	5.75	1/15/11	3,335,000	**3,231,251**
Tobacco−.1%				
Philip Morris International, Sr. Unscd Notes	5.65	5/16/18	2,065,000	**2,003,734**
Transportation−.3%				
Ryder System, Sr. Unscd. Notes	3.50	3/15/09	3,545,000	**3,541,863**
U.S. Government Agencies−.0%				
Small Business Administration Participation Ctfs., Gov't Gtd. Debs., Ser. 97-J	6.55	10/1/17	372,543	**382,521**
U.S. Government Agencies/ Mortgage-Backed−54.5%				
Federal Home Loan Mortgage Corp.:				
5.50%			45,345,000 g	44,466,564
3.50%, 9/1/10			230,818	228,752
4.00%, 10/1/09			65,061	64,977
4.50%, 10/1/09			56,839	57,221
5.00%, 10/1/18−12/1/20			1,027,609	1,015,510
5.50%, 11/1/22−4/1/37			34,101,855	33,762,096
6.00%, 7/1/17−12/1/37			33,030,791	33,280,724
6.50%, 10/1/31−3/1/32			765,672	792,193
Multiclass Mortgage Participation Ctfs., Ser. 2586, Cl. WE, 4.00%, 12/15/32			5,564,293	5,291,827

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)		
Federal Home Loan Mortgage Corp. (continued):		
Multiclass Mortgage Participation Ctfs., Ser. 51, Cl. E, 10.00%, 7/15/20	239,226	239,129
Multiclass Mortgage Participation Ctfs. (Interest Only Obligations), Ser. 2752, 5.00%, 3/15/26	4,000,000 h	305,816
Multiclass Mortgage Participation Ctfs. (Interest Only Obligations), Ser. 2731, 5.00%, 5/15/26	4,367,209 h	328,370
Multiclass Mortgage Participation Ctfs. (Interest Only Obligations), Ser. 2750, Cl. IK, 5.00%, 5/15/26	4,617,400 h	350,633
Federal National Mortgage Association:		
5.00%	89,490,000 g	85,415,530
5.50%	198,255,000 g	194,862,855
6.00%	101,925,000 g	103,099,281
6.50%	90,585,000 g	92,752,560
3.53%, 7/1/10	272,069	268,584
4.00%, 5/1/10	1,139,421	1,135,358
4.06%, 6/1/13	100,000	96,384
5.00%, 7/1/11–1/1/22	10,791,462	10,642,900
5.50%, 8/1/22–1/1/37	33,129,289	32,625,342
6.00%, 1/1/19–1/1/38	24,396,633	24,605,907
6.50%, 11/1/10–12/1/37	16,807,689	17,283,301
7.00%, 9/1/14–7/1/32	84,821	89,059
8.00%, 12/1/25	33,488	36,280
Pass-Through Ctfs., Ser. 2004-58, Cl. LJ, 5.00%, 7/25/34	8,595,264	8,714,967
Grantor Trust, Ser. 2001-T11, Cl. B, 5.50%, 9/25/11	75,000	77,334
Grantor Trust, Ser. 2001-T6, Cl. B, 6.09%, 5/25/11	275,000	287,470
Pass-Through Ctfs., Ser. 1988-16, Cl. B, 9.50%, 6/25/18	131,006	143,913
Government National Mortgage Association I:		
5.50%, 4/15/33	4,044,453	4,028,233
6.50%, 9/15/32	54,491	56,453
8.00%, 2/15/30	4,864	5,321
9.50%, 11/15/17	236,761	256,024

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/ **Mortgage-Backed (continued)**		
Government National Mortgage Association I (continued):		
Ser. 2004-43, Cl. A, 2.82%, 12/16/19	754,534	743,602
Ser. 2003-88, Cl. AC, 2.91%, 6/16/18	169,567	169,511
Ser. 2004-23, Cl. B, 2.95%, 3/16/19	2,110,576	2,085,477
Ser. 2004-57, Cl. A, 3.02%, 1/16/19	145,299	143,789
Ser. 2004-97, Cl. AB, 3.08%, 4/16/22	175,556	173,419
Ser. 2007-46, Cl. A, 3.14%, 11/16/29	3,120,318	3,097,290
Ser. 2004-9, Cl. A, 3.36%, 8/16/22	57,964	57,561
Ser. 2004-25, Cl. AC, 3.38%, 1/16/23	426,393	423,427
Ser. 2004-77, Cl. A, 3.40%, 3/16/20	300,448	298,852
Ser. 2003-96, Cl. B, 3.61%, 8/16/18	54,542	54,392
Ser. 2004-67, Cl. A, 3.65%, 9/16/17	63,350	63,137
Ser. 2005-90, Cl. A, 3.76%, 9/16/28	1,117,241	1,104,896
Ser. 2005-34, Cl. A, 3.96%, 9/16/21	2,398,965	2,393,076
Ser. 2004-108, Cl. A, 4.00%, 5/16/27	85,892	85,113
Ser. 2005-79, Cl. A, 4.00%, 10/16/33	3,099,529	3,082,872
Ser. 2005-50, Cl. A, 4.02%, 10/16/26	2,815,338	2,802,821
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	4,929,652	4,881,090
Ser. 2005-9, Cl. A, 4.03%, 5/16/22	66,488	66,396
Ser. 2005-12, Cl. A, 4.04%, 5/16/21	55,479	55,332
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	3,707,627	3,703,286
Ser. 2006-6, Cl. A, 4.05%, 10/16/23	123,531	123,332
Ser. 2007-52, Cl. A, 4.05%, 10/16/25	4,707,793	4,689,891
Ser. 2006-66, Cl. A, 4.09%, 1/16/30	1,526,982	1,516,527
Ser. 2005-14, Cl. A, 4.13%, 2/16/27	100,707	100,661
Ser. 2004-51, Cl. A, 4.15%, 2/16/18	136,084	136,060
Ser. 2006-3, Cl. A, 4.21%, 1/16/28	1,499,247	1,493,418
Ser. 2005-67, Cl. A, 4.22%, 6/16/21	1,815,263	1,813,862
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	1,081,932	1,077,154
Ser. 2006-55, Cl. A, 4.25%, 7/16/29	1,394,614	1,386,890
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	2,864,947	2,868,357
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	8,877,084	8,877,682
Ser. 2005-87, Cl. A, 4.45%, 3/16/25	963,918	963,575
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29	10,335,000	10,518,486
Government National Mortgage Association II:		
6.50%, 2/20/31−7/20/31	232,245	240,028
7.00%, 11/20/29	637	679
		757,958,809
U.S. Government Securities−1.4%		
U.S. Treasury Bonds:		
4.50%, 2/15/36	2,902,000 ^d	2,846,908
6.25%, 8/15/23	6,160,000 ^d	7,300,567

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Securities (continued)		
U.S. Treasury Notes:		
3.50%, 5/31/13	8,410,000 d	8,505,933
4.88%, 4/30/11	1,080,000	1,139,991
		19,793,399
Total Bonds and Notes		
(cost $1,878,735,860)		**1,806,362,536**

Preferred Stocks–.1%	Shares	Value ($)
Manufacturing		
CIT Group		
Conv., Cum. $1.582292		
(cost $3,028,962)	121,100	**1,276,394**

Options–.1%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month Floor USD LIBOR-BBA		
Interest Rate, October 2009 @ 2.5	49,220,000 i	35,175
6-Month Floor USD LIBOR-BBA,		
Swaption	24,390,000 i	1,958,858
Total Options		
(cost $2,407,335)		**1,994,033**

Short-Term Investments–6.7%	Principal Amount ($)	Value ($)
U.S. Government Agencies–5.9%		
Federal National Mortgage		
Association, 2.16%, 8/14/08	81,175,000	**81,111,684**
U.S. Treasury Bills–.8%		
1.85%, 9/18/08	11,735,000 j	**11,709,523**
Total Short-Term Investments		
(cost $92,817,761)		**92,821,207**

Other Investment–.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $10,292,000)	10,292,000 k	**10,292,000**

Investment of Cash Collateral for Securities Loaned–2.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $34,811,413)	34,811,413 [k]	**34,811,413**
Total Investments (cost $2,022,093,331)	**139.8%**	**1,947,557,583**
Liabilities, Less Cash and Receivables	**(39.8%)**	**(554,844,607)**
Net Assets	**100.0%**	**1,392,712,976**

AMBAC—American Municipal Bond Assurance Corporation
FSA—Financial Security Assurance
GO—General Obligation
LIBOR-BBA—London Inter-Bank Offered Rate British Bankers' Association
MBIA—Municipal Bond Investors Assurance Insurance Corporation
PSF-GTD—Permanent School Fund Guaranteed
SFMR—Single Family Mortgage Revenue

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2008, these securities amounted to $193,385,434 or 13.9% of net assets.*
b *Variable rate security—interest rate subject to periodic change.*
c *The value of this security has been determined in good faith under the direction of the Board of Directors.*
d *All or a portion of these securities are on loan. At July 31, 2008, the total market value of the fund's securities on loan is $34,432,547 and the total market value of the collateral held by the fund is $35,441,579, consisting of cash collateral of $34,811,413 and U.S. Government and Agency securities valued at $630,166.*
e *Principal amount stated in U.S. Dollars unless otherwise noted.*
EUR—Euro
f *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*
g *Purchased on a forward commitment basis.*
h *Notional face amount shown.*
i *Non-income producing security.*
j *All or partially held by a broker as collateral for open financial futures and swap positions.*
k *Investment in affiliated money market mutual fund.*
l *Issuer filed for bankruptcy subsequent to July 31, 2008.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Government & Agencies	55.9	State/Government General Obligations	2.4
Corporate Bonds	51.3	Foreign/Governmental	1.1
Asset/Mortgage-Backed	19.0	Preferred Stocks	.1
Short-Term/		Options	.1
Money Market Investments	9.9		**139.8**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

July 31, 2008

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 7/31/2008 ($)
Financial Futures Long				
10 Year Long Gilt	246	52,349,970	September 2008	437,859
U.S. Treasury 10 Year Notes	1,038	119,191,594	September 2008	784,657
U.S. Treasury 30 Year Bonds	389	44,929,500	September 2008	(429,359)
Financial Futures Short				
U.S. Treasury 2 Year Notes	364	(77,168,000)	September 2008	(228,188)
U.S. Treasury 5 Year Notes	1,515	(168,673,945)	September 2008	(39,219)
				525,750

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

July 31, 2008

	Face Amount Covered by Contracts ($)	Value ($)
Call Options:		
5-Year USD LIBOR-BBA, Swaption, Aug 2008 @ 4.47%	27,625,000 a	(396,732)
10-Year USD LIBOR-BBA, Swaption, Aug 2008 @ 4.76%	13,790,000 a	(193,621)
5-Year USD LIBOR-BBA, Swaption, Aug 2008 @ 4.33%	28,375,000 a	(226,620)
10-Year USD LIBOR-BBA, Swaption, Aug 2008 @ 4.65%	14,073,000 a	(89,679)
Put Options:		
5-Year USD LIBOR-BBA, Swaption, Aug 2008 @ 4.47%	27,625,000 a	(60,850)
10-Year USD LIBOR-BBA, Swaption, Aug 2008 @ 4.76%	13,790,000 a	(116,675)
5-Year USD LIBOR-BBA, Swaption, Aug 2008 @ 4.33%	28,375,000 a	(40,033)
10-Year USD LIBOR-BBA, Swaption, Aug 2008 @ 4.65%	14,073,000 a	(132,819)
(Premiums received $1,669,372)		**(1,257,029)**

LIBOR-BBA—London Inter-Bank Offered Rate British Bankers' Association

a *Non-income producing security.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

July 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $34,432,547)–Note 1(c):		
Unaffiliated issuers	1,976,989,918	1,902,454,170
Affiliated issuers	45,103,413	45,103,413
Cash denominated in foreign currencies	145,516	144,052
Receivable for investment securities sold		176,314,391
Dividends and interest receivable		16,391,272
Swaps premium paid–Note 4		4,376,475
Receivable for shares of Common stock subscribed		1,196,412
Unrealized appreciation on swap contracts–Note 4		451,741
Unrealized appreciation on forward currency exchange contracts–Note 4		285,125
Receivable for futures variation margin–Note 4		229,562
Receivable from broker for swap transactions–Note 4		149,866
Prepaid expenses		12,528
		2,147,109,007
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		998,679
Cash overdraft due to Custodian		2,358,572
Payable for investment securities purchased		700,398,150
Liability for securities on loan–Note 1(c)		34,811,413
Unrealized depreciation on swap contracts–Note 4		9,543,495
Payable for shares of Common stock redeemed		3,961,958
Outstanding options written, at value (premiums received $1,669,372)–See Statement of Options Written		1,257,029
Unrealized depreciation on forward currency exchange contracts–Note 4		806,756
Accrued expenses		259,979
		754,396,031
Net Assets ($)		**1,392,712,976**
Composition of Net Assets ($):		
Paid-in capital		1,529,982,825
Accumulated undistributed investment income–net		3,164,256
Accumulated net realized gain (loss) on investments		(57,220,973)
Accumulated net unrealized appreciation (depreciation) on investments, options transactions, swap transactions and foreign currency transactions (including $525,750 net unrealized appreciation on financial futures)		(83,213,132)
Net Assets ($)		**1,392,712,976**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I
Net Assets ($)	1,257,596,974	41,588,436	54,927,836	38,599,730
Shares Outstanding	104,639,696	3,464,043	4,571,531	3,213,108
Net Asset Value Per Share ($)	**12.02**	**12.01**	**12.02**	**12.01**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended July 31, 2008

Investment Income ($):	
Income:	
Interest	39,928,014
Dividends:	
Unaffiliated issuers	270,773
Affiliated issuers	460,191
Income from securities lending	386,093
Total Income	**41,045,071**
Expenses:	
Management fee—Note 3(a)	3,487,613
Shareholder servicing costs—Note 3(c)	2,756,199
Distribution fees—Note 3(b)	136,886
Custodian fees—Note 3(c)	112,205
Registration fees	70,199
Prospectus and shareholders' reports	64,009
Professional fees	45,243
Directors' fees and expenses—Note 3(d)	12,174
Loan commitment fees—Note 2	109
Miscellaneous	87,752
Total Expenses	**6,772,389**
Less—reduction in expenses due to undertaking—Note 3(a)	(486,961)
Less—reduction in fees due to earnings credits—Note 1(c)	(20,638)
Net Expenses	**6,264,790**
Investment Income—Net	**34,780,281**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(1,127,110)
Net realized gain (loss) on options transactions	3,125,151
Net realized gain (loss) on financial futures	1,238,664
Net realized gain (loss) on swap transactions	1,669,401
Net realized gain (loss) on forward currency exchange contracts	(11,537)
Net Realized Gain (Loss)	**4,894,569**
Net unrealized appreciation (depreciation) on investments, options transactions, swap transactions and foreign currency transactions (including $21,007 net unrealized appreciation on financial futures)	(45,519,071)
Net Realized and Unrealized Gain (Loss) on Investments	**(40,624,502)**
Net (Decrease) in Net Assets Resulting from Operations	**(5,844,221)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended July 31,	
	2008[a]	2007
Operations ($):		
Investment income–net	34,780,281	25,472,377
Net realized gain (loss) on investments	4,894,569	(694,728)
Net unrealized appreciation (depreciation) on investments	(45,519,071)	3,626,068
Net Increase (Decrease) in Net Assets Resulting from Operations	**(5,844,221)**	**28,403,717**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(34,632,229)	(25,028,938)
Class B Shares	(488,129)	–
Class C Shares	(405,909)	–
Class I Shares	(1,832,889)	(1,871,248)
Net realized gain on investments:		
Class A Shares	(565,680)	–
Class I Shares	(35,010)	–
Total Dividends	**(37,959,846)**	**(26,900,186)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	222,507,532	154,466,147
Class B Shares	414,463	–
Class C Shares	1,748,659	–
Class I Shares	6,052,135	6,267,151
Net assets received in connection with reorganization–Note 1	893,043,027	–
Dividends reinvested:		
Class A Shares	32,113,936	23,136,692
Class B Shares	305,847	–
Class C Shares	368,060	–
Class I Shares	412,193	19,209
Cost of shares redeemed:		
Class A Shares	(240,852,088)	(115,167,212)
Class B Shares	(7,488,161)	–
Class C Shares	(2,626,570)	–
Class I Shares	(27,625,732)	(2,411,080)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**878,373,301**	**66,310,907**
Total Increase (Decrease) in Net Assets	**834,569,234**	**67,814,438**
Net Assets ($):		
Beginning of Period	558,143,742	490,329,304
End of Period	**1,392,712,976**	**558,143,742**
Undistributed investment income–net	3,164,256	3,559,619

	Year Ended July 31,	
	2008[a]	2007
Capital Share Transactions:		
Class A[b]		
Shares sold	17,901,918	12,317,326
Shares issued in connection with reorganization−Note 1	61,527,674	−
Shares issued for dividends reinvested	2,603,126	1,844,775
Shares redeemed	(19,529,043)	(9,194,033)
Net Increase (Decrease) in Shares Outstanding	**62,503,675**	**4,968,068**
Class B[b]		
Shares sold	34,805	−
Shares issued in connection with reorganization−Note 1	4,016,826	−
Shares issued for dividends reinvested	25,191	−
Shares redeemed	(612,779)	−
Net Increase (Decrease) in Shares Outstanding	**3,464,043**	**−**
Class C		
Shares sold	142,665	−
Shares issued in connection with reorganization−Note 1	4,614,219	−
Shares issued for dividends reinvested	30,342	−
Shares redeemed	(215,695)	−
Net Increase (Decrease) in Shares Outstanding	**4,571,531**	**−**
Class I		
Shares sold	492,119	501,731
Shares issued in connection with reorganization−Note 1	2,058,484	−
Shares issued for dividends reinvested	33,756	1,534
Shares redeemed	(2,232,178)	(192,195)
Net Increase (Decrease) in Shares Outstanding	**352,181**	**311,070**

[a] *The fund changed to a four class fund on May 13, 2008. The existing Investor and Institutional shares were redesignated as Class A and Class I shares, respectively and the fund commenced offering Class B and Class C shares.*

[b] *During the period ended July 31, 2008, 373,886 Class B shares representing $4,574,229, were automatically converted to 374,049 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

			Year Ended July 31,		
Class A Shares	2008[a]	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	12.40	12.35	12.75	12.53	12.86
Investment Operations:					
Investment income—net[b]	.55	.61	.53	.46	.46
Net realized and unrealized gain (loss) on investments	(.32)	.08	(.28)	.31	(.01)[c]
Total from Investment Operations	.23	.69	.25	.77	.45
Distributions:					
Dividends from investment income—net	(.60)	(.64)	(.58)	(.55)	(.54)
Dividends from net realized gain on investments	(.01)	–	(.07)	–	(.24)
Total Distributions	(.61)	(.64)	(.65)	(.55)	(.78)
Net asset value, end of period	12.02	12.40	12.35	12.75	12.53
Total Return (%)	1.76[d]	5.74	2.05	6.24	3.59
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.87	.92	.91	.89	.90
Ratio of net expenses to average net assets	.80	.80	.80	.80	.80
Ratio of net investment income to average net assets	4.53	4.85	4.21	3.63	3.56
Portfolio Turnover Rate[e]	385.86	492.35	439.09	644.23	801.49
Net Assets, end of period ($ x 1,000)	1,257,597	522,661	458,856	531,232	677,228

[a] The fund commenced offering four classes of shares on May 13, 2008. The existing Investor shares were redesignated as Class A shares.

[b] Based on average shares outstanding at each month end.

[c] In addition to the net realized and unrealized gain on investments as shown in the Statemnt of Operations, this amount includes a decrease in net asset value per share resulting from the timing of issuances and redemptions of shares in relation to fluctuating market values for the fund's investments.

[d] Exclusive of sales charge.

[e] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended July31, 2008, July 31, 2007, July 31, 2006, July 31, 2005 and July 31, 2004 were 125.60%, 357.70%, 270.18%, 521.83% and 718.14%, respectively.

See notes to financial statements.

	Year Ended July 31, 2008[a]	
	Class B Shares	Class C Shares
Per Share Data ($):		
Net asset value, beginning of period	12.35	12.35
Investment Operations:		
Investment income–net[b]	.06	.06
Net realized and unrealized gain (loss) on investments	(.29)	(.28)
Total from Investment Operations	(.23)	(.22)
Distributions:		
Dividends from investment income–net	(.11)	(.11)
Net asset value, end of period	12.01	12.02
Total Return (%)[c,d]	(1.77)	(1.81)
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[e]	1.70	1.49
Ratio of net expenses to average net assets[e,f]	1.70	1.49
Ratio of net investment income to average net assets[e]	2.43	2.64
Portfolio Turnover Rate[g]	385.86	385.86
Net Assets, end of period ($ x 1,000)	41,588	54,928

[a] *From May 13, 2008 (commencement of initial offering) to July 31, 2008.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Exclusive of sales charge.*
[e] *Annualized.*
[f] *Expense waivers and/or reimbursements amounted to less than .01%.*
[g] *The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended July 31, 2008 was 125.60%.*

See notes to financial statements.

Class I Shares	Year Ended July 31,				
	2008[a]	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	12.40	12.34	12.75	12.52	12.85
Investment Operations:					
Investment income−net[b]	.60	.64	.56	.51	.49
Net realized and unrealized					
gain (loss) on investments	(.34)	.09	(.28)	.30	.00[c]
Total from Investment Operations	.26	.73	.28	.81	.49
Distributions:					
Dividends from investment income−net	(.64)	(.67)	(.62)	(.58)	(.58)
Dividends from net realized					
gain on investments	(.01)	−	(.07)	−	(.24)
Total Distributions	(.65)	(.67)	(.69)	(.58)	(.82)
Net asset value, end of period	12.01	12.40	12.34	12.75	12.52
Total Return (%)	2.05	6.02	2.35	6.40	3.88
Ratios/Supplemental Data (%):					
Ratio of total expenses					
to average net assets	.52	.53	.51	.55	.53
Ratio of net expenses					
to average net assets	.52[d]	.53[d]	.51[d]	.53	.52
Ratio of net investment income					
to average net assets	4.83	5.10	4.48	3.86	3.85
Portfolio Turnover Rate[e]	385.86	492.35	439.09	644.23	801.49
Net Assets, end of period ($ x 1,000)	38,600	35,482	31,473	27,401	2,850

[a] The fund commenced offering four classes of shares on May 13, 2008. The existing Institutional shares were redesignated as Class I shares.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Expense waivers and/or reimbursements amounted to less than .01%.

[e] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended July31, 2008, July 31, 2007, July 31, 2006, July 31, 2005 and July 31, 2004 were 125.60%, 357.70%, 270.18%, 521.83% and 718.14%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Intermediate Term Income Fund (the "fund") is a separate diversified series of Dreyfus Investment Grade Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is to seek to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

The Board of Directors approved, effective May 13, 2008, a change in the fund's name from "Dreyfus Intermediate Term Income Fund" to "Dreyfus Premier Intermediate Term Income Fund". Investor and Institutional shares of the fund have been redesignated as Class A and Class I shares, respectively, and the fund began offering Class B and Class C shares.

As of the close of business on May 15, 2008, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Dreyfus Premier Core Bond Fund ("Premier Core Bond") were transferred to the fund in exchange for corresponding class of shares of Common Stock of the fund of equal value. Shareholders of Class A, Class B, Class C and Class I shares of Premier Core Bond received Class A, Class B, Class C and Class I shares of the fund, respectively, in each case in an amount equal to the aggregate net asset value of their investment in Premier Core Bond at the time of the exchange. The net asset value of the fund's shares on the close of business May 15, 2008, after the reorganization was $12.39 for Class A, $12.39 for Class B, $12.39 for Class C and $12.39 for Class I shares, and a total of 32,492,389 Class A shares, 3,766,828 Class B shares, 2,985,185 Class C shares and 1,871,602 Class I shares, representing net assets of $509,426,510 (including $24,013,207 net unrealized depreciation on investments) were issued to shareholders of Premier Core Bond in the exchange. The exchange was a tax-free event to the Premier Core Bond shareholders.

As of the close of business on May 13, 2008, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Dreyfus Premier Managed Income Fund ("Premier Managed Income") were transferred to the fund in exchange for corresponding class of shares of Common Stock of the fund of equal value. Shareholders of Class A, Class B, Class C and Class I shares of Premier Managed Income received Class A, Class B, Class C and Class I shares of the fund, respectively, in each case in an amount equal to the aggregate net asset value of their investment in Premier Managed Income at the time of the exchange. The net asset value of the fund's shares on the close of business May 13, 2008, after the reorganization was $12.35 for Class A, $12.35 for Class B, $12.35 for Class C and $12.35 for Class I shares, and a total of 7,571,050 Class A shares, 249,998 Class B shares, 1,629,034 Class C shares and 186,882 Class I shares, representing net assets of $119,022,316 (including $2,685,763 net unrealized depreciation on investments) were issued to shareholders of Premier Managed Income in the exchange. The exchange was a tax-free event to the Premier Managed Income shareholders.

As of the close of business on May 14, 2008, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to liabilities, of Dreyfus A Bonds Plus, Inc. ("A Bonds Plus") were transferred to the fund in exchange for shares of Common Stock of the fund of equal value. Shareholders of A Bonds Plus received Class A shares of the fund, in an amount equal to the aggregate net asset value of their investment in A Bonds Plus at the time of the exchange. The fund's net asset value on the close of business on May 14, 2008 after the reorganization was $12.33 for Class A shares, and a total of 21,464,235 Class A shares representing net assets of $264,594,201 (including $8,827,883 net unrealized depreciation on investments) were issued to shareholders of A Bonds Plus in the exchange. The exchange was a tax-free event to A Bonds Plus shareholders.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 1.2 billion shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (500 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized) and Class I (500 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swap transactions and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and the asked price. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Directors. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with The Bank of New York Mellon, a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or letters of credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended July 31, 2008, The Bank of New York Mellon earned $207,896 from lending fund portfolio securities, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ending July 31, 2008.

As of and during the period ended July 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended July 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At July 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $3,641,048, accumulated capital losses $52,426,499 and unrealized depreciation $87,511,315. In addition, the fund had $973,083 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to July 31, 2008. If not applied, $2,321,537 of the carryover expires in fiscal 2009, $8,440,328 expires in fiscal 2011, $7,653,528 expires in fiscal 2012, $18,143,982 expires in fiscal 2013, $4,506,204 expires in fiscal 2014, $10,725,379 expires in fiscal 2015 and $635,541 expires in fiscal 2016. Based on certain provisions in the code, some of these losses acquired from fund mergers are subject to an annual limitation.

The tax character of distributions paid to shareholders during the fiscal periods ended July 31, 2008 and July 31, 2007 was as follows: ordinary income $37,959,846 and $26,900,186.

During the period ended July 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization of premiums, paydown gains and losses on mortgage-backed securities, wash sales and capital loss carryovers from fund mergers, contingent deferred debt securities and foreign currency transactions, the fund increased accumulated undistributed investment income-net by $2,183,512, decreased accumulated net realized gain (loss) on investments by $37,548,231 and increased paid-in capital by $35,364,719. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

Prior to May 1, 2008, the fund had the ability to borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit.

Effective May 1, 2008, the fund participates with other Dreyfus-managed funds in a $300 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. Prior to May 1, 2008, the fund participated with other Dreyfus-managed funds in a $100 million unsecured line of credit. During the period ended July 31, 2008, the fund did not borrow under the lines of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .45% of the value of the fund's average daily net assets and is payable monthly.

The Manager has agreed from August 1, 2007 to March 31, 2009, to waive receipt of its fees and/or assume the expenses of Class A and Class I shares, so that the expenses of these classes, excusive of shareholder services plan fees, taxes, interest on borrowings, brokerage fees and extraordinary expenses exceed .55% of the value of the fund's average daily net assets of their class. The reduction in expenses, pursuant to the undertaking, amounted to $486,961 during the period ended July 31, 2008.

During the period ended July 31, 2008, the Distributor retained $5,733 from commissions earned on sales of the fund's Class A shares and $14,748 and $3,148 from CDSCs on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended July 31, 2008, Class B and Class C shares were charged $47,679 and $89,207, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended July 31, 2008, Class A, Class B and Class C shares were charged $1,794,781, $23,840 and $29,735, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended July 31, 2008, the fund was charged $300,332 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended July 31, 2008, the fund was charged $20,638 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended July 31, 2008, the fund was charged $112,205 pursuant to the custody agreement.

During the period ended July 31, 2008, the fund was charged $5,604 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees

$538,268, Rule 12b-1 distribution plan fees $53,009, shareholder ser- vices plan fees $290,929, custodian fees $93,390, chief compliance officer fees $3,290 and transfer agency per account fees $87,270, which are offset against an expense reimbursement currently in effect in the amount of $67,477.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, option transactions, financial futures, forward currency exchange contracts and swap transactions, during the period ended July 31, 2008, amounted to $4,133,400,616 and $3,865,110,642, respectively, of which $2,602,302,296 in purchases and $2,607,027,178 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mort- gage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the under- lying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial mar- gin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at July 31, 2008 are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended July 31, 2008:

| | Face Amount | | Options Terminated | |
| | Covered by | Premiums | | Net Realized |
Options Written:	Contracts ($)	Received ($)	Cost ($)	Gain (Loss) ($)
Contracts outstanding July 31, 2007	**396,960,000**	**526,514**		
Contracts written	2,318,744,000	8,252,873		
Contracts terminated:				
Closed	1,966,722,000	5,339,573	5,480,241	(140,668)
Expired	581,256,000	1,770,442	–	1,770,442
Total contracts terminated	2,547,978,000	7,110,015	5,480,241	1,629,774
Contracts outstanding July 31, 2008	**167,726,000**	**1,669,372**		

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at July 31, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amount	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
China Renminlbi Expiring 3/26/2009	38,750,000	5,933,241	5,852,755	(80,486)
Japanese Yen, Expiring 9/17/2008	1,498,000,000	14,329,992	13,924,980	(405,012)
Malaysian Ringgit, Expiring 8/22/2008	48,380,000	15,038,856	14,856,223	(182,633)
Russian Ruble, Expiring 9/17/2008	35,795,000	1,510,975	1,524,794	13,819
Sales:		**Proceeds ($)**		
China Renminlbi Expiring 8/22/2008	103,180,000	15,011,275	15,127,981	(116,706)
China Renminlbi Expiring 3/26/2009	38,750,000	6,124,061	5,852,755	271,306
Euro, Expiring 9/17/2008	920,000	1,419,882	1,431,284	(11,402)

Forward Currency Exchange Contracts	Foreign Currency Amount	Proceeds ($)	Value ($)	Unrealized (Depreciation) ($)
Sales (continued):				
Euro, Expiring 9/17/2008	450,000	694,508	700,085	(5,577)
Euro, Expiring 9/17/2008	590,000	912,948	917,888	(4,940)
Total				**(521,631)**

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swaps contracts in the Statement of Operations. Upfront payments made and/or received by the fund, are recorded as an asset and/or liability on the Statement of Assets and Liabilities and are recorded as a realized gain or loss ratably over the contract's term/event with the exception of forward starting interest rate swaps which are recorded as realized gains or losses on termination date. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes open credit default swaps entered into by the fund at July 31, 2008:

Notional Amount ($)	Reference Entity	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration Date	Unrealized Appreciation (Depreciation) ($)
4,335,000	Block Financial, 5.125%, 10/30/2014	Morgan Stanley	(2.33)	12/20/2012	(213,190)
1,380,000	Block Financial, 5.125%, 10/30/2014	JP Morgan	(2.25)	12/20/2012	(63,693)
1,265,000	Block Financial, 5.125%, 10/30/2014	JP Morgan	(2.80)	12/20/2012	(86,439)
2,060,000	Bristol-Myers Squibb, 6.8%, 11/15/2026	Deutsche Bank	(0.45)	6/20/2018	(2,236)
2,940,000	Bristol-Myers Squibb, 6.8%, 11/15/2026	Goldman, Sachs & Co.	(0.43)	6/20/2018	2,332
2,280,000	CIT Group, 7.75%, 4/2/2012	Citibank	14.50	9/20/2008	57,564
4,620,000	Campbell Soup Co., 4.875%, 10/1/2013	Deutsche Bank	(0.53)	3/20/2013	(55,319)
1,660,000	Campbell Soup Co., 4.875%, 10/1/2013	Deutsche Bank	(0.53)	3/20/2013	(19,877)
1,530,000	Campbell Soup Co., 4.875%, 10/1/2013	Morgan Stanley	(0.51)	3/20/2013	(16,977)
1,695,000	First Data, 4.7%, 8/1/2013	Lehman Brothers	2.90	12/20/2009	(11,083)
1,930,000	Kohls, 6.3%, 3/1/2011	JP Morgan	(1.70)	6/20/2013	(27,065)
3,240,000	Kohls, 6.3%, 3/1/2011	JP Morgan	(1.70)	6/20/2013	(45,436)
2,670,000	Kohls, 6.3%, 3/1/2011	Morgan Stanley	(1.62)	3/20/2013	(30,964)
1,740,000†	Standish Structured Tranched Portfolio 0-3%	Barclays	13.40	6/20/2012	(1,258,495)
9,995,000	Global Structured Tranche 0-3%	JP Morgan	−††	9/20/2013	(1,525,982)
4,738,000	Structured Model Portfolio 0-3%	Morgan Stanley	−††	9/20/2013	(648,207)
7,202,000	Structured Model Portfolio 0-3%	UBS AG	−††	9/20/2013	(1,091,758)
11,710,000	Northern Tobacco, 5%, 6/1/2046	Citibank	1.35	12/20/2011	(454,383)

Notional Amount ($)	Reference Entity	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration Date	Unrealized Appreciation (Depreciation) ($)
6,070,000	Republic Of Panama, 8.875%, 9/30/2027	Deutsche Bank	(1.57)	9/20/2017	35,150
1,380,000	Republic Of Panama, 8.875%, 9/30/2027	Deutsche Bank	(1.89)	2/20/2013	(45,016)
2,820,000	Pfizer Inc., 4.65%, 3/1/2018	Goldman, Sachs & Co.	(0.41)	6/20/2018	(6,294)
1,990,000	Pfizer Inc., 4.65%, 3/1/2018	Morgan Stanley	(0.38)	6/20/2018	985
6,010,000	Republic Of The Philippines, 10.625%, 3/16/2025	Barclays	(2.56)	9/20/2017	19,636
2,650,000	Rite Aid, 7.7%, 2/15/2027	JP Morgan	3.55	9/20/2010	(517,019)
1,475,000	Rite Aid, 7.7%, 2/15/2027	Lehman Brothers	4.55	9/20/2010	(261,275)
1,500,000	Rite Aid, 7.7%, 2/15/2027	Lehman Brothers	4.85	9/20/2010	(257,619)
6,130,000	Reed Elsevier Capital, 4.625%, 6/15/2012	Deutsche Bank	(0.96)	6/20/2012	(113,366)
2,790,000	R.R. Donnelley & Sons, 4.95%, 4/1/2014	Deutsche Bank	(1.60)	3/20/2012	(15,569)
1,120,000	R.R. Donnelley & Sons, 4.95%, 4/1/2014	JP Morgan	(1.70)	12/20/2011	(10,982)
5,200,000	Radioshack Corp., 7.375%, 5/15/2011	Deutsche Bank	(1.84)	6/20/2013	(24,816)
2,600,000	Radioshack Corp., 7.375%, 5/15/2011	Morgan Stanley	(1.75)	6/20/2013	(2,351)
11,710,000	Southern California Tobacco, 5%, 6/1/2037	Citibank	1.35	12/20/2011	(454,383)
6,010,000	Republic Of Turkey, 11.875%, 1/15/2030	Barclays	(2.82)	9/20/2017	113,742
7,670,000[†]	Auto Receivable Backed, 2007-1, Bbb Index	Lehman Brothers	1.50	2/15/2014	(1,304,264)
4,690,000[†]	Auto Receivable Backed, 2007-1, Bbb Index	Lehman Brothers	1.50	2/15/2014	(810,108)
700,000[†]	Auto Receivable Backed, 2007-1, Bbb Index	Lehman Brothers	1.50	2/15/2014	(110,672)

Notional Amount ($)	Reference Entity	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration Date	Unrealized Appreciation (Depreciation) ($)
2,700,000	Dow Jones CDX.NA.IG.10 Index	Deutsche Bank	(1.50)	6/20/2018	9,313
930,000	Dow Jones CDX.NA.IG.10 Index	Goldman, Sachs & Co.	(1.50)	6/20/2018	3,208
7,260,000	Dow Jones CDX.NA.IG.10 Index	Lehman Brothers	1.55	6/20/2011	(58,657)
					(9,301,565)

† *The valuation of these securities has been determined in good faith under the direction of the Board of Directors.*

†† *Payment to the counterparty will be made upon the occurrence of bankruptcy and/or by a restructuring event with respect to each of the bonds specified in the reference portfolio, limited to 3% of the total reference portfolio losses.*

The fund may enter into interest rate swaps, which involve the exchange of commitments to pay and receive interest based on a notional principal amount. The following summarizes open interest rate swaps entered into by the fund at July 31, 2008:

Notional Amount ($)	Fund Pays	Counterparty	Fund Receives Fixed Rate (%)	Expiration Date	Unrealized Appreciation ($)
23,865,000	NZD–3 Month LIBOR	JP Morgan	7.52	5/16/2011	99,684
26,615,000	NZD–3 Month LIBOR	Goldman, Sachs & Co.	7.51	5/14/2011	110,127
					209,811

NZD—New Zealand Dollar
LIBOR—London Inter-Bank Offer Rate

Total return swaps involve commitments to pay interest in exchange for a market-linked return based on a national amount. To the extent the total return of the security or index underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the fund will receive a payment from or make a payment to the counterparty, respectively. At July 31, 2008, the fund had no open total return swaps.

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At July 31, 2008, the cost of investments for federal income tax purposes was $2,026,450,813; accordingly, accumulated net unrealized depreciation on investments was $78,893,230, consisting of $5,141,642 gross unrealized appreciation and $84,034,872 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Plan of Reorganization:

On July 24, 2008, the Board of Directors approved an Agreement and Plan of Reorganization between the fund and Dreyfus Premier Limited Term Income Fund (the "Acquired Fund"), providing for the Acquired Fund to merge into the fund as part of a tax-free reorganization. The merger, which is subject to the approval of the Acquired Fund's shareholders, on or about October 15, 2008, currently is anticipated to occur on or about December 17, 2008. On that date, the Acquired Fund's Class A, Class B and Class C shares will merge into Class A shares of the fund and the Acquired Fund's Class I shares will merge into Class I shares of the fund. On its merger date, the Acquired Fund would exchange all of its assets at net asset value, subject to liabilities, for an equivalent value of shares of the fund. Such shares would be distributed pro rata to shareholders of the Acquired Fund so that each shareholder receives a number of shares of the fund equal to the aggregate net asset value of the shareholder's Acquired Fund's shares.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Intermediate Term Income Fund

We have audited the accompanying statement of assets and liabilities, including the statements of investments, financial futures and options written, of Dreyfus Premier Intermediate Term Income Fund (formerly Dreyfus Intermediate Term Income Fund) (one of the series comprising Dreyfus Investment Grade Funds, Inc.) as of July 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities held as of July 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Intermediate Term Income Fund at July 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
September 26, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 0.69% of the ordinary dividends paid during the fiscal year ended July 31, 2008 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $270,773 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2009 of the percentage applicable to the preparation of their 2008 income tax returns. Also, the fund hereby designates 96.18% of ordinary income dividends paid during the fiscal year ended July 31, 2008 as qualifying "interest related dividends." Also, the fund hereby designates $.0123 per share as a short-term capital gain distribution paid on December 21, 2007.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on July 16 and 17, 2008, the Board considered the re-approval for an annual period (through July 29, 2009) of the Management Agreement with Dreyfus for the fund, pursuant to which Dreyfus provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and that Dreyfus also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the performance of the fund's Class A Shares and comparisons to a group of retail no-load intermediate investment-grade debt funds (the

"Performance Group") and to a larger universe of funds, consisting of all retail and institutional intermediate investment grade debt funds (the "Performance Universe"), selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended May 31, 2008. The Board members noted that the fund's total return performance variously was above, at or below the Performance Group and Performance Universe medians, and that the fund's yield performance was above the Performance Group and Performance Universe medians for all periods. Dreyfus representatives noted that the fund's performance was in the second quartile of its Lipper category for the more recent 3-month and 5-month periods ended May 31, 2008. Representatives of Dreyfus discussed certain factors that affected the fund's relative performance, including the investment environment (as impacted by the housing and credit crises, etc.) that has prevailed over the last year or so. Dreyfus also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each of the calendar years for the past ten years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund's contractual management fee was lower than the Expense Group median, and that the actual management fee was lower than the Expense Group and Expense Universe medians. The Board noted that the expense ratio for the fund was higher than the Expense Group and Expense Universe medians. The Board noted that the fund's actual management fee and expense ratio were lower due to the undertaking by Dreyfus to waive fees and reimburse expenses.

Representatives of Dreyfus reviewed with the Board members the advisory fees paid by mutual funds managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies, and included within the fund's Lipper category (the "Similar Funds"), and by other accounts managed by Dreyfus or its affiliates, with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). Dreyfus representatives explained the nature of the Similar Accounts and the differences, from Dreyfus' perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds and Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee.

Analysis of Profitability and Economies of Scale. Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangement and its effect on Dreyfus' profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the Management Agreement, with respect to the fund. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board noted the fund's total return performance and the impact that the recent investment environment has had on the fund's performance, the generally longer term positive relative total return performance of the fund, and the positive relative yield performance of the fund for all periods, and expressed confidence in the fund's portfolio management team, which continued to apply a consistent investment strategy, and management's commitment to providing resources necessary to support portfolio management and its efforts to improve performance going forward.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and management fee information, including Dreyfus' undertaking to limit the fund's expense ratio (which reduced the fund's actual management fee and expense ratio), costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Management Agreement, with respect to the fund, was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 160

Clifford L. Alexander, Jr. (74)
Board Member (2003)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 50

David W. Burke (72)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 85

Whitney I. Gerard (73)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 26

George L. Perry (74)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 26

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Lucy Wilson Benson, Emeritus Board Member
Arthur A. Hartman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 160 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 160 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 177 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 173 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Intermediate
Term Income Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: DRITX | Class B: DTEBX | Class C: DTECX |
| | Class I: DITIX | | |

Telephone Call your financial representative or 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0082AR0708

Dreyfus Premier Short Term Income Fund

ANNUAL REPORT July 31, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We present this annual report for Dreyfus Premier Short Term Income Fund, covering the 12-month period from August 1, 2007, through July 31, 2008.

The fixed-income markets continued to be constrained by uncertainty. Rally attempts in the spring were offset by market weakness in June and July as inflationary pressures, rising unemployment and lingering credit concerns prevailed. Wavering investor sentiment continued to bolster the "flight-to-quality" to U.S. Treasuries and inflation-indexed TIPS, but hard-hit areas such as high-yield and high-quality mortgage-backed securities have shown promising valuations as compared to the beginning of the reporting period and the year. However, there's still great caution within such areas of the bond markets, so sound research and diligence has been key.

Despite the well-publicized "rescue" of Bear Stearns and the concerns still surrounding two government-sponsored mortgage enterprises — Fannie Mae and Freddie Mac — we have seen signs of more orderly deleveraging among financial institutions. In addition, the recent retreat in the price of oil and the Fed's indication that it intends on maintaining the overnight rate in order to help balance inflationary pressures and economic stability should support the bond markets. We further believe that some areas of the U.S. bond market may have been punished too severely in the downturn and present long-term investment opportunities for certain investors. As always, your financial advisor can help you determine the appropriate fixed-income investments in this current market environment that meet your individual objectives and investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
August 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of August 1, 2007, through July 31, 2008, as provided by Peter Vaream and David Bowser, Portfolio Managers

Fund and Market Performance Overview

For the 12-month period ended July 31, 2008, Dreyfus Premier Short Term Income Fund's Class B shares achieved a total return of –0.78%, Class D shares achieved a total return of 0.02% and Class P shares achieved a total return of 0.02%.[1] In comparison, the fund's benchmark index, the Merrill Lynch 1-5 Year Corporate/Government Index (the "Index"), achieved a total return of 6.42% for the same period.[2]

Heightened volatility in the bond market persisted throughout the reporting period as a credit crisis that began in early 2007 in the sub-prime mortgage sector continued to trigger a "flight to quality" among investors, benefiting U.S. Treasury securities but punishing most other fixed-income market sectors. The fund produced lower returns than its benchmark, primarily due to overweighted positions in commercial mortgage-backed securities and asset-backed securities, and correspondingly underweighted exposure to U.S. Treasuries, which comprise a significant percentage of the benchmark index.

The Fund's Investment Approach

The fund seeks to maximize total returns consisting of capital appreciation and current income. To pursue this goal, the fund invests at least 80% of its assets in fixed-income securities of U.S. or foreign issuers rated investment grade or the unrated equivalent as determined by Dreyfus. This may include: U.S. government bonds and notes, corporate bonds, municipal bonds, convertible securities, preferred stocks, inflation-indexed securities, asset-backed securities, mortgage-related securities (including CMOs) and foreign bonds. For additional yield, the fund may invest up to 20% of its assets in fixed-income securities rated below investment grade ("high yield" or "junk" bonds). Typically, the fund's portfolio can be expected to have an average effective maturity and an average effective duration of three years or less.

Credit and Economic Concerns Fueled Volatility

A credit crisis that began early in 2007 in the sub-prime mortgage market and caused a ripple effect throughout the bond market continued to dampen investor sentiment over the entire reporting period, causing yields in most segments of the bond market to rise and prices to fall. The impact of the credit crunch was particularly severe in higher-yielding market sectors, producing steep declines among mortgage- and asset-backed securities, which are known as "spread sectors" for their yield premiums over nominal U.S. Treasury securities. The independent rating agencies have undervalued the real risk in the sub-prime market, which contributed to the widespread losses and write-downs on securities backed by sub-prime loans and sub-prime related debt. In addition, slumping housing markets, a weaker job market and soaring food and energy prices sparked a downturn in the U.S. economy, leading to lower prices for corporate bonds and other securities that tend to be sensitive to economic conditions. In contrast, U.S. Treasury securities gained value as newly risk-averse investors flocked to the relative credit safety provided by government-backed investments.

The Federal Reserve Board (the "Fed") responded aggressively to these developments by injecting liquidity into the U.S. banking system and reducing short-term interest rates from 5.25% at the start of the reporting period to 2.00% at the end. As a result of these moves, yield differences generally widened along the bond market's maturity range. Short- and intermediate-term securities were among the greater beneficiaries of the steepening yield curve.

Fixed-income markets began to see signs of improvement in mid-March 2008, after the Fed participated in a plan to prevent the insolvency of a major investment bank from damaging other financial institutions. Market liquidity appeared to perk up, and spread sectors generally rallied. However, in June and July, renewed declines stemming from heightened inflation concerns, another wave of sub-prime related write-downs by global investment banks and larger-than-expected losses at two major U.S. government-sponsored mortgage agencies had offset a substantial portion of the rebound by the reporting period's end.

Positioned Too Early for Value-Oriented Opportunities

As prices of even fundamentally sound mortgage-backed, asset-backed and corporate securities declined along with their sub-prime counterparts, we pursued opportunities to establish overweighted positions in what we regarded as undervalued bonds in anticipation of a rebound. In hindsight, we may have done so too early, as the resumption of the flight to quality erased earlier gains in most spread sectors, including asset-backed securities and, to a lesser extent, high yield corporate bonds. Conversely, relatively light exposure to better-performing U.S. Treasury securities prevented the fund from participating more fully in their strength.

Our interest-rate strategies produced somewhat better results, as we generally maintained an effective average duration that was longer than industry averages during market rallies. This strategy enabled the fund to participate more fully in periods of relative market strength. In addition, we maintained a modestly overweighted position in securities with maturities between one and five years, which we believed would gain value as they moved closer to final maturity.

Anticipating a Return to Fundamentals

As of the reporting period's end, we have maintained the fund's overweighted exposure to spread sectors that we believe have been punished too severely by the credit crisis. After conducting extensive credit analysis, we have found what we believe to be particularly compelling values among certain commercial mortgage-backed securities and corporate bonds. In our view, these strategies position the fund for better performance when the credit crisis eventually abates.

August 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the applicable contingent deferred sales charge imposed on redemptions in the case of Class B shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch 1-5 Year Corporate/Government Index is a market value-weighted index that tracks the performance of publicly placed, non-convertible, fixed-rate, coupon-bearing, investment-grade U.S. domestic debt. Maturities of the securities range from one to five years.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Short Term Income Fund Class B shares, Class D shares and Class P shares and the Merrill Lynch 1-5 Year Corporate/Government Index

† *Source: Lipper Inc.*
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class B, Class D and Class P shares of Dreyfus Premier Short Term Income Fund on 7/31/98 to a $10,000 investment made in the Merrill Lynch 1-5 Year Corporate/Government Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class B and Class P shares represent the performance of the fund's Class D shares for periods prior to November 1, 2002 (the inception date for Class B and Class P shares), and is adjusted to reflect the applicable sales load of that class. Performance for Class B and Class P shares do not include differences in distribution/servicing fees prior to November 1, 2002, which would have lowered the performance for Class B and Class P shares.
The fund invests primarily in debt securities and securities with debt-like characteristics of domestic and foreign issuers and maintains an average effective maturity and an average effective duration of three years or less. The Index is an unmanaged performance benchmark including U.S. government and fixed-coupon domestic investment-grade corporate bonds with maturities greater than or equal to one year and less than five years. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 7/31/08*

	1 Year	5 Years	10 Years
Class B shares			
with applicable redemption charge [†]	**(4.60)%**	**1.01%**	**3.41%**
without redemption	**(0.78)%**	**1.35%**	**3.41%**
Class D shares	**0.02%**	**2.04%**	**3.51%**
Class P shares	**0.02%**	**2.06%**	**3.54%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The performance figures for Class B and Class P shares shown in the table include the performance of Class D shares for periods prior to November 1, 2002, and are adjusted to reflect the applicable sales load of that class but do not include current distribution/servicing fees of each share class prior to that date. Performance for Class B shares assumes the conversion of Class B shares to Class D shares at the end of the sixth year following the date of purchase.

[†] *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class D shares.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Short Term Income Fund from February 1, 2008 to July 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended July 31, 2008

	Class B	Class D	Class P
Expenses paid per $1,000†	$ 7.80	$ 4.47	$ 4.47
Ending value (after expenses)	$972.60	$976.80	$976.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended July 31, 2008

	Class B	Class D	Class P
Expenses paid per $1,000†	$ 7.97	$ 4.57	$ 4.57
Ending value (after expenses)	$1,016.96	$1,020.34	$1,020.34

† *Expenses are equal to the fund's annualized expense ratio of 1.59% for Class B, .91% for Class D and .91% for Class P, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

July 31, 2008

Bonds and Notes–94.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Auto Receivables–6.1%				
Americredit Automobile Receivables Trust, Ser. 2008-AF, Cl. A2A	4.47	1/12/12	300,000	290,726
Americredit Prime Automobile Receivables Trust, Ser. 2007-1, Cl. E	6.96	3/8/16	420,000 [a]	357,000
Capital Auto Receivables Asset Trust, Ser. 2006-2, Cl. B	5.07	12/15/11	485,000	469,095
Capital One Auto Finance Trust, Ser. 2007-C, Cl. A3A	5.13	4/16/12	1,245,000	1,173,230
Ford Credit Auto Owner Trust, Ser. 2005-A, Cl. B	3.88	1/15/10	750,000	747,927
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	1,500,000	1,501,092
Ford Credit Auto Owner Trust, Ser. 2005-C, Cl. C	4.72	2/15/11	355,000	357,909
Ford Credit Auto Owner Trust, Ser. 2006-C, Cl. B	5.30	6/15/12	1,875,000	1,775,437
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. D	7.05	12/15/13	300,000 [a]	251,565
Hyundai Auto Receivables Trust, Ser. 2006-B, Cl. C	5.25	5/15/13	1,420,000	1,390,331
Wachovia Auto Loan Owner Trust, Ser. 2007-1, Cl. D	5.65	2/20/13	935,000 [b]	537,906
WFS Financial Owner Trust, Ser. 2005-1, Cl. A4	3.87	8/17/12	1,998,831	2,005,321
WFS Financial Owner Trust, Ser. 2005-2, Cl. B	4.57	11/19/12	2,500,000	2,517,984
				13,375,523
Asset-Backed Ctfs./Credit Cards–.7%				
Citibank Credit Card Issuance Trust, Ser. 2006-C4, Cl. C4	2.68	1/9/12	1,500,000 [c]	**1,438,617**
Asset-Backed Ctfs./ Home Equity Loans–4.3%				
Ameriquest Mortgage Securities, Ser. 2003-11, Cl. AF6	5.14	1/25/34	1,196,291 [c]	1,096,662
Bayview Financial Acquisition Trust, Ser. 2005-B, Cl. 1A6	5.21	4/28/39	1,934,509 [c]	1,618,217

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Asset-Backed Ctfs./					
Home Equity Loans (continued)					
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. A1A	5.98	6/25/37	913,968	c	912,617
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M8	7.00	6/25/37	150,000	c	26,503
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M9	7.00	6/25/37	450,000	c	68,625
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	2,050,000	c	1,680,183
Countrywide Asset Backed Certificates, Ser. 2006-15, Cl. A6	5.83	10/25/46	1,155,000	c	885,022
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	413,405		418,829
JP Morgan Mortgage Acquisition, Ser. 2007-HE1, Cl. AF1	2.56	4/25/37	1,033,898	c	976,841
Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	235,000	c	188,060
Ownit Mortgage Loan Asset Backed Certificates, Ser. 2006-1, Cl. AF1	5.42	12/25/36	223,231	c	222,783
Residential Asset Mortgage Products, Ser. 2003-RS9, Cl. MI1	5.80	10/25/33	594,879	c	453,449
Residential Asset Securities, Ser. 2003-KS7, Cl. MI3	5.75	9/25/33	222,102	c	118,651
Residential Funding Mortgage Securities II, Ser. 2005-HI3, Cl. A2	5.09	9/25/35	355,951		346,490
Residential Funding Mortgage Securities II, Ser. 2006-HI1, Cl. M4	6.26	2/25/36	613,000	c	231,798
Sovereign Commercial Mortgage Securities Trust, Ser. 2007-C1, Cl. D	5.78	7/22/30	415,000	a,c	198,856
					9,443,586
Banks−5.5%					
Bank of America, Jr. Sub. Notes	8.00	12/29/49	1,130,000	c	1,044,096
Barclays Bank, Sub. Bonds	7.70	4/29/49	290,000	a,c	280,861
Charter One Bank, Sr. Notes	5.50	4/26/11	1,435,000		1,455,215

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
Chevy Chase Bank, Sub. Notes	6.88	12/1/13	590,000	507,400
Chuo Mitsui Trust & Banking, Jr. Sub. Notes	5.51	12/29/49	700,000 a,c	574,187
Colonial Bank, Sub. Notes	6.38	12/1/15	1,000,000	737,597
Colonial Bank, Sub. Notes	8.00	3/15/09	305,000 d	306,914
M&T Bank, Sr. Unscd. Bonds	5.38	5/24/12	705,000	685,730
Northern Trust, Sr. Unscd. Notes	5.30	8/29/11	575,000	583,014
Royal Bank of Scotland Group, Jr. Sub. Bonds	6.99	10/29/49	425,000 a,c	354,807
Shinsei Finance II, Unscd. Bonds	7.16	7/29/49	810,000 a,c	517,641
Sovereign Bancorp, Sr. Unscd. Notes	4.80	9/1/10	1,075,000 c	945,823
SunTrust Preferred Capital I, Bank Gtd. Notes	5.85	12/31/49	625,000 c	417,476
Wachovia, Notes	5.50	5/1/13	585,000	540,676
Wells Fargo Bank, Sub. Notes, Ser. AI	7.55	6/21/10	890,000	936,310
Wells Fargo Capital XIII, Notes	7.70	12/29/49	1,695,000 c	1,607,502
Western Financial Bank, Sub. Debs.	9.63	5/15/12	580,000	599,014
				12,094,263
Building & Construction−.2%				
Masco, Sr. Unscd. Notes	3.09	3/12/10	390,000 c	**359,982**
Chemicals−2.0%				
ICI Wilmington, Gtd. Notes	4.38	12/1/08	1,535,000	1,536,137
Lubrizol, Gtd. Notes	4.63	10/1/09	2,945,000	2,929,506
				4,465,643

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial & Consumer Services–.1%				
Ceridian, Sr. Unscd. Notes	11.25	11/15/15	240,000 ᵃ	**219,000**
Commercial Mortgage Pass-Through Ctfs.–10.5%				
Banc of America Commercial Mortgage, Ser. 2005-6, Cl. A1	5.00	9/10/47	1,177,769	1,179,249
Bayview Commercial Asset Trust, Ser. 2006-SP1, Cl. A1	2.73	4/25/36	142,666 ᵃ,ᶜ	118,413
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. A	2.82	4/25/34	296,584 ᵃ,ᶜ	268,594
Bayview Commercial Asset Trust, Ser. 2003-2, Cl. A	3.04	12/25/33	260,834 ᵃ,ᶜ	236,608
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. M2	3.66	4/25/34	409,348 ᵃ,ᶜ	293,462
Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. B2	4.16	4/25/36	156,644 ᵃ,ᶜ	83,726
Bayview Commercial Asset Trust, Ser. 2005-4A, Cl. B2	4.86	1/25/36	481,591 ᵃ,ᶜ	240,796
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B3	5.46	11/25/35	169,297 ᵃ,ᶜ	94,011
Bear Stearns Commercial Mortgage Securities, Ser. 2005-PWR8, Cl. A2	4.48	6/11/41	600,000	592,870
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW12, Cl. AAB	5.69	9/11/38	375,000 ᶜ	367,307
Credit Suisse Mortgage Capital Certificate, Ser. 2006-C1, Cl. A2	5.51	2/15/39	1,200,000 ᶜ	1,197,347
Crown Castle Towers, Ser. 2006-1A, Cl. AFX	5.24	11/15/36	1,300,000 ᵃ	1,267,175
Crown Castle Towers, Ser. 2006-1A, Cl. B	5.36	11/15/36	460,000 ᵃ	433,831
Crown Castle Towers, Ser. 2006-1A, Cl. C	5.47	11/15/36	1,035,000 ᵃ	939,180
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	565,000 ᵃ	533,897
CS First Boston Mortgage Securities, Ser. 2005-C4, Cl. A2	5.02	8/15/38	1,250,000	1,245,025
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	660,000 ᵃ,ᵇ	610,797

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	385,000 [a]	357,938
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. B	2.71	3/6/20	1,630,000 [a,c]	1,499,239
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. F	2.94	3/6/20	730,000 [a,c]	674,642
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	3.51	3/6/20	350,000 [a,c]	309,872
JP Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. A1	5.04	12/15/44	1,710,851	1,712,112
JP Morgan Chase Commercial Mortgage Securities, Ser. 2001-CIBC, Cl. D	6.75	3/15/33	955,000	977,525
LB-UBS Commercial Mortgage Trust, Ser. 2001-C3, Cl. A2	6.37	12/15/28	960,000	982,610
Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A2	5.22	11/12/37	350,000 [c]	349,674
Morgan Stanley Capital I, Ser. 2005-HQ5, Cl. A2	4.81	1/14/42	835,000	834,144
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	1,150,000	1,137,453
Morgan Stanley Dean Witter Capital I, Ser. 2001-TOP3, Cl. A4	6.39	7/15/33	1,392,050	1,420,627
SBA CMBS Trust, Ser. 2006-1A, Cl. A	5.31	11/15/36	1,695,000 [a]	1,646,082
WAMU Commercial Mortgage Securities Trust, Ser. 2003-C1A, Cl. A	3.83	1/25/35	1,457,862 [a]	1,429,671
				23,033,877
Diversified Financial Services—7.9%				
Ameriprise Financial, Jr. Sub. Notes	7.52	6/1/66	212,000 [c]	182,772
Amvescap, Gtd. Notes	5.38	2/27/13	380,000	351,551
Capmark Financial Group, Gtd. Notes	5.88	5/10/12	850,000	542,104

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Caterpillar Financial Services, Sr. Unscd. Notes	5.13	10/12/11	765,000	782,899
Citicorp, Sub. Notes	7.25	9/1/08	3,290,000	3,299,136
Countrywide Home Loans, Gtd. Notes	4.13	9/15/09	280,000	272,220
Credit Suisse Guernsey, Jr. Sub. Notes	5.86	5/29/49	660,000 c	537,553
Credit Suisse USA, Gtd. Notes	5.50	8/16/11	1,255,000	1,270,047
ERAC USA Finance, Bonds	5.60	5/1/15	720,000 a	622,774
Ford Motor Credit, Sr. Unscd. Notes	5.80	1/12/09	1,165,000	1,130,213
Ford Motor Credit, Sr. Unscd. Notes	7.38	10/28/09	1,385,000	1,261,900
General Electric Capital, Sr. Unscd. Notes	4.80	5/1/13	1,155,000	1,138,798
Goldman Sachs Capital II, Gtd. Bonds	5.79	12/29/49	480,000 c	317,932
HSBC Finance Capital Trust IX, Gtd. Notes	5.91	11/30/35	1,870,000 c	1,434,361
International Lease Finance, Sr. Unscd. Notes	6.38	3/25/13	740,000	640,309
Janus Capital Group, Sr. Unscd. Notes	6.25	6/15/12	540,000	522,968
Jefferies Group, Sr. Unscd. Notes	7.75	3/15/12	1,100,000	1,114,031
Leucadia National, Sr. Unscd. Notes	7.00	8/15/13	750,000	725,625
Morgan Stanley, Sr. Unscd. Notes	6.00	4/28/15	300,000	282,107
MUFG Capital Finance 1, Bank Gtd. Bonds	6.35	7/29/49	430,000 c	370,036
NYSE Euronext, Sr. Unscd. Notes	4.80	6/28/13	425,000	420,819
Pacific Life Global Funding, Notes	5.15	4/15/13	295,000 a	292,984
				17,513,139

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Metals & Mining–.8%				
Alcoa,				
Sr. Unscd. Notes	6.00	7/15/13	555,000	555,562
Rio Tinto Finance USA,				
Gtd. Notes	5.88	7/15/13	1,090,000	1,103,779
Steel Dynamics,				
Gtd. Notes	7.38	11/1/12	125,000	124,375
				1,783,716
Electric Utilities–5.3%				
AES,				
Sr. Unscd. Notes	7.75	10/15/15	470,000	466,475
Appalachian Power,				
Sr. Unscd. Notes, Ser. O	5.65	8/15/12	315,000	315,016
Columbus Southern Power,				
Sr. Unscd. Notes	6.05	5/1/18	150,000	149,373
CommonWealth Edison,				
First Mortgage Bonds, Ser. 102	4.74	8/15/10	330,000	329,838
Consolidated Edison of NY,				
Sr. Unscd. Debs., Ser. 08-A	5.85	4/1/18	800,000	806,619
Enel Finance International,				
Gtd. Notes	5.70	1/15/13	250,000 [a]	253,727
FirstEnergy,				
Sr. Unscd. Notes, Ser. B	6.45	11/15/11	1,090,000	1,114,074
FPL Group Capital,				
Gtd. Debs.	5.63	9/1/11	1,620,000	1,673,191
Ipalco Enterprises,				
Sr. Scd. Notes	7.25	4/1/16	165,000 [a]	166,238
National Grid,				
Sr. Unscd. Notes	6.30	8/1/16	724,000	717,028
NiSource Finance,				
Gtd. Notes	3.21	11/23/09	641,000 [c]	623,494
Nisource Finance,				
Gtd. Notes	6.15	3/1/13	545,000	535,648
Pacific Gas & Electric,				
Sr. Unscd. Bonds	3.60	3/1/09	1,360,000	1,359,859
PacifiCorp,				
First Mortgage Bonds	6.90	11/15/11	2,265,000	2,421,765
Southern,				
Sr. Unscd. Notes, Ser. A	5.30	1/15/12	700,000	715,469
				11,647,814

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Environmental Control–.6%				
Republic Services, Sr. Unscd. Notes	6.75	8/15/11	475,000	484,741
Veolia Environnement, Sr. Unscd. Notes	5.25	6/3/13	920,000	920,109
				1,404,850
Food & Beverages–.3%				
H.J. Heinz, Sr. Unscd. Secs.	6.43	12/1/20	500,000 a	503,611
Kraft Foods, Sr. Unscd. Notes	6.00	2/11/13	145,000	147,313
				650,924
Foreign/Governmental–.4%				
Republic of Argentina, Sr. Unscd. Bonds	3.09	8/3/12	662,500 c	431,155
Republic of Argentina, Bonds, Ser. VII	7.00	9/12/13	455,000	350,578
				781,733
Health Care–2.4%				
American Home Products, Sr. Unscd. Notes	6.95	3/15/11	1,150,000 c	1,215,674
Community Health Systems, Gtd. Notes	8.88	7/15/15	310,000	313,875
Coventry Health Care, Sr. Unscd. Notes	5.88	1/15/12	760,000	737,229
Coventry Health Care, Sr. Unscd. Notes	5.95	3/15/17	410,000	359,175
HCA, Sr. Unscd. Notes	6.30	10/1/12	1,285,000	1,153,288
UnitedHealth Group, Sr. Unscd. Notes	5.50	11/15/12	910,000	894,474
Wellpoint, Sr. Unscd. Notes	5.88	6/15/17	580,000	555,252
				5,228,967
Lodging & Entertainment–.1%				
MGM Mirage, Gtd. Notes	8.38	2/1/11	325,000	**294,938**

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Machinery—.1%				
Atlas Copco, Sr. Unscd. Bonds	5.60	5/22/17	285,000 [a]	**277,153**
Media—1.6%				
Comcast, Gtd. Notes	5.50	3/15/11	1,240,000	1,241,172
Cox Communications, Notes	6.25	6/1/18	295,000 [a]	291,042
Time Warner Cable, Gtd. Notes	6.20	7/1/13	1,305,000	1,334,287
Time Warner, Gtd. Notes	6.75	4/15/11	695,000	709,473
				3,575,974
Municipal Obligations—.1%				
Clark County School District, GO, Ser. F (Insured; FSA)	5.50	6/15/17	90,000 [e]	98,012
Clark County School District, GO, Ser. F (Insured; FSA)	5.50	6/15/18	65,000 [e]	70,786
Cypress-Fairbanks Independent School District, GO, Ser. A (Schoolhouse) (Insured; PSF-GTD)	5.25	2/15/22	60,000 [e]	62,827
Williamson County, GO, Ser. A (Insured; FSA)	6.00	8/15/14	45,000 [e]	48,345
				279,970
Oil & Gas—1.5%				
Chesapeake Energy, Gtd. Notes	7.50	6/15/14	150,000	152,063
Enterprise Products Operating, Gtd. Notes, Ser. B	4.63	10/15/09	2,045,000	2,035,528
Hess, Sr. Unscd. Notes	6.65	8/15/11	985,000	1,035,250
				3,222,841
Packaging & Containers—.6%				
Ball, Gtd. Notes	6.88	12/15/12	205,000	207,050
Crown Americas, Gtd. Notes	7.63	11/15/13	690,000	703,800

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Packaging & Containers (continued)				
Jefferson Smurfit, Sr. Unscd. Notes	8.25	10/1/12	355,000	313,288
				1,224,138
Property & Casualty Insurance—1.4%				
Jackson National Life Global, Notes	5.38	5/8/13	590,000 a	586,679
Metropolitan Life Global Funding I, Sr. Scd. Notes	5.13	4/10/13	330,000 a	325,723
Nippon Life Insurance, Notes	4.88	8/9/10	1,050,000 a	1,044,246
Prudential Financial, Sr. Unscd. Notes	5.10	12/14/11	485,000	483,811
WEA Finance, Sr. Notes	7.13	4/15/18	660,000 a	636,215
				3,076,674
Real Estate Investment Trusts—3.2%				
Arden Realty, Sr. Unscd. Notes	5.25	3/1/15	475,000	448,562
Avalonbay Communities, Sr. Unscd. Notes	6.63	9/15/11	355,000	363,155
Duke Realty, Sr. Notes	5.88	8/15/12	600,000	585,996
Federal Realty Investment Trust, Sr. Unscd. Bonds	5.65	6/1/16	345,000	313,118
Federal Realty Investment Trust, Notes	6.00	7/15/12	305,000	302,954
Healthcare Realty Trust, Sr. Unscd. Notes	5.13	4/1/14	1,165,000	1,037,993
HRPT Properties Trust, Sr. Unscd. Notes	3.38	3/16/11	462,000 c	440,978
Liberty Property, Sr. Unscd. Notes	5.50	12/15/16	310,000	269,461
Mack-Cali Realty, Sr. Unscd. Notes	5.05	4/15/10	550,000	544,834
Mack-Cali Realty, Notes	5.25	1/15/12	300,000	291,030

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
Regency Centers, Gtd. Notes	5.88	6/15/17	370,000	341,443
Simon Property Group, Sr. Unscd. Notes	5.00	3/1/12	2,275,000	2,180,285
				7,119,809
Residential Mortgage Pass-Through Ctfs.–3.7%				
ChaseFlex Trust, Ser. 2006-2, Cl. A1A	5.59	9/25/36	159,698 c	158,377
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	1,953,382	1,476,780
GSR Mortgage Loan Trust, Ser. 2004-12, Cl. 2A2	6.48	12/25/34	583,477 c	545,275
Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	2.81	5/25/36	473,473 c	425,130
New Century Alternative Mortgage Loan Trust, Ser. 2006-ALT2, Cl. AF6A	5.89	10/25/36	750,000 c	543,360
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	746,234 c	581,773
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	1,554,839 c	1,244,244
WaMu Pass-Through Certificates, Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	3,294,000 c	3,160,648
				8,135,587
Retail–1.1%				
CVS Caremark, Sr. Unscd. Notes	2.98	6/1/10	345,000 c	337,867
CVS Caremark, Sr. Unscd. Notes	5.75	8/15/11	260,000	266,818
Delhaize Group, Sr. Unsub. Notes	6.50	6/15/17	185,000	184,919
Home Depot, Sr. Unscd. Notes	5.25	12/16/13	1,010,000	965,032

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Retail (continued)				
Lowe's Companies, Sr. Unscd. Notes	5.60	9/15/12	150,000	155,368
Walgreen, Sr. Unscd. Notes	4.88	8/1/13	430,000	429,599
				2,339,603
State/Territory General Obligations−1.7%				
Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/28	815,000	720,305
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.31	6/1/34	805,000	719,742
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/23	2,322,000	2,137,029
Wisconsin, GO, Ser. G (Insured; MBIA)	5.00	5/1/15	110,000 e	119,292
				3,696,368
Telecommunications−1.5%				
AT & T, Gtd. Notes	7.30	11/15/11	770,000 c	819,309
Qwest, Sr. Unscd. Notes	7.50	10/1/14	355,000	327,488
Qwest, Sr. Unscd. Notes	8.88	3/15/12	50,000 c	50,125
Sprint Capital, Gtd. Notes	8.38	3/15/12	1,015,000	998,001
Telecom Italia Capital, Gtd. Notes	5.25	11/15/13	555,000	524,410
Telefonica Emisiones, Gtd. Notes	5.98	6/20/11	675,000	683,564
				3,402,897
Textiles & Apparel−.4%				
Mohawk Industries, Sr. Unscd. Notes	5.75	1/15/11	805,000	**779,957**

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Tobacco—.3%				
Philip Morris International, Sr. Unscd. Notes	4.88	5/16/13	775,000	**759,750**
Transportation—.6%				
Norfolk Southern, Sr. Unscd. Notes	8.63	5/15/10	1,250,000	**1,336,659**
U.S. Government Agencies—6.2%				
Federal Home Loan Mortgage Corp., Notes	4.50	7/15/13	4,940,000	5,047,899
Federal National Mortgage Association, Notes	3.25	4/9/13	8,976,000	8,698,462
				13,746,361
U.S. Government Agencies/ Mortgage-Backed—15.1%				
Federal Home Loan Mortgage Corp.:				
3.50%, 9/1/10			269,288	266,878
4.00%, 3/1/10—4/1/10			7,285,150	7,276,630
6.50%, 6/1/32			4,067	4,211
Stripped Security, Interest Only Class, Ser. 1987, Cl. PI, 7.00%, 9/15/12			68,007 [f]	5,947
Federal National Mortgage Association:				
6.50%			150,000 [g]	154,008
4.00%, 2/1/10—5/1/10			2,077,332	2,070,709
4.50%, 11/1/14			1,126,834	1,120,305
Gtd. Pass-Through Ctfs., Ser. 2003-49, Cl. JE, 3.00%, 4/25/33			569,642	516,485
Government National Mortgage Association I:				
Ser. 2003-96, Cl. B, 3.61%, 8/16/18			779,173	777,034
Ser. 2005-90, Cl. A, 3.76%, 9/16/28			1,744,465	1,725,189
Ser. 2006-67, Cl. A, 3.95%, 10/6/11			1,505,113	1,490,621
Ser. 2005-34, Cl. A, 3.96%, 9/16/21			1,322,865	1,319,618
Ser. 2005-79, Cl. A, 4.00%, 10/16/33			1,842,963	1,833,059
Ser. 2005-50, Cl. A, 4.02%, 10/16/26			949,937	945,714
Ser. 2005-29, Cl. A, 4.02%, 7/16/27			1,179,746	1,168,124
Ser. 2005-42, Cl. A, 4.05%, 7/16/20			4,021,833	4,017,124
Ser. 2006-6, Cl. A, 4.05%, 10/16/23			333,867	333,329
Ser. 2007-52, Cl. A, 4.05%, 10/16/25			800,810	797,765

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed (continued)		
Government National Mortgage Association I (continued):		
Ser. 2006-3, Cl. A, 4.21%, 1/16/28	1,713,425	1,706,763
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	1,718,109	1,710,521
Ser. 2005-52, Cl. A, 4.29%, 1/16/30	787,429	786,213
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	689,038	689,858
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	1,429,520	1,429,616
Ser. 2005-87, Cl. A, 4.45%, 3/16/25	1,007,733	1,007,374
Government National Mortgage Association II:		
7.00%, 12/20/30–4/20/31	22,840	24,323
7.50%, 11/20/29–12/20/30	24,355	26,060
		33,203,478
U.S. Government Securities–8.4%		
U.S. Treasury Notes:		
3.25%, 12/31/09	4,925,000 d	4,989,256
3.50%, 5/31/13	1,935,000 d	1,957,073
4.88%, 4/30/11	11,021,000 d	11,633,183
		18,579,512
Total Bonds and Notes		
(cost $218,280,684)		**208,493,303**

Short-Term Investments–.3%		
U.S. Treasury Bills;		
1.85%, 9/18/08		
(cost $633,434)	635,000 h	**633,621**

Other Investment–2.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $5,559,000)	5,559,000 i	**5,559,000**

Investment of Cash Collateral for Securities Loaned—4.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $10,444,139)	10,444,139 [i]	**10,444,139**
Total Investments (cost $234,917,257)	**102.3%**	**225,130,063**
Liabilities, Less Cash and Receivables	**(2.3%)**	**(5,054,555)**
Net Assets	**100.0%**	**220,075,508**

FSA—Financial Security Assurance
GO—General Obligation
MBIA—Municipal Bond Investors Assurance Insurance Corporation
PSF-GTD—Permanent School Fund Guaranteed

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2008, these securities amounted to $18,792,243 or 8.5% of net assets.*

b *The value of this security has been determined in good faith under the directions of the Board of Directors.*

c *Variable rate security—interest rate subject to periodic change.*

d *All or a portion of these securities are on loan. At July 31, 2008, the total market value of the fund's securities on loan is $10,196,231 and the total market value of the collateral held by the fund is $10,444,139.*

e *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

f *Notional face amount shown.*

g *Purchased on a forward commitment basis.*

h *All or partially held by a broker as collateral for open financial futures positions.*

i *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Corporate Bonds	37.5	State/Government General Obligations	1.8
U.S. Government & Agencies	29.7	Foreign/Governmental	.4
Asset/Mortgage-Backed	25.3		
Short-Term/Money Market Investments	7.6		**102.3**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

July 31, 2008

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 7/31/2008 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	128	27,136,000	September 2008	123,610
U.S. Treasury 5 Year Notes	196	21,821,844	September 2008	129,345
Financial Futures Short				
U.S. Treasury 10 Year Notes	118	(13,549,719)	September 2008	(68,025)
				184,930

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

July 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $10,196,231)–Note 1(c):		
Unaffiliated issuers	218,914,118	209,126,924
Affiliated issuers	16,003,139	16,003,139
Cash denominated in foreign currencies	189	197
Receivable for investment securities sold		6,871,660
Dividends and interest receivable		2,233,306
Unrealized appreciation on swap contracts–Note 4		78,804
Receivable for futures variation margin–Note 4		72,719
Receivable for shares of Common Stock subscribed		6,821
Prepaid expenses		9,699
		234,403,269
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		165,374
Cash overdraft due to Custodian		272,207
Liability for securities on loan–Note 1(c)		10,444,139
Payable for investment securities purchased		2,995,670
Payable for shares of Common Stock redeemed		353,523
Accrued expenses		96,848
		14,327,761
Net Assets ($)		**220,075,508**
Composition of Net Assets ($):		
Paid-in capital		317,578,764
Accumulated undistributed investment income–net		50,863
Accumulated net realized gain (loss) on investments		(88,030,667)
Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions and swap transactions (including $184,930 net unrealized appreciation on financial futures)		(9,523,452)
Net Assets ($)		**220,075,508**

Net Asset Value Per Share

	Class B	Class D	Class P
Net Assets ($)	4,417,453	213,979,809	1,678,246
Shares Outstanding	427,889	20,721,757	162,323
Net Asset Value Per Share ($)	**10.32**	**10.33**	**10.34**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended July 31, 2008

Investment Income ($):	
Income:	
Interest	12,496,152
Income from securities lending	151,141
Dividends;	
Affiliated Issuers	102,028
Total Income	**12,749,321**
Expenses:	
Management fee–Note 3(a)	1,228,330
Shareholder servicing costs–Note 3(c)	804,273
Professional fees	55,251
Registration fees	37,965
Custodian fees–Note 3(c)	25,997
Distribution fees–Note 3(b)	25,335
Prospectus and shareholders' reports	5,185
Directors' fees and expenses–Note 3(d)	535
Interest expense–Note 2	55
Loan commitment fees–Note 2	49
Miscellaneous	40,408
Total Expenses	**2,223,383**
Less–reduction in fees due to earnings credits–Note 1(c)	(13,147)
Net Expenses	**2,210,236**
Investment Income–Net	**10,539,085**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(2,189,234)
Net realized gain (loss) on financial futures	(1,677,170)
Net realized gain (loss) on swap transactions	30,091
Net realized gain (loss) on forward currency exchange contracts	(117,687)
Net Realized Gain (Loss)	**(3,954,000)**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions and swap transactions (including $340,389 net unrealized appreciation on financial futures)	(6,286,872)
Net Realized and Unrealized Gain (Loss) on Investments	**(10,240,872)**
Net Increase in Net Assets Resulting from Operations	**298,213**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended July 31,	
	2008	2007
Operations ($):		
Investment income–net	10,539,085	12,354,025
Net realized gain (loss) on investments	(3,954,000)	(3,721,136)
Net unrealized appreciation (depreciation) on investments	(6,286,872)	5,012,159
Net Increase (Decrease) in Net Assets Resulting from Operations	**298,213**	**13,645,048**
Dividends to Shareholders from ($):		
Investment income–net:		
Class B Shares	(192,456)	(262,943)
Class D Shares	(10,721,636)	(13,034,116)
Class P Shares	(130,016)	(161,986)
Net realized gain on investments:		
Class B Shares	(3,083)	–
Class D Shares	(145,939)	–
Class P Shares	(1,822)	–
Total Dividends	**(11,194,952)**	**(13,459,045)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class B Shares	519,129	486,992
Class D Shares	21,113,476	31,624,823
Class P Shares	80,000	42,360
Dividends reinvested:		
Class B Shares	166,604	219,310
Class D Shares	9,378,797	11,141,935
Class P Shares	63,383	81,531
Cost of shares redeemed:		
Class B Shares	(1,788,927)	(2,872,725)
Class D Shares	(67,136,832)	(97,331,627)
Class P Shares	(1,640,577)	(846,500)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(39,244,947)**	**(57,453,901)**
Total Increase (Decrease) in Net Assets	**(50,141,686)**	**(57,267,898)**
Net Assets ($):		
Beginning of Period	270,217,194	327,485,092
End of Period	**220,075,508**	**270,217,194**
Undistributed investment income–net	50,863	214,592

	Year Ended July 31,	
	2008	2007
Capital Share Transactions:		
Class B[a]		
Shares sold	48,463	44,601
Shares issued for dividends reinvested	15,652	20,240
Shares redeemed	(167,919)	(263,856)
Net Increase (Decrease) in Shares Outstanding	**(103,804)**	**(199,015)**
Class D[a]		
Shares sold	1,978,132	2,903,502
Shares issued for dividends reinvested	880,395	1,022,614
Shares redeemed	(6,292,035)	(8,940,596)
Net Increase (Decrease) in Shares Outstanding	**(3,433,508)**	**(5,014,480)**
Class P		
Shares sold	7,416	3,900
Shares issued for dividends reinvested	5,948	7,468
Shares redeemed	(156,676)	(77,358)
Net Increase (Decrease) in Shares Outstanding	**(143,312)**	**(65,990)**

[a] *During the period ended July 31, 2008, 40,832 Class B shares representing $437,273 were automatically converted to 40,830 Class D shares and during the year ended July 31, 2007, 74,413 Class B shares representing $813,043 were automatically converted to 74,413 Class D shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal years indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended July 31,				
Class B Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	10.81	10.82	11.03	11.13	11.50
Investment Operations:					
Investment income—net[a]	.38	.38	.32	.21	.19
Net realized and unrealized gain (loss) on investments	(.46)	.03	(.12)	.05	(.23)
Total from Investment Operations	(.08)	.41	.20	.26	(.04)
Distributions:					
Dividends from investment income—net	(.40)	(.42)	(.39)	(.35)	(.32)
Dividends from net realized gain on investments	(.01)	–	(.02)	(.01)	(.01)
Total Distributions	(.41)	(.42)	(.41)	(.36)	(.33)
Net asset value, end of period	10.32	10.81	10.82	11.03	11.13
Total Return (%)[b]	(.78)	3.84	1.81	2.37	(.39)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.57	1.56	1.50	1.50	1.54
Ratio of net expenses to average net assets	1.57[c]	1.56	1.50	1.50	1.54
Ratio of net investment income to average net assets	3.62	3.46	2.92	1.88	1.64
Portfolio Turnover Rate	86.45[d]	146.57	181.07[d]	494.93[d]	695.82[d]
Net Assets, end of period ($ x 1,000)	4,417	5,746	7,905	11,586	13,323

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Expense waivers and/or reimbursements amounted to less than .01%.*
[d] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended July 31, 2008, July 31, 2006, July 31, 2005 and July 31, 2004, were 86.39%, 169.73%, 463.30% and 665.12%, respectively.*
See notes to financial statements.

	Year Ended July 31,				
Class D Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	10.81	10.82	11.03	11.13	11.50
Investment Operations:					
Investment income—net[a]	.46	.45	.39	.28	.27
Net realized and unrealized gain (loss) on investments	(.45)	.03	(.12)	.05	(.23)
Total from Investment Operations	.01	.48	.27	.33	.04
Distributions:					
Dividends from investment income—net	(.48)	(.49)	(.46)	(.42)	(.40)
Dividends from net realized gain on investments	(.01)	–	(.02)	(.01)	(.01)
Total Distributions	(.49)	(.49)	(.48)	(.43)	(.41)
Net asset value, end of period	10.33	10.81	10.82	11.03	11.13
Total Return (%)	.02	4.49	2.48	2.99	.28
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.89	.90	.86	.88	.87
Ratio of net expenses to average net assets	.89[b]	.90	.86	.88	.87
Ratio of net investment income to average net assets	4.30	4.12	3.55	2.52	2.36
Portfolio Turnover Rate	86.45[c]	146.57	181.07[c]	494.93[c]	695.82[c]
Net Assets, end of period ($ x 1,000)	213,980	261,164	315,555	434,779	573,676

[a] *Based on average shares outstanding at each month end.*
[b] *Expense waivers and/or reimbursements amounted to less than .01%.*
[c] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended July 31, 2008, July 31, 2006, July 31, 2005 and July 31, 2004, were 86.39%, 169.73%, 463.30% and 665.12%, respectively.*
See notes to financial statements.

Class P Shares	Year Ended July 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	10.82	10.83	11.04	11.15	11.51
Investment Operations:					
Investment income—net[a]	.47	.45	.39	.30	.28
Net realized and unrealized gain (loss) on investments	(.46)	.03	(.12)	.02	(.22)
Total from Investment Operations	.01	.48	.27	.32	.06
Distributions:					
Dividends from investment income—net	(.48)	(.49)	(.46)	(.42)	(.41)
Dividends from net realized gain on investments	(.01)	–	(.02)	(.01)	(.01)
Total Distributions	(.49)	(.49)	(.48)	(.43)	(.42)
Net asset value, end of period	10.34	10.82	10.83	11.04	11.15
Total Return (%)	.02	4.50	2.46	3.01	.38
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.89	.90	.88	.86	.86
Ratio of net expenses to average net assets	.89[b]	.90	.88	.86	.86
Ratio of net investment income to average net assets	4.32	4.12	3.56	2.59	2.41
Portfolio Turnover Rate	86.45[c]	146.57	181.07[c]	494.93[c]	695.82[c]
Net Assets, end of period ($ x 1,000)	1,678	3,308	4,025	7,674	12,121

[a] *Based on average shares outstanding at each month end.*
[b] *Expense waivers and/or reimbursements amounted to less than .01%.*
[c] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended July 31, 2008, July 31, 2006, July 31, 2005 and July 31, 2004, were 86.39%, 169.73%, 463.30% and 665.12%, respectively.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Short Term Income Fund (the "fund") is a separate non-diversified series of Dreyfus Investment Grade Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is to seek to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 700 million shares of $.001 par value Common Stock. The fund currently offers three classes of shares: Class B (100 million shares authorized), Class D (500 million shares authorized) and Class P (100 million shares authorized). Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class D shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class D and Class P shares are sold at net asset value per share only to institutional investors. Class D shares purchased at net asset value (an investment of $250,000 or more) will have a CDSC imposed on redemptions made within eighteen months of purchase. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights.

Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swap transactions and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type, indications as to values from dealers, and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Directors. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuers and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with The Bank of New York Mellon, a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and

Agency securities or letters of credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended July 31, 2008, The Bank of New York Mellon earned $64,775 from lending fund portfolio securities, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended July 31, 2008.

As of and during the period ended July 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended July 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At July 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $50,863, accumulated capital losses $83,206,664 and unrealized depreciation $10,604,149. In addition, the fund had $3,743,306 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to July 31, 2008. If not applied, $4,403,293 of the carryover expires in fiscal 2010, $21,420,716 expires in fiscal 2011, $7,815,155 expires in fiscal 2012, $29,412,542 expires in fiscal 2013, $8,634,655 expires in fiscal 2014, $7,342,005 expires in fiscal 2015 and $4,178,298 expires in fiscal 2016.

The tax character of distributions paid to shareholders during the fiscal periods ended July 31, 2008 and July 31, 2007 were as follows: ordinary income $11,194,952 and $13,459,045, respectively.

During the period ended July 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization of premiums, paydown gains and losses on mortgage backed securities, foreign currency transactions and an expiration of a capital loss carryover, the fund increased accumulated undistributed investment income-net by $341,294, increased accumulated net realized gain (loss) on investments by $5,546,572 and decreased paid-in capital by $5,887,866. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

Prior to May 1, 2008, the fund had the ability to borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit. Effective May 1, 2008, the fund participates with other Dreyfus managed funds in a $300 million unsecured line of credit primarily to be utilized for temporary or emergency purposes including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. Prior to May 1, 2008, the fund participated with other Dreyfus-managed funds in a $100 million unsecured line of credit.

The average daily amount of borrowings outstanding under the lines of credit during the period ended July 31, 2008 was approximately $1,000, with a related weighted average annualized interest rate of 5.63%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

During the period ended July 31, 2008, the Distributor retained $16,226 from CDSCs on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares. During the period ended July 31, 2008, Class B shares were charged $25,335, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class B, Class D and Class P shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class B and Class P shares and .20% of the value of the average daily net assets of Class D shares, for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B, Class D and Class P shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended July 31, 2008, Class B, Class D and Class P shares were charged, $12,668, $475,437 and $7,201, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended July 31, 2008, the fund was charged $166,148 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended July 31, 2008, the fund was charged $13,147 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended July 31, 2008, the fund was charged $25,997 pursuant to the custody agreement.

During the period ended July 31, 2008, the fund was charged $5,604 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $94,202, Rule 12b-1 distribution plan fees $1,886, shareholder services plan fees $37,940, custodian fees $10,556, chief compliance officer fees $3,290 and transfer agency per account fees $17,500.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, forward currency exchange contracts and swap transactions during the period ended July 31, 2008, amounted to $212,491,355 and $276,546,760, respectively, of which $154,453 in purchases and $155,021 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains and losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at July 31, 2008, are set forth in the Statement of Financial Futures.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At July 31, 2008, there were no open forward currency exchange contracts.

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Upfront payments made and/or received by the fund, are recorded as an asset and/or liability on the Statement of Assets and Liabilities and are recorded as a realized gain or loss ratably over the contract's term/event with the exception of forward starting interest rate swaps which are recorded as realized gains or losses on termination date. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

The fund may enter into interest rate swaps, which involve the exchange of commitments to pay and receive interest based on a notional principal amount. The following summarizes open interest rate swaps entered into by the fund at July 31, 2008.

Notional Amount ($)	Fund Pays	Counterparty	Fund Receives Fixed Rate (%)	Expiration Date	Unrealized Appreciation ($)
8,960,000	NZD - 3 Month LIBOR	J.P. Morgan Chase	7.52	5/16/2011	37,426
10,000,000	NZD - 3 Month LIBOR	Goldman, Sachs & Co.	7.51	5/14/2011	41,378
					78,804

NZD—New Zealand Dollar
LIBOR—London Inter-Bank Offer Rate

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At July 31, 2008, the cost of investments for federal income tax purposes was $235,849,548; accordingly, accumulated net unrealized depreciation on investments was $10,719,485, consisting of $720,454 gross unrealized appreciation and $11,439,939 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Short Term Income Fund

We have audited the accompanying statement of assets and liabilities, including the statements of investments and financial futures, of Dreyfus Premier Short Term Income Fund (one of the series comprising Dreyfus Investment Grade Funds, Inc.), as of July 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of July 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Short Term Income Fund at July 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
September 26, 2008

IMPORTANT TAX INFORMATION (Unaudited)

The fund hereby designates 98.29% of ordinary income dividends paid during the fiscal year ended July 31, 2008 as qualifying "interest related dividends". Also, the fund hereby designates $.0065 per share as a short-term capital gain distribution paid on December 21, 2007.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on July 16 and 17, 2008, the Board considered the re-approval for an annual period (through July 29, 2009) of the Management Agreement with Dreyfus for the fund, pursuant to which Dreyfus provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and that Dreyfus also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the performance of the fund's Class D shares and comparisons to a group of retail no-load short investment-grade debt funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional short

investment-grade debt funds (the "Performance Universe"), selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended May 31, 2008. The Board members noted that the fund's total return performance was below the Performance Group and Performance Universe medians for all periods. The fund's yield performance was above the Performance Group and Performance Universe medians for all periods. Representatives of Dreyfus discussed certain factors that affected the fund's relative performance, including the investment environment (as impacted by the housing and credit crises, etc.) that has prevailed over the last year or so. The Dreyfus representatives also noted that, although there had been no defaults in the fund's portfolio securities, performance had been adversely affected by mark-to-market valuations. Dreyfus also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each of the calendar years for the prior ten years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the contractual management fee was at the Expense Group median, that the actual management fee and expense ratio were above the Expense Group and Expense Universe medians.

Representatives of Dreyfus stated that there were no other mutual funds managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies, and reviewed with the Board other accounts managed by Dreyfus or its affiliates, with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). Dreyfus representatives explained the nature of the Similar Accounts and the differences, from Dreyfus' perspective, in providing services to such

Similar Accounts as compared to managing and providing services to the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee.

Analysis of Profitability and Economies of Scale. Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the Management Agreement, with respect to the fund. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board noted the fund's total return performance and the impact that the recent investment environment has had on fund performance, and was satisfied with the fund's yield performance, and expressed confidence in the fund's portfolio management team, which continued to apply a consistent investment strategy, and management's commitment to providing resources necessary to support portfolio management and its efforts to improve performance going forward.
- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Management Agreement, with respect to the fund, was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Whitney I. Gerard (73)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 26

————————

George L. Perry (74)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 26

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Lucy Wilson Benson, Emeritus Board Member
Arthur A. Hartman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 160 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 160 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 177 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 173 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Premier
Short Term Income Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class B: DSHBX   Class D: DSTIX   Class P: DSHPX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
    144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0083AR0708

Dreyfus Premier Yield Advantage Fund

ANNUAL REPORT July 31, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We present this annual report for Dreyfus Premier Yield Advantage Fund, covering the 12-month period from August 1, 2007, through July 31, 2008.

The fixed-income markets continued to be constrained by uncertainty. Rally attempts in the spring were offset by market weakness in June and July as inflationary pressures, rising unemployment and lingering credit concerns prevailed. Wavering investor sentiment continued to bolster the "flight-to-quality" to U.S. Treasuries and inflation-indexed TIPS, but hard-hit areas such as high-yield and high-quality mortgage-backed securities have shown promising valuations as compared to the beginning of the reporting period and the year. However, there's still great caution within such areas of the bond markets, so sound research and diligence has been key.

Despite the well-publicized "rescue" of Bear Stearns and the concerns still surrounding two government-sponsored mortgage enterprises — Fannie Mae and Freddie Mac — we have seen signs of more orderly deleveraging among financial institutions. In addition, the recent retreat in the price of oil and the Fed's indication that it intends on maintaining the overnight rate in order to help balance inflationary pressures and economic stability should support the bond markets. We further believe that some areas of the U.S. bond market may have been punished too severely in the downturn and present long-term investment opportunities for certain investors. As always, your financial advisor can help you determine the appropriate fixed-income investments in this current market environment that meet your individual objectives and investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
August 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of August 1, 2007, through July 31, 2008, as provided by Laurie Carroll, Portfolio Manager

Fund and Market Performance Overview

For the 12-month period ended July 31, 2008, Dreyfus Premier Yield Advantage Fund achieved total returns of –9.15% for Class B shares and –9.01% for Class D shares.[1] In comparison, the Citigroup 1-Year Treasury Benchmark Index, the fund's benchmark, achieved a total return of 5.24% for the same period.[2]

The investment environment proved to be historically challenging as a global credit crisis and massive losses incurred by large financial institutions produced sharp price declines among the short-term mortgage- and asset-backed securities in which the fund was invested. In contrast, the U.S. Treasury securities that comprise a significant percentage of the fund's benchmark index fared well amid a "flight to quality" among investors.

The Fund's Investment Approach

The fund seeks as high a level of current income as is consistent with the preservation of capital, with minimal changes in share price. To pursue its goal, the fund invests only in investment-grade fixed-income securities of U.S. and foreign issuers or the unrated equivalent (at the time of investment)[3] as determined by Dreyfus. This may include: U.S. government bonds and notes, corporate bonds, municipal bonds, convertible securities, preferred stocks, inflation-indexed securities, asset-backed securities, mortgage-related securities (including CMOs) and foreign bonds.

To help reduce share price fluctuations, the fund seeks to keep the average effective duration of its overall portfolio at one year or less, and the fund may invest in securities with effective final maturities of any length.

The fund may also utilize risk management techniques, including futures contracts, swap agreements and other derivatives, in seeking to reduce share price volatility, increase income and otherwise manage the fund's exposure to investment risks. The fund will focus primarily on U.S. securities, but may invest up to 10% of its total assets in fixed-income securities of foreign issuers.

Credit and Economic Concerns Fueled Volatility

A credit crisis that began in the sub-prime mortgage market and caused a ripple effect throughout the bond markets dampened investor sentiment throughout the reporting period, causing yields in most segments of the bond market to rise and prices to fall. Mortgage- and asset-backed securities ranked among the harder-hit market segments, including those awarded high credit ratings by independent bond rating agencies. The independent rating agencies have undervalued the real risk in the sub-prime market, which contributed to the widespread losses and write-downs on securities backed by sub-prime loans and sub-prime related debt. In addition, because financial institutions issue a large percentage of the market's shorter-term securities, massive losses among banks and brokerage firms weighed heavily on the fund's investments. Finally, slumping housing markets, a weaker job market and soaring food and energy prices led to lower prices for corporate bonds and other securities that tend to be sensitive to economic downturns. In contrast, U.S. Treasury securities gained value as risk-averse investors flocked to the relative credit safety provided by government-backed investments.

The Federal Reserve Board (the "Fed") responded aggressively to these developments by injecting liquidity into the U.S. banking system and reducing short-term interest rates from 5.25% at the start of the reporting period to 2.00% at the end. In mid-March, the Fed participated in a plan to prevent the insolvency of a major investment bank from damaging other financial institutions. As a result of these aggressive moves, fixed-income markets began to see signs of improvement in the spring of 2008. Market liquidity appeared to perk up, and spread sectors generally rallied. However, in June and July, renewed declines stemming from heightened inflation concerns, another wave of sub-prime related write-downs by global investment banks and larger-than-expected losses at two major U.S. government-sponsored mortgage agencies had offset a substantial portion of the rebound by the reporting period's end.

Reduced Exposure to "Structured Products"

As the credit crunch unfolded, we attempted to reduce the fund's positions in some of the harder-hit market sectors, including asset-backed securities, mortgage-backed securities and other "structured products." These positions, when purchased, offered higher yields than comparable-maturity U.S. Treasury securities but, over the course of the reporting period, significantly contributed to the heavy loss in the fund's net asset value. While challenging liquidity conditions and heightened market volatility made the process a slow one, we cut the fund's structured holdings by approximately one-third of the fund's total assets by the end of the reporting period. We typically redeployed those assets to traditional, high quality money market instruments.

However, during the reporting period's second half, we began to take advantage of opportunities in short-term, investment-grade corporate credits that, in our analysis, had been punished too severely during the downturn. We allocated relatively few assets to U.S. Treasury securities or U.S. government agency securities due to their low yields. Nonetheless, even a modest allocation to U.S. government agency securities detracted from performance late in the reporting period, when two major government-sponsored mortgage agencies posted greater-than-expected losses.

Maintaining a Cautious Posture

As of the reporting period's end, we have maintained the fund's over-weighted exposure to market sectors that we believe were punished too severely during the downturn, while maintaining a higher-than-usual allocation to cash equivalents, such as highly liquid money market instruments. In our view, these are prudent strategies until the credit crisis eventually abates.

August 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the applicable contingent deferred sales charge imposed on redemptions in the case of Class B shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through November 30, 2009, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: BLOOMBERG L.P. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Citigroup 1-Year Treasury Benchmark Index is an unmanaged index generally representative of the average yield on 1-year U.S. Treasury bills. The index does not take into account charges, fees and other expenses. Total return is calculated on a month-end basis.*

[3] *The fund may continue to own investment-grade bonds (at the time of purchase), which are subsequently downgraded to below investment grade.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Yield Advantage Fund Class B shares and Class D shares and the Citigroup 1-Year Treasury Benchmark Index

† *Source: Bloomberg L.P.*
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class B and Class D shares of Dreyfus Premier Yield Advantage Fund on 11/15/01 (inception date for Class D shares) to a $10,000 investment made in the Citigroup 1-Year Treasury Benchmark Index (the "Index") on that date. For comparative purposes, the value of the Index on 10/31/01 is used as the beginning value on 11/15/01. All dividends and capital gain distributions are reinvested. Performance for Class B shares represent the performance of the fund's Class D shares from the inception date to November 1, 2002 (the inception date for Class B shares), and is adjusted to reflect the applicable sales load of that class. Performance for Class B shares does not include differences in distributions/servicing fees prior to November 1, 2002, which would have lowered the performance for Class B shares.
The fund invests primarily in investment-grade fixed-income securities of U.S. and foreign issuers and seeks to maintain an average effective duration of one year or less. The Index is an unmanaged index generally representative of the average yield on 1-year U.S. Treasury bills. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 7/31/08*

	Inception Date	1 Year	5 Years	From Inception
Class B shares				
with applicable redemption charge †	**11/15/01**	**(12.67)%**	**(1.00)%**	**0.03%**
without redemption	**11/15/01**	**(9.15)%**	**(0.65)%**	**0.03%**
Class D shares	**11/15/01**	**(9.01)%**	**(0.02)%**	**0.60%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class D shares at the end of the sixth year following the date of purchase. The performance figures for Class B shares shown in the table include the performance of Class D shares from November 15, 2001, to November 1, 2002, and are adjusted to reflect the applicable sales load of that class but do not include differences in distribution/servicing fees during that period.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class D shares.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Yield Advantage Fund from February 1, 2008 to July 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended July 31, 2008

	Class B	Class D
Expenses paid per $1,000†	$ 7.46	$ 3.85
Ending value (after expenses)	$934.60	$937.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended July 31, 2008

	Class B	Class D
Expenses paid per $1,000†	$ 7.77	$ 4.02
Ending value (after expenses)	$1,017.16	$1,020.89

† *Expenses are equal to the fund's annualized expense ratio of 1.55% for Class B and .80% for Class D, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

Bonds and Notes–76.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense–.6%				
Northrop Grumman, Gtd. Notes	7.13	2/15/11	180,000	**190,035**
Asset-Backed Ctfs./ Auto Receivables–6.9%				
BMW Vehicle Lease Trust, Ser. 2007-1, Cl. A2A	4.64	11/16/09	490,144	493,599
Harley Davidson Motorcycle Trust, Ser. 2007-2, Cl. A2	5.26	12/15/10	171,958	172,783
Harley-Davidson Motorcycle Trust, Ser. 2004-3, Cl. A2	3.20	5/15/12	231,069	230,999
Hyundai Auto Receivables Trust, Ser. 2008-A, Cl. A2	4.16	5/16/11	350,000	352,305
Nissan Auto Receivables Owner Trust, Ser. 2007-B, Cl. A2	5.13	3/15/10	337,950	340,715
WFS Financial Owner Trust, Ser. 2005-2, Cl. A4	4.39	11/19/12	719,271	721,879
				2,312,280
Asset-Backed Ctfs./Credit Cards–3.8%				
American Express Credit Account Master Trust, Ser. 2005-6, Cl. A	2.46	3/15/11	500,000 [a]	499,971
Gracechurch Card Funding, Ser. 9, Cl. C	2.77	9/15/10	750,000 [a,b]	745,245
				1,245,216
Asset-Backed Ctfs./ Home Equity Loans–13.1%				
Bayview Financial Acquisition Trust, Ser. 2006-A, Cl. 1A1	5.61	2/28/41	768,293 [a]	761,204
Bayview Financial Acquisition Trust, Ser. 2007-A, Cl. 1A1	6.13	5/28/37	684,329 [a,b]	650,113
Centex Home Equity, Ser. 2005-D, Cl. M4	3.07	10/25/35	1,000,000 [a]	483,716
Centex Home Equity, Ser. 2003-B, Cl. AF4	3.74	2/25/32	262,803 [a]	227,139
Countrywide Asset-Backed Certificates, Ser. 2004-15, Cl. AF3	4.03	1/25/31	2,679 [a]	2,673
Credit-Based Asset Servicing and Securitization, Ser. 2007-CB1, Cl. AF1B	6.00	1/25/37	463,571 [a]	455,071
Home Equity Asset Trust, Ser. 2005-9, Cl. M7	3.66	4/25/36	450,000 [a]	42,936

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./				
Home Equity Loans (continued)				
Household Home Equity Loan Trust, Ser. 2007-2, Cl. A1F	5.93	7/20/36	266,066 a	265,229
Nomura Home Equity Loan, Ser. 2006-WF1, Cl. M7	3.36	3/25/36	500,000 a	49,189
Option One Mortgage Loan Trust, Ser. 2005-4, Cl. M5	3.09	11/25/35	500,000 a	99,294
Renaissance Home Equity Loan Trust, Ser. 2006-4, Cl. AF1	5.55	1/25/37	242,949 a	241,878
Renaissance Home Equity Loan Trust, Ser. 2006-3, Cl. AF2	5.58	11/25/36	477,295 a	475,332
Renaissance Home Equity Loan Trust, Ser. 2007-2, Cl. AF1	5.89	6/25/37	474,639 a	469,565
Saxon Asset Securities Trust, Ser. 2006-3, Cl. A3	2.63	10/25/46	250,000 a	161,801
				4,385,140
Asset-Backed Ctfs./				
Manufactured Housing—1.1%				
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	344,504	**349,024**
Chemicals—1.6%				
DuPont EI DeNemours, Sr. Unscd. Notes	6.88	10/15/09	500,000	**518,326**
Diversified Financial Services—16.1%				
American Honda Finance, Notes	3.01	9/18/08	500,000 a,c	499,992
Berkshire Hathaway, Gtd. Notes	4.13	1/15/10	700,000	706,339
Capmark Financial Group, Gtd. Notes	3.37	5/10/10	220,000 a	156,318
Caterpillar Financial Service, Sr. Unscd. Notes	4.30	6/1/10	200,000	201,727
Citigroup Funding, Gtd. Notes	3.04	10/22/09	550,000 a	539,668
Deutsche Bank AG London, Sr. Unscd. Notes	5.00	10/12/10	200,000	202,592
Goldman Sachs Group, Sr. Unscd. Notes, Ser. B	3.13	7/23/09	500,000 a	496,429

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
HSBC Finance, Sr. Unscd. Notes	4.63	9/15/10	250,000	248,353
ICICI Bank, Bonds	3.33	1/12/10	300,000 a,c	290,532
Rabobank, Notes	3.12	5/19/10	400,000 a,c	399,570
Toyota Motor Credit, Sr. Unscd. Notes	2.83	6/16/10	350,000 a	349,623
US Bancorp, Sr. Unscd. Notes	3.17	5/6/10	400,000 a	400,543
US Bancorp, Sr. Unscd. Notes	3.18	2/4/10	500,000 a	496,953
Wells Fargo, Sr. Unscd. Notes	3.22	1/29/10	400,000 a	399,534
				5,388,173
Electric Utilities—3.6%				
Florida Power, First Mortgage Bonds	4.50	6/1/10	400,000	404,408
Pacific Gas & Electric, Sr. Unscd. Bonds	3.60	3/1/09	400,000	399,958
Public Service Electricity & Gas, First Mortgage Notes	3.66	3/12/10	400,000 a	396,384
				1,200,750
Food & Beverages—1.7%				
Kellogg, Sr. Unscd. Notes, Ser. B	6.60	4/1/11	175,000	184,111
Kroger, Gtd. Notes	8.05	2/1/10	170,000	177,604
Unilever Capital, Gtd. Notes	7.13	11/1/10	175,000	187,498
				549,213
Health Care—2.3%				
Abbott Laboratories, Sr. Unscd. Notes	5.60	5/15/11	350,000	365,957
Amgen, Sr. Unscd. Notes	4.00	11/18/09	400,000	400,070
				766,027

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media−.6%				
Comcast Cable Communications, Gtd. Notes	6.75	1/30/11	180,000	**186,308**
Real Estate Investment Trusts−.5%				
Simon Property Group, Sr. Unscd. Notes	3.75	1/30/09	155,000	**153,513**
Residential Mortgage Pass-Through Ctfs.−14.1%				
Adjustable Rate Mortgage Trust, Ser. 2006-2, Cl. 6A1	2.63	5/25/36	329,321 a	177,627
Adjustable Rate Mortgage Trust, Ser. 2005-3, Cl. 8A2	2.70	7/25/35	348,878 a	224,819
Adjustable Rate Mortgage Trust, Ser. 2005-7, Cl. 7A21	2.71	10/25/35	246,086 a	121,339
Adjustable Rate Mortgage Trust, Ser. 2005-9, Cl. 5A1	2.73	11/25/35	489,705 a	304,931
Adjustable Rate Mortgage Trust, Ser. 2006-1, Cl. 6A2	2.75	3/25/36	460,579 a	166,476
American General Mortgage Loan Trust, Ser. 2006-1, Cl. A1	5.75	12/25/35	116,563 a,c	116,274
Bear Stearns Alt-A Trust, Ser. 2005-1, Cl. A1	2.74	1/25/35	325,958 a	179,068
Countrywide Alternative Loan Trust, Ser. 2006-6CB, Cl. 1A2	2.86	5/25/36	639,883 a	414,684
Countrywide Alternative Loan Trust, Ser. 2005-65CB, Cl. 1A5	3.21	1/25/36	686,045 a	476,629
Countrywide Alternative Loan Trust, Ser. 2004-7T1, Cl. A1	5.75	6/25/34	420,093	420,537
Countrywide Home Loan Mortgage Pass-Through Trust, Ser. 2004-16, Cl. 1A1	2.86	9/25/34	465,316 a	384,515
Countrywide Home Loan Mortgage Pass-Through Trust, Ser. 2004-21, Cl. A8	8.00	11/25/34	262,160	264,648
GSR Mortgage Loan Trust, Ser. 2004-15F, Cl. 2A2	5.00	12/25/34	574,861	549,652
Impac CMB Trust, Ser. 2005-4, Ser. 1M3	2.94	5/25/35	221,790 a	80,943
Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	2.81	5/25/36	651,568 a	585,042

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)				
Opteum Mortgage Acceptance, Ser. 2005-5, Cl. 2A1A	5.47	12/25/35	245,377 [a]	245,363
				4,712,547
Technology–1.7%				
Hewlett-Packard, Sr. Unscd. Notes	2.84	6/15/10	350,000 [a]	348,412
Oracle, Sr. Unscd. Notes	5.00	1/15/11	195,000	199,322
				547,734
Telecommunications–1.1%				
SBC Communications, Sr. Unscd. Notes	4.13	9/15/09	350,000	**351,158**
U.S. Government Agencies–3.2%				
Federal National Mortgage Association, Sr. Unscd. Notes	3.38	5/19/11	1,055,000	**1,051,914**
U.S. Government Agencies/ Mortgage-Backed–2.8%				
Federal National Mortgage Association Ser. 2002-83, Cl. DH, 5.00%, 9/25/17			484,368	488,441
Government National Mortgage Association I Ser. 2004-9, Cl. A, 3.36%, 8/16/22			445,880	442,777
				931,218
U.S. Government Securities–2.1%				
U.S. Treasury Notes 4.50%, 2/28/11			670,000	**699,574**
Total Bonds and Notes (cost $29,349,860)				**25,538,150**

Short-Term Investments–10.2%				
Commercial Paper–9.9%				
Barclays 2.65%, 8/19/08			800,000	798,939
Ciesco 2.82%, 9/22/08			500,000	497,963
Gemini Securitization 2.85%, 9/22/08			500,000	497,942

Short-Term Investments (continued)	Principal Amount ($)	Value ($)
Commercial Paper (continued)		
Lexington Parker Capital		
2.95%, 9/12/08	500,000	498,279
Variable Funding		
2.77%, 9/23/08	500,000	497,961
Windmill Funding		
2.75%, 9/12/08	500,000	498,396
		3,289,480
U.S. Treasury Bills−.3%		
1.52%, 10/23/08	100,000	**99,632**
Total Short-Term Investments		
(cost $3,389,131)		**3,389,112**

Other Investment−11.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $3,912,000)	3,912,000 d	**3,912,000**
Total Investments (cost $36,650,991)	**98.9%**	**32,839,262**
Cash and Receivables (Net)	**1.1%**	**351,120**
Net Assets	**100.0%**	**33,190,382**

a   *Variable rate security—interest rate subject to periodic change.*
b   *The value of this security has been determined in good faith under the direction of the Board of Directors.*
c   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2008, these securities amounted to $1,306,368 or 3.9% of net assets.*
d   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Asset/Mortgage-Backed	39.0	U.S. Government & Agencies	8.1
Corporate Bonds	29.8		
Short-Term/Money Market Investments	22.0		**98.9**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

July 31, 2008

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 7/31/2008 ($)
Financial Futures Long				
90 Day Euro Dollar	24	5,831,400	September 2008	5,933
U.S. Treasury 2 Year Notes	8	1,696,000	September 2008	8,229
				14,162

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

July 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	32,738,991	28,927,262
Affiliated issuers	3,912,000	3,912,000
Receivable for shares of Common Stock subscribed		250,403
Dividends and interest receivable		150,104
Due from broker†		100,000
Receivable for futures variation margin–Note 4		3,625
Prepaid expenses		9,925
		33,353,319
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		18,288
Cash overdraft due to Custodian		81,827
Payable for shares of Common Stock redeemed		15,744
Accrued expenses		47,078
		162,937
Net Assets ($)		**33,190,382**
Composition of Net Assets ($):		
Paid-in capital		53,998,433
Accumulated undistributed investment income–net		42,583
Accumulated net realized gain (loss) on investments		(17,053,067)
Accumulated net unrealized appreciation (depreciation) on investments (including $14,162 net unrealized appreciation on financial futures)		(3,797,567)
Net Assets ($)		**33,190,382**

Net Asset Value Per Share

	Class B	Class D
Net Assets ($)	516,780	32,673,602
Shares Outstanding	310,265	19,668,714
Net Asset Value Per Share ($)	**1.67**	**1.66**

† *Represents cash held by a broker as collateral for open financial futures positions.*
See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended July 31, 2008

Investment Income ($):	
Income:	
Interest	1,744,675
Dividends;	
Affiliated issuers	388,618
Income from securities lending	1,575
Total Income	**2,134,868**
Expenses:	
Management fee–Note 3(a)	218,014
Shareholder servicing costs–Note 3(c)	155,224
Auditing fees	31,647
Registration fees	31,102
Prospectus and shareholders' reports	16,574
Distribution fees–Note 3(b)	7,611
Custodian fees–Note 3(c)	6,334
Directors' fees and expenses–Note 3(d)	1,416
Legal fees	1,297
Miscellaneous	25,355
Total Expenses	**494,574**
Less–reduction in management fee due to undertaking–Note 3(a)	(136,177)
Less–reduction in fees due to earnings credits–Note 1(b)	(4,113)
Net Expenses	**354,284**
Investment Income–Net	**1,780,584**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(3,420,780)
Net realized gain (loss) on financial futures	466,343
Net Realized Gain (Loss)	**(2,954,437)**
Net unrealized appreciation (depreciation) on investments (including $15,754 net unrealized appreciation on financial futures)	(2,811,192)
Net Realized and Unrealized Gain (Loss) on Investments	**(5,765,629)**
Net (Decrease) in Net Assets Resulting from Operations	**(3,985,045)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended July 31, | |
	2008	2007
Operations ($):		
Investment income—net	1,780,584	3,193,322
Net realized gain (loss) on investments	(2,954,437)	(539,060)
Net unrealized appreciation (depreciation) on investments	(2,811,192)	(362,303)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(3,985,045)**	**2,291,959**
Dividends to Shareholders from ($):		
Investment income—net:		
Class B Shares	(35,268)	(92,373)
Class D Shares	(1,768,692)	(3,211,456)
Total Dividends	**(1,803,960)**	**(3,303,829)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class B Shares	122,492	87,607
Class D Shares	2,605,639	7,922,936
Dividends reinvested:		
Class B Shares	30,728	84,913
Class D Shares	1,616,099	2,920,713
Cost of shares redeemed:		
Class B Shares	(1,125,381)	(1,514,555)
Class D Shares	(21,490,860)	(40,590,402)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(18,241,283)**	**(31,088,788)**
Total Increase (Decrease) in Net Assets	**(24,030,288)**	**(32,100,658)**
Net Assets ($):		
Beginning of Period	57,220,670	89,321,328
End of Period	**33,190,382**	**57,220,670**
Undistributed investment income—net	42,583	10,283

	Year Ended July 31,	
	2008	2007
Capital Share Transactions:		
Class B[a]		
Shares sold	67,741	45,541
Shares issued for dividends reinvested	17,035	43,961
Shares redeemed	(631,618)	(783,909)
Net Increase (Decrease) in Shares Outstanding	**(546,842)**	**(694,407)**
Class D[a]		
Shares sold	1,466,395	4,118,743
Shares issued for dividends reinvested	903,689	1,516,195
Shares redeemed	(11,997,915)	(21,057,779)
Net Increase (Decrease) in Shares Outstanding	**(9,627,831)**	**(15,422,841)**

[a] *During the period ended July 31, 2008, 305,899 Class B shares representing $554,176 were automatically converted to 306,615 Class D shares and during the period ended July 31, 2007, 192,127 Class B shares representing $370,144 were automatically converted to 192,215 Class D shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended July 31,				
Class B Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	1.90	1.94	1.95	1.96	1.98
Investment Operations:					
Investment income—net[a]	.06	.07	.06	.03	.02
Net realized and unrealized gain (loss) on investments	(.23)	(.03)	.00[b]	.00[b]	(.02)
Total from Investment Operations	(.17)	.04	.06	.03	–
Distributions:					
Dividends from investment income—net	(.06)	(.08)	(.07)	(.04)	(.02)
Net asset value, end of period	1.67	1.90	1.94	1.95	1.96
Total Return (%)[c]	(9.15)	1.93	2.89	1.37	.23
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.89	1.74	1.73	1.66	1.64
Ratio of net expenses to average net assets	1.55	1.55	1.55	1.54	1.55
Ratio of net investment income to average net assets	3.42	3.84	2.93	1.42	.77
Portfolio Turnover Rate	79.63	14.71	48.35	211.75	309.23
Net Assets, end of period ($ x 1,000)	517	1,630	3,002	4,225	6,343

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
See notes to financial statements.

Class D Shares	Year Ended July 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	1.90	1.93	1.94	1.95	1.98
Investment Operations:					
Investment income—net [a]	.07	.09	.07	.04	.03
Net realized and unrealized gain (loss) on investments	(.24)	(.03)	.00[b]	.00[b]	(.02)
Total from Investment Operations	(.17)	.06	.07	.04	.01
Distributions:					
Dividends from investment income—net	(.07)	(.09)	(.08)	(.05)	(.04)
Net asset value, end of period	1.66	1.90	1.93	1.94	1.95
Total Return (%)	(9.01)	3.23	3.66	2.13	.48
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.12	.97	.97	.90	.88
Ratio of net expenses to average net assets	.80	.80	.80	.80	.80
Ratio of net investment income to average net assets	4.10	4.58	3.70	2.19	1.60
Portfolio Turnover Rate	79.63	14.71	48.35	211.75	309.23
Net Assets, end of period ($ x 1,000)	32,674	55,591	86,319	121,006	177,228

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Yield Advantage Fund (the "fund") is a separate non-diversified series of Dreyfus Investment Grade Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital with minimal changes in share price. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue 550 million shares of $.001 par value Common Stock. The fund currently offers two classes of shares: Class B (50 million shares authorized) and Class D (500 million shares authorized). Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class D shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class D shares are sold at net asset value per share only to institutional investors. Class D shares purchased at net asset value (an investment of $250,000 or more) will have a CDSC imposed on redemptions made within eighteen months of purchase. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs, and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures and options are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with The Bank of New York Mellon, a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or letters of credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended July 31, 2008, The Bank of New York Mellon earned $675 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended July 31, 2008.

As of and during the period ended July 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended July 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At July 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $42,583, accumulated capital losses $14,580,296 and unrealized depreciation $3,811,729. In addition, the fund had $2,458,609 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to July 31, 2008. If not applied, $3,308,447 of the carryover expires in fiscal 2011,

$1,633,108 expires in fiscal 2012, $7,636,137 expires in fiscal 2013, $175,781 expires in fiscal 2014, $730,560 expires in fiscal 2015 and $1,096,263 expires in fiscal 2016.

The tax character of distributions paid to shareholders during the fiscal periods ended July 31, 2008 and July 31, 2007 were as follows: ordinary income $1,803,960 and $3,303,829, respectively.

During the period ended July 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for paydown gains and losses on mortgage backed securities and adjustment for treasury inflation protected securities, the fund increased accumulated undistributed investment income-net by $55,676, decreased accumulated net realized gain (loss) on investments by $23,537 and decreased paid-in capital by $32,139. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

Effective May 1, 2008, the fund participates with other Dreyfus-managed funds in a $300 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. Prior to May 1, 2008, the fund participated with other Dreyfus-managed funds in a $100 million unsecured line of credit. During the period ended July 31, 2008, the fund did not borrow under the lines of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from August 1, 2007 through July 31, 2008, that, if the aggregate expenses of the fund, exclusive of taxes, brokerage fees, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of .55% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager would bear, such excess expense. The Manager has currently undertaken from August 1, 2008 through November 30, 2009 to waive receipt of its management fee payable by the fund. The reduction in management fee, pursuant to the undertaking, amounted to $136,177 during the period ended July 31, 2008.

During the period ended July 31, 2008, the Distributor retained $6,638 from CDSCs on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B shares pay the Distributor for distributing its shares at an annual rate of .75% of the value of the average daily net assets of Class B shares. During the period ended July 31, 2008, Class B shares were charged $7,611 pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class B and Class D shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B and Class D shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended July 31, 2008, Class B and Class D shares were charged $2,537 and $106,470, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended July 31, 2008, the fund was charged $37,372 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended July 31, 2008, the fund was charged $1,963 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended July 31, 2008, the fund was charged $6,334 pursuant to the custody agreement.

During the period ended July 31, 2008, the fund was charged $5,604 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $14,069, Rule 12b-1 distribution plan fees $327, shareholder services plan fees $7,141, custodian fees $1,406, chief compliance officer fees $3,290 and transfer agency per account fees $4,471, which are offset against an expense reimbursement currently in effect in the amount of $12,416.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities and financial futures, during the period ended July 31, 2008, amounted to $26,257,032 and $44,446,142, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains and losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at July 31, 2008, are set forth in the Statement of Financial Futures.

At July 31, 2008, the cost of investments for federal income tax purposes was $36,650,991; accordingly, accumulated net unrealized depreciation on investments was $3,811,729, consisting of $51,644 gross unrealized appreciation and $3,863,373 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Yield Advantage Fund

We have audited the accompanying statement of assets and liabilities, including the statements of investments and financial futures, of Dreyfus Premier Yield Advantage Fund (one of the series comprising Dreyfus Investment Grade Funds, Inc.), as of July 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of July 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Yield Advantage Fund at July 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
September 26, 2008

The fund hereby designates 99.44% of ordinary income dividends paid during the fiscal year ended July 31, 2008 as qualifying "interest related dividends."

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on July 16 and 17, 2008, the Board considered the re-approval for an annual period (through July 29, 2009) of the Management Agreement with Dreyfus for the fund, pursuant to which Dreyfus provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and that Dreyfus also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the performance of the fund's Class D shares and comparisons to a group of retail front-end load and no-load ultra-short obligation funds (the "Performance

Group") and to a larger universe of funds, consisting of all retail front-end load and no-load ultra-short obligation funds (the "Performance Universe"), selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended May 31, 2008. The Board members noted that the fund's total return performance was below the Performance Group and Performance Universe medians for all periods. Dreyfus also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each of the calendar years for the past six years, and Dreyfus representatives noted that the fund's total return performance had outperformed its benchmark in two of the prior six calendar years and the close proximity of its performance to its benchmark in one of the other years. The fund's yield performance variously was above, at or below the Performance Group and Performance Universe medians for all periods. Dreyfus representatives discussed with the Board the fund's performance, the interest rate environment that prevailed in recent years through approximately 2006 and the investment environment (as impacted by the housing and credit crises, etc.) that has prevailed over the past year or so and their impact on fund performance, how the funds in the Performance Group were diverse and different from the fund with respect to strategies and certain portfolio characteristics and how this affected the total return comparisons in such interest rate and investment environments. The Dreyfus representatives also noted that, although there had been no defaults in the fund's portfolio securities, performance had been adversely affected by mark-to-market valuations.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund's contractual management fee and expense ratio were above the Expense Group and Expense Universe medians and that the fund's actual management fee was below the Expense Group and Expense Universe medians. The Board noted that the fund's management fee and expense ratio were lower due to the undertaking by Dreyfus to waive fees and reimburse expenses. The Board also noted the undertaking by Dreyfus to waive its management fee from August 1, 2008 through November 30, 2009.

Representatives of Dreyfus reviewed with the Board members the advisory fee paid by the one other mutual fund managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies, and included within the fund's Lipper category (the "Similar Fund"), and by other accounts managed by Dreyfus or its affiliates, with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). Dreyfus representatives explained the nature of the Similar Accounts and the differences, from Dreyfus' perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Fund and Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee.

Analysis of Profitability and Economies of Scale. Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangement and its effect on Dreyfus' profitability.

Dreyfus representatives discussed its recent and current ongoing efforts in reviewing Dreyfus funds, including the fund, as part of Dreyfus' continuing efforts to serve fund shareholders. Dreyfus representatives noted that it would keep the Board apprised of any relevant developments.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the Management Agreement, with respect to the fund. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board noted the fund's performance in light of the interest rate and investment environments that have prevailed during various portions of the last several years and the manner in which the fund is managed as compared to some of its competitors and expressed confidence in the fund's portfolio management team, which continued to apply a consistent investment strategy.
- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and management fee information, including Dreyfus' undertaking to limit the fund's expense ratio (which reduced the fund's actual management fee and expense ratio), costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund. The Board noted Dreyfus' undertaking to waive the management fee through November 30, 2009.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Management Agreement, with respect to the fund, was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 160

Clifford L. Alexander, Jr. (74)
Board Member (2003)

Principal Occupation During Past 5 Years:
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
- Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 50

David W. Burke (72)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 85

Whitney I. Gerard (73)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 26

————————

George L. Perry (74)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 26

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Lucy Wilson Benson, Emeritus Board Member
Arthur A. Hartman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 160 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 160 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 177 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 173 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Yield Advantage Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:　　　Class B: DPYBX　　　Class D: DYADX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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